Exhibit(a)(7)

FAIR MARKET VALUE OF

THE COMMON STOCK OF

BELK, INC.

AS OF FEBRUARY 2, 2013

April 10, 2013

Mr. Ralph Pitts

Executive Vice President & General Counsel

Belk, Inc.

2801 West Tyvola Road

Charlotte, North Carolina 28217-4500

Dear Mr. Pitts:

Pursuant to your request, we conducted a valuation analysis of the common stock (the “Subject Interest”) of Belk, Inc. (“Belk” or the “Company”) as of February 2, 2013 (the “valuation date”). The results of our analysis are summarized in this introductory transmittal letter and set forth in additional detail in the attached valuation report.

PURPOSE AND OBJECTIVE OF THE ANALYSIS

The purpose of our analysis is to provide an independent opinion of the fair market value of Belk common stock for management planning purposes, tax compliance purposes, and a potential Board of Directors (the “Board”) tender offer. Our analysis was conducted for the purposes specified herein. No other purpose is intended nor should be inferred.

The objective of our analysis is to estimate the fair market value of total equity in Belk on a nonmarketable, noncontrolling ownership interest basis as of the valuation date.

STANDARD OF VALUE AND PREMISE OF VALUE

The standard of value used in this appraisal is fair market value, as set forth in the Internal Revenue Code. For purposes of this appraisal, fair market value is defined as the price at which the subject property would change hands between a hypothetical willing buyer and a willing seller, with both having reasonable knowledge of all relevant facts, and neither party being under any compulsion to buy or sell. Fair market value also assumes that the price is paid all in cash or its economic equivalent at closing. The factors surrounding the determination of fair market value are discussed more fully in Revenue Ruling 59-60, as amended and amplified by subsequent Revenue Rulings and interpreted by the courts.

Our analysis was conducted under the premise of value in continued use, as a going concern. The going concern premise assumes that Belk will continue to operate as an income producing entity. Our opinion of value for the Subject Interest is on a nonmarketable, noncontrolling ownership interest basis. A nonmarketable interest cannot be sold in a liquid public market, nor can it be sold quickly, with price certainty, or without incurring relatively significant transaction risks and costs. A noncontrolling interest lacks the relative ability to control an entity’s operating, investing, and financing decisions.

Mr. Ralph Pitts

Executive Vice President & General Counsel

April 10, 2013

VALUATION PROCEDURES AND ANALYSIS

Our analyses, opinions, and conclusions were developed under, and this report was prepared in conformance with, the Uniform Standards of Professional Appraisal Practice, as promulgated by the Appraisal Foundation and the American Society of Appraisers.

In developing this valuation analysis, we researched and analyzed the following factors, among others:

•	economic information and data;
•	comparative industry data;
•	information relating to publicly traded companies considered suitable for comparison to Belk;
•	empirical market evidence regarding historical long-term rates of return on investment measures as developed from nationally recognized investment information publications and studies; and
•	contemporaneous costs of debt capital in the public and private market as provided by nationally recognized investment information publications and Willamette Management Associates’ own analysis.

We reviewed and analyzed certain information and data provided by Belk, including, but not limited to, audited and unaudited financial information, Company-specific information, and other internal operational documents. This information was both historical and prospective in nature. We relied on this information as fairly presenting the Company’s results of operations and financial position. We assumed the accuracy and completeness of the financial, operational, and other internal data provided to us, as well as all other publicly available information and data upon which we relied. Information supplied by the Company has been accepted without further verification, unless otherwise noted in our analysis. We have not audited these data as part of our valuation analysis. Therefore, we express no opinion or other form of assurance regarding these data as such work was beyond the scope of our valuation engagement.

Economic, industry, and financial market data were obtained by us from various public and private sources and databases that we deem, but do not guarantee, to be reliable. Data sources are set forth in the text and exhibits of the attached valuation report.

We reviewed and discussed certain documents and information with Belk management as we formed our opinion of our initial appraisal conclusions of fair market value under standard valuation procedures, as they applied to this specific case.

We arrived at indications of value through generally accepted valuation approaches. We specifically relied on (1) the discounted cash flow method (an income approach), (2) the guideline publicly traded company method (a market approach), and (3) the previous transactions method (a market approach).

We reached an opinion after considering the historical and prospective operating characteristics of the Company, the risk/expected return investment relationships reflected for guideline companies having securities traded in the public market, capital market, and related industry macroeconomic evidence available as of February 2, 2013 and longer term market pricing evidence, as well as other relevant factors. There were no restrictions or limitations in the scope of our appraisal work or data made available for our analysis.

Mr. Ralph Pitts

Executive Vice President & General Counsel

April 10, 2013

VALUATION SYNTHESIS AND CONCLUSION

Based upon the procedures and analysis mentioned above, and in our independent professional opinion, the fair market value of the Subject Interest on a nonmarketable, noncontrolling ownership interest basis as of February 2, 2013, was:

$2,135,870,000 or $50.00 Per Share

Based on 42,717,880 Shares Issued and Outstanding.

We are independent of Belk, Inc., and we have no current or future financial interest in the assets, properties, or business interests appraised. Our fee for this analysis is in no way contingent upon the value conclusions reached.

A narrative valuation report delineating the scope, analysis, and conclusions of this appraisal follows this introductory executive summary. Our individual valuation methods and procedures are summarized in the valuation exhibits that are presented following the narrative valuation report. The accompanying statement of assumptions and limiting conditions, appraisal certification, and professional qualifications of the principal analysts are integral parts of this opinion.

Respectfully submitted,

WILLAMETTE MANAGEMENT ASSOCIATES

Curtis R. Kimball, CFA, ASA

Managing Director

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FAIR MARKET VALUE OF

THE COMMON STOCK OF

BELK, INC.

AS OF FEBRUARY 2, 2013

Belk, Inc.	Page 5

FAIR MARKET VALUE OF

THE COMMON STOCK OF

BELK, INC.

AS OF FEBRUARY 2, 2013

Belk, Inc.	Page 6

FAIR MARKET VALUE OF

THE COMMON STOCK OF

BELK, INC.

AS OF FEBRUARY 2, 2013

Belk, Inc.	Page 7

I. INTRODUCTION

DESCRIPTION OF THE ASSIGNMENT

Willamette Management Associates was retained by Belk, Inc. to provide an independent professional opinion of the fair market value of the common stock (the “Subject Interest”) of Belk, Inc. (“Belk” or the “Company”) as of February 2, 2013 (the “valuation date”). The results of our analysis are set forth in this valuation report.

PURPOSE AND OBJECTIVE OF THE ANALYSIS

The purpose of our analysis is to provide an independent opinion of the fair market value of Belk common stock for management planning purposes, tax compliance purposes, and a potential Board of Directors (the “Board”) tender offer. Our analysis was conducted for the purposes specified herein. No other purpose is intended nor should be inferred.

The objective of our analysis is to estimate the fair market value of total equity in Belk on a nonmarketable, noncontrolling ownership interest basis as of the valuation date.

STANDARD OF VALUE AND PREMISE OF VALUE

The standard of value used in this appraisal is fair market value, as set forth in the Internal Revenue Code. For purposes of this appraisal, fair market value is defined as the price at which the subject property would change hands between a hypothetical willing buyer and a willing seller, with both having reasonable knowledge of all relevant facts, and neither party being under any compulsion to buy or sell. Fair market value also assumes that the price is paid all in cash or its economic equivalent at closing. The factors surrounding the determination of fair market value are discussed more fully in Revenue Ruling 59-60, as amended and amplified by subsequent Revenue Rulings and interpreted by the courts.

Our analysis was conducted under the premise of value in continued use, as a going concern. The going concern premise assumes that Belk will continue to operate as an income producing entity. Our opinion of value for the Subject Interest is on a nonmarketable, noncontrolling ownership interest basis. A nonmarketable interest cannot be sold in a liquid public market, nor can it be sold quickly, with price certainty, or without incurring relatively significant transaction risks and costs. A noncontrolling interest lacks the relative ability to control an entity’s operating, investing, and financing decisions.

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VALUATION PROCEDURE AND ANALYSIS

Our analyses, opinions, and conclusions were developed under, and this report was prepared in conformance with, the Uniform Standards of Professional Appraisal Practice, as promulgated by the Appraisal Foundation and the American Society of Appraisers.

In developing this valuation analysis, we researched and analyzed the following factors, among others:

•	economic information and data;
•	comparative industry data;
•	information relating to publicly traded companies considered suitable for comparison to Belk;
•	empirical market evidence regarding historical long-term rates of return on investment measures as developed from nationally recognized investment information publications and studies; and
•	contemporaneous costs of debt capital in the public and private market as provided by nationally recognized investment information publications and Willamette Management Associates’ own analysis.

We reviewed and analyzed certain information and data provided by Belk, including, but not limited to, audited and unaudited financial information, Company-specific information, and other internal operational documents. This information was both historical and prospective in nature. We relied on this information as fairly presenting the Company’s results of operations and financial position. We assumed the accuracy and completeness of the financial, operational, and other internal data provided to us, as well as all other publicly available information and data upon which we relied. Information supplied by the Company has been accepted without further verification, unless otherwise noted in our analysis. We have not audited these data as part of our valuation analysis. Therefore, we express no opinion or other form of assurance regarding these data as such work was beyond the scope of our valuation engagement.

Economic, industry, and financial market data were obtained by us from various public and private sources and databases that we deem, but do not guarantee, to be reliable. Data sources are set forth in the text and exhibits of this report.

We reviewed and discussed certain documents and information with Belk management as we formed our opinion of our initial appraisal conclusions of fair market value under standard valuation procedures, as they applied to this specific case.

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We arrived at indications of value through generally accepted valuation approaches. We specifically relied on (1) the discounted cash flow method (an income approach), (2) the guideline publicly traded company method (a market approach), and (3) the previous transactions method (a market approach).

We reached an opinion after considering the historical and prospective operating characteristics of the Company, the risk/expected return investment relationships reflected for guideline companies having securities traded in the public market, capital market, and related industry macroeconomic evidence available as of February 2, 2013 and longer term market pricing evidence, as well as other relevant factors. There were no restrictions or limitations in the scope of our appraisal work or data made available for our analysis.

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II. U.S. ECONOMIC OUTLOOK

In the valuation of any business interest, the valuation analyst should consider the general economic outlook as of the valuation date. This premise is based on the belief that the national economic outlook influences how investors perceive alternative investment opportunities at any given time.

In our analysis, we considered the general economic climate that prevailed as of the valuation date. This section contains an overview of some selected economic factors, followed by a discussion of those factors that are deemed critical over the long term. The topics addressed include general economic conditions, fiscal policy, monetary policy, consumer prices and inflation rates, employment growth and unemployment, interest rates, consumer spending, construction, the stock markets, industrial production, and capital expenditures.

GENERAL ECONOMIC CONDITIONS

In the fourth quarter of 2012 and into early 2013, the U.S. economy decreased slightly, which was not expected by analysts. Real gross domestic product (GDP) decreased at an annual rate of 0.1 percent in the fourth quarter, according to advance estimates released by the Bureau of Economic Analysis. This followed a revised increase of 3.1 percent in the third quarter of 2012 and an increase of 1.3 percent in the second quarter.

The fourth quarter decrease primarily reflected negative contributions from private inventory investment, federal government spending, and exports. This was partially offset by higher spending on personal consumption expenditures, residential fixed investment, and nonresidential fixed investment.

FISCAL POLICY

The federal government budget deficit was $293 billion for the first three months of the government fiscal year ending September 30, 2013. This was $29 billion less than the deficit in the same period of the prior government fiscal year. Revenue was 10.9 percent higher than a year ago, while adjusted spending was the same as a year ago.

Revenue from individual income and payroll taxes combined increased by 15.6 percent from the same period of the prior fiscal year. Receipts of corporate income taxes increased by 12.7 percent from the same period of the prior fiscal year. Outlays were unchanged from the same period of the prior fiscal year at $909 billion. This amount included $19 billion in spending for unemployment benefits. Outlays for

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unemployment benefits for the first three months of the government fiscal year ending September 30, 2013, decreased by 22.9 percent from the same period of the prior fiscal year.

The nation’s trade deficit decreased in December 2012 to $38.5 billion, down from $48.6 billion in November. Imports decreased to $224.9 billion, and exports increased to $186.4 billion. For the three months ended in December 2012, exports of goods and services averaged $183.2 billion, while imports averaged $226.3 billion, resulting in an average deficit of $43.1 billion, lower than the November three-month average of $43.7 billion.

MONETARY POLICY

At its meeting on December 12, 2012, the Federal Open Market Committee (FOMC) of the Federal Reserve Bank voted to maintain a target range for the federal funds rate of 0 to 0.25 percent. The discount rate charged on direct loans to banks remained at 0.75 percent. The FOMC indicated that it anticipates that the federal funds rate will remain at this low level over the medium term. According to their statement, “economic activity and employment have continued to expand at a moderate pace in recent months. . . . Although the unemployment rate has declined somewhat since the summer, it remains elevated. Household spending has continued to advance, and the housing sector has shown further signs of improvement, but growth in business fixed investment has slowed. Inflation has been running somewhat below the Committee’s longer-run objective.” The FOMC expects that longer-term inflation will remain stable.

CONSUMER PRICES AND INFLATION RATES

The Consumer Price Index (CPI) was unchanged in December 2012, on a seasonally adjusted basis. It decreased 0.3 percent in November. Energy costs decreased 1.2 percent, but food costs increased 0.2 percent. The core CPI, which excludes food and energy costs, increased by 0.1 percent in December and by the same amount in November. For the 12 months ended December 31, 2012, the CPI increased by 1.7 percent (not seasonally adjusted). The core CPI increased 1.9 percent over the past 12 months.

The U.S. Import Price Index decreased by 0.1 percent in December 2012, after decreasing 0.8 percent in November. Excluding petroleum, import prices in December 2012 also decreased 0.1 percent from November 2012. Petroleum prices decreased 0.1 percent in December, and were 6.4 percent lower than a year ago. Export prices decreased 0.1 percent in December 2012 after decreasing 0.7 percent in November. For the year ended December 31, 2012, import prices were down 1.5 percent, and export prices were up 1.1 percent.

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The price index for personal consumption expenditures (PCE) decreased less than 0.1 percent in December 2012, after decreasing 0.2 percent in November. The core PCE price index (excluding food and energy) increased less than 0.1 percent in December, following the same increase in November.

EMPLOYMENT GROWTH AND UNEMPLOYMENT

Total nonagricultural employment increased by 155,000 in December 2012. Private sector employment increased by 168,000. Health care, construction, manufacturing, hospitality, and many other sectors added jobs in December, but several sectors (government, transportation, and retail) experienced a decrease in employment.

The unemployment rate was unchanged in December at 7.8 percent, down from a high of 10 percent in December 2009. The unemployment rate was 0.7 points lower than in December 2011.

Seasonally adjusted average hourly wages increased by $0.07 in December 2012 to $23.73. Average hourly earnings increased 2.1 percent over the year ended December 30, 2011. The average workweek increased by 0.1 hour to 34.5 hours in December 2012.

The Labor Department’s Employment Cost Index (ECI) increased 0.5 percent in the fourth quarter of 2012, on a seasonally adjusted basis. Wages and salaries increased 0.3 percent, and benefits increased 0.6 percent. In the prior quarter, wages and salaries increased 0.3 percent and benefits increased 0.8 percent. For the year ended December 31, 2012, compensation costs increased 1.9 percent. Compensation costs increased by 2.0 percent in the 12 months ended September 30, 2012.

According to the December 2012 personal income and outlays report, personal income increased 2.6 percent, and personal spending increased 0.2 percent. In November, personal income increased 1.0 percent, while personal expenditures increased 0.4 percent. Core consumer prices (which exclude food and energy) increased by 0.1 percent in December 2012.

Americans’ personal savings rate (as a percentage of disposable income) was 6.5 percent in December 2012, higher than the 4.1 percent rate in November and higher than in the third quarter of 2012.

Productivity in the nonfarm business sector—the amount of output per hour of work—decreased at an annual rate of 2.0 percent in the fourth quarter of 2012. This followed a revised increase of 3.2 percent

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reported in the third quarter of 2012. From the fourth quarter of 2011 to the fourth quarter of 2012, productivity in the nonfarm business sector increased 0.6 percent.

Unit labor costs in the nonfarm business sector increased at an annual rate of 4.5 percent in the fourth quarter of 2012, after decreasing a revised 2.3 percent in the third quarter of 2012.

INTEREST RATES

On December 12, 2012, the Federal Reserve maintained the target range for the federal funds rate at between 0 and 0.25 percent. As of December 31, 2012, the prime lending rate remained at 3.25 percent. The prime rate is a benchmark for many consumer and business loans.

CONSUMER SPENDING

Consumer spending increased 0.2 percent in December 2012, after a revised 0.4 percent increase in November. For the fourth quarter of 2012, consumers increased spending by an annual rate of 3.4 percent. This figure was higher than the 3.2 percent increase in the third quarter of 2012. Advance retail sales estimates were higher by 0.5 percent in December 2012, following a revised 0.4 percent increase in November. For the quarter ended December 31, 2012, retail sales increased 4.2 percent, on a seasonally adjusted basis, from the same period a year ago.

The largest monthly sales increases were in motor vehicles, furniture, health and personal care, and restaurants (1.6 percent, 1.4 percent, 1.4 percent, and 1.2 percent, respectively). Gasoline sales have increased 2.0 percent since December 2011. Sales of automobiles and auto parts have increased 7.6 percent since December 2011. Sales of electronics and appliances decreased 0.6 percent from November, but increased 1.3 percent from December 2011. Sales, excluding automobiles, were 0.3 percent higher in December 2012 than in November 2012.

Consumer credit outstanding in December 2012 increased at an annual rate of 6.3 percent, or $14.6 billion, to $2.78 trillion, after increasing $15.9 billion in November. Credit card (revolving) debt decreased by 5.1 percent, or $3.6 billion. Nonrevolving debt, such as automobile loans, increased by 11.4 percent, or $18.2 billion. Consumer borrowing does not include mortgages or other loans secured by real estate.

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The Conference Board said its Consumer Confidence Index decreased 6.4 points in December 2012 to 65.1. The index also decreased in November. A figure between 80.0 and 100.0 suggests slow growth, while a reading below 80.0 indicates a recession.

The University of Michigan Index of Consumer Sentiment decreased in December 2012 to 72.9. The Index of Consumer Expectations was 63.8 in December, down from 77.6 in November. “Confidence plunged in December as consumers confronted the rising likelihood that political gridlock would push the country over the fiscal cliff. Consumers were more pessimistic about the outlook for the overall economy and job prospects,” according to the report.

CONSTRUCTION

Construction spending increased 0.9 percent in December 2012 to a seasonally adjusted annual rate of $885 billion. Construction spending has increased 7.8 percent since December 2011. Construction spending in December was higher in some sectors of the construction industry (for example, manufacturing, office, lodging, and residential, to name a few). In other sectors (transportation, public safety, water supply, and communication) spending was lower.

Private construction spending in December 2012 was at a seasonally adjusted annual rate of $614.9 billion, 2.0 percent above the revised November estimate. Residential construction was at a seasonally adjusted annual rate of $308.2 billion, 2.2 percent above the revised November estimate. Nonresidential construction was at a seasonally adjusted annual rate of $306.7 billion in December, 1.8 percent above the revised November estimate.

Public construction spending in December 2012 was $270.1 billion, 1.4 percent below the revised November estimate. Educational construction spending was 0.7 percent below the revised November figure, and highway construction was 0.7 percent above the revised November estimate.

For the year ended December 31, 2012, spending on residential construction increased 23.6 percent. New home construction starts increased 12.1 percent in December 2012 to a seasonally adjusted annual rate of 954,000. The December 2012 figure was 36.9 percent higher than the revised December 2011 rate of 697,000. Single-family housing starts increased 8.1 percent from November, and multifamily (5 units or more) housing starts increased 23.1 percent.

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The issuance of building permits increased 0.3 percent in December 2012, to 903,000 units. The rate was 28.8 percent higher than the revised December 2011 rate.

Sales of new single-family homes increased 8.8 percent for the year ended December 31, 2012. In December, sales decreased 7.3 percent to an annual rate of 369,000 units. The November figure was 398,000, higher than the October figure.

The median new home price in December increased 1.3 percent from November to $248,900. This figure was 13.9 percent above the December 2011 figure. The inventory of new homes for sale increased to a 4.9-month supply in December. This is still a small supply of new homes for sale.

In December 2012, sales of existing homes decreased by 1.0 percent to a seasonally adjusted annual rate of 4.94 million units. Sales of existing homes in December 2012 were 12.8 percent above December 2011 sales. The median price of an existing home increased 11.5 percent from a year earlier to $180,800. The inventory of unsold existing homes decreased by 8.5 percent to 1.82 million units in December 2012, a 4.4-month supply, the lowest housing supply since January 2001.

The total number of foreclosure filings in December 2012 decreased 10 percent from November and decreased 21 percent from December 2011. Foreclosures in the fourth quarter of 2012 decreased 5 percent from the third quarter and 14 percent from the fourth quarter of 2011—the tenth consecutive quarter with an annual decrease in foreclosure activity. Total foreclosures for 2012 were down 3 percent from 2011 and down 36 percent from the peak in 2010.

The nationwide average interest rate for a 30-year fixed rate mortgage for December 2012 was 3.35 percent, compared with 3.96 percent a year earlier, according to Freddie Mac. The nationwide average does not include add-on fees known as “points.”

THE STOCK MARKETS

The U.S. stock market indexes experienced a weak fourth quarter, but a strong year. For the quarter ended December 31, 2012, the Dow Jones Industrial Average (DJIA) decreased 2.5 percent. For the year ended December 31, 2012, the DJIA was up 7.3 percent. The S&P 500 decreased 1.0 percent for the quarter and increased 13.4 percent for the year ended December 31, 2012. The S&P Industrials finished the fourth quarter of 2012 with a 2.2 percent decrease and the year ended December 31, 2012, with a 12.2 percent

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increase. The Nasdaq Composite Index finished lower by 3.2 percent for the quarter and higher by 15.9 percent for the year ended December 31, 2012.

The table below presents some historical data for the DJIA, S&P Industrials, S&P 500 Composite, and the Nasdaq Composite Indexes.

	2011	2012
Index	12/30	3/29	6/29	9/28	12/28
Dow Jones Industrial Average	12,217.56	13,212.04	12,880.09	13,437.13	12,938.11

S&P Industrials	1,695.48	1,886.85	1,829.74	1,944.43	1,869.85
P/E Multiple	14.70	16.39	15.89	16.59	16.45
Dividend Yield	2.19	2.11	2.27	2.18	2.33

S&P 500 Composite	1,257.60	1,408.47	1,362.16	1,440.67	1,402.58
P/E Multiple	14.46	16.20	15.67	16.27	15.95
Dividend Yield	2.23	2.14	2.30	2.21	2.33

Nasdaq Composite	2,605.15	3,091.57	2,935.05	3,116.23	2,960.31
Sources: Barron’s [1-2-12, 4-2-12, 7-2-12, 10-01-12, and 12-31-12]

INDUSTRIAL PRODUCTION

Industrial output at the nation’s factories, mines, and utilities increased by 0.3 percent in December after increasing 1.0 percent in November. For the fourth quarter of 2012 as a whole, total industrial production increased at an annual rate of 1.0 percent, after increasing 0.4 percent in the third quarter of 2012 and 2.4 percent in the second quarter. Manufacturing production increased 0.8 percent in December after a 1.3 percent increase in November. Utility output decreased 4.8 percent, and mining output was up 0.6 percent.

Capacity utilization at factories, mines, and utilities was at 78.8 percent in December 2012, 1.6 percent above its level a year ago. The utilization rate was 1.5 percentage points below its 1972–2011 average of 80.3 percent.

U.S. factory orders for manufactured goods increased in December 2012 by 1.8 percent, following a 0.3 percent decrease in November. The December increase was less than analysts had forecast. Orders in December totaled $484.8 billion.

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Demand for durable goods increased 4.3 percent in December 2012, following a 0.6 percent increase in November. Durable goods orders have been up for seven of the last eight months. Orders for nondurable goods decreased by 0.3 percent in December after decreasing by 1.0 percent in November.

The Institute of Supply Management (ISM) reported its Manufacturing Index registered 50.7 in December 2012, a 1.2 percent increase over November. A reading of 50 or more indicates the sector is expanding while a reading below 50 indicates manufacturing activity is contracting.

The ISM Prices Index for manufacturing materials was 55.5 in December 2012, up from 52.5 in November. This indicated that prices were increasing at a faster pace than in November. The ISM Prices Index measures inflationary pressures in the manufacturing sector.

The ISM Nonmanufacturing Index registered 56.1 in December 2012. The reading increased from 54.7 recorded in November. This reading indicates faster growth in the nonmanufacturing sector. A number above 50.0 indicates expansion; less than 50.0 indicates contraction.

The Prices Index for the nonmanufacturing sector decreased to 56.6 in December 2012 from 57.0 in November, which reflected a slower increase in prices.

The U.S. Labor Department’s Producer Price Index (PPI) for finished goods decreased 0.2 percent in December 2012 on a seasonally adjusted basis, following a decrease of 0.8 percent in November. Food prices decreased 0.9 percent, while energy prices decreased 0.3 percent. Excluding food and energy prices, the index decreased 0.1 percent in December.

In November 2012 manufacturers’ and trade inventories increased 0.3 percent from October to a level of $1,621.5 billion. The total inventories-to-sales ratio was 1.28 in November 2012, higher than the November 2011 ratio of 1.26.

CAPITAL EXPENDITURES

Real nonresidential fixed investment increased 8.4 percent in the fourth quarter of 2012, following a revised 1.8 percent decrease in the third quarter of 2012.

Businesses increased their spending on equipment and software by 12.4 percent in the fourth quarter of 2012, after decreasing spending by a revised 2.6 percent in the third quarter of 2012.

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Business investment in commercial structures decreased 1.1 percent in the fourth quarter of 2012, following no change in the third quarter.

OUTLOOK

Most economists are predicting moderate economic growth in the near-term. The economists at Standard & Poor’s expect “US GDP growth of around 2.2% in 2012 and 2013.” They state that the chances of another recession are about 15 to 20 percent, but the chances of a quick recovery are also around 15 to 20 percent.

The Kiplinger Letter expects GDP growth of 2.0 percent in 2013 and 3.1 percent in 2014. “There are still positives . . . housing, exports, even business spending . . . that will help offset the drain on consumer spending from additional payroll taxes.”

Value Line expects that GDP growth “may average 2%, or so, in the first and second quarters [of 2013].” They expect GDP growth of 3 percent or more in 2014.

The Federal Reserve lowered their central tendency estimate for U.S. GDP growth to a range of 2.3 to 3.0 percent for 2013. They estimate growth of 3.0 to 3.5 percent in 2014. The Federal Reserve expects the unemployment rate to be between 7.4 to 7.7 percent in 2013. In 2014, they expect it to decrease to 6.8 to 7.3 percent.

The Livingston Survey panel of forecasters project “the growth rate of economic output (real GDP) increasing to 2.1 percent (annual rate) in the first half of 2013, and they predict that it will then further increase to 2.3 percent . . . in the second half of 2013.” Their panelists “expect a modest recovery in the labor market, with the unemployment rate . . . at 7.8 percent in June 2013. . . . The unemployment rate is then expected to fall to 7.7 percent in December 2013.” The panelists also expect inflation (as measured by the CPI) to remain at about 2.1 percent.

The National Association for Business Economists (NABE) “expect[s] modest growth in the economy in 2013 as a whole, which accelerates steadily as the year progresses.” The expect real GDP growth of 2.1 percent in 2013 and forecast that it will reach 3.0 percent by the fourth quarter. The NABE expects that “the annual average civilian unemployment rate will be 7.7% in 2013.”

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The NABE panelists expect an improvement in the S&P 500. They also predict that Treasury yields may increase in 2013. “The panelists forecast that the S&P 500 index will increase to 1501 by the end of December 2013. . . Panelists also suggest that the 10-year Treasury note yield at the end of 2013 will be 2.25%.” The Livingston Survey panelists “project an increase in stock prices over the next two years . . . with the [S&P 500] index rising to 1437.4 by the end of June 2013 and to 1460.0 by the end of 2013.”

According to the National Association of Home Builders (NAHB), “Builder confidence in the market for newly built, single-family homes rose for an eighth consecutive month in December to . . . the highest level the index has attained since April of 2006.” NAHB chief economist David Crowe stated, “While there is still much room for improvement, the consistent upward trend in builder confidence over the past year is indicative of the gradual recovery that has been taking place in housing markets nationwide and that we expect to continue in 2013.” The NABE panelists “are optimistic that improvements in the housing market will continue.” They predict that housing starts will increase to 0.93 million units by 2013. They also expect home prices to increase by 3.5 percent in 2013.

The Livingston Survey has revised its long-term growth outlook downward. Their panelists “now predict that real GDP will grow 2.5 percent annually over the next 10 years.” They also expect inflation to average about 2.5 percent over the next 10 years.

Sources: Congressional Budget Office, “Monthly Budget Review: Fiscal Year 2013,” January 8, 2013; U.S. Bureau of Economic Analysis, “Gross Domestic Product: Fourth Quarter 2012 (Advance Estimate),” January 30, 2013; U.S. Bureau of Economic Analysis, “Personal Income and Outlays: December 2012,” January 31, 2013; U.S. Census Bureau and U.S. Bureau of Economic Analysis, “U.S. International Trade in Goods and Services: December 2012,” February 8, 2013; Bureau of Labor Statistics, “U.S. Import and Export Price Indexes—December 2012,” January 11, 2013; Bureau of Labor Statistics, “The Employment Situation—December 2012,” January 4, 2013; Bureau of Labor Statistics, “Employment Cost Index—December 2012,” January 31, 2013; Bureau of Labor Statistics, “Consumer Price Index—December 2012,” January 16, 2013; Bureau of Labor Statistics, “Productivity and Costs: Fourth Quarter 2012, Preliminary,” February 7, 2013; Bureau of Labor Statistics, “Producer Price Index—December 2012,” January 15, 2013; U.S. Census Bureau News, “Advance Monthly Sales for Retail and Food Services: December 2012,” January 15, 2013; U.S. Census Bureau News, “December 2012 Construction at $885.0 Billion Annual Rate,” February 1, 2013; U.S. Census Bureau News, “New Residential Construction in December 2012,” January 17, 2013; U.S. Census Bureau News, “New Residential Sales in December 2012,” January 25, 2013; “Existing-Home Sales Slip in December, Prices Continue to Rise; 2012 Totals Up,” National Association of Realtors press release, January 22, 2013; Freddie Mac, “30-Year Fixed-Rate Mortgages Since 1971”; “1.8 Million U.S. Properties with Foreclosure Filings in 2012,” RealtyTrac press release, January 14, 2013; U.S. Census Bureau News, “Full Report on Manufacturers’ Shipments, Inventories and Orders: December 2012,” February 4, 2013; U.S. Census Bureau News, “Manufacturing and Trade Inventories and Sales: November 2012,” January 15, 2013; Federal Reserve Statistical Release, “Consumer Credit: December 2012,” February 7, 2013; Federal Reserve Statistical Release, “Industrial Production and Capacity Utilization,” January 16, 2013; Federal Reserve press release, December 12,

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2012; “Economic Projections of Federal Reserve Board Members and Federal Reserve Presidents, December 2012,” December 12, 2012; Conference Board press release, December 27, 2012; Reuters/University of Michigan Surveys of Consumers, December 21, 2012; Barron’s, “Market Laboratory,” December 31, 2012; Institute for Supply Management, “December 2012 Manufacturing ISM Report on Business,” January 2, 2013; Institute for Supply Management, “December 2012 Non-Manufacturing ISM Report on Business,” January 4, 2012; Bloomberg; National Association of Home Builders press release, December 18, 2012; The Kiplinger Letter, January 4, 2013; Value Line Investment Survey: Selection & Opinion, January 4, 2013; The Livingston Survey, Federal Reserve Bank of Philadelphia, December 12, 2012; National Association for Business Economists press release, December 2012; and Standard & Poor’s, Industry Surveys: Trends & Projections, December 2012.

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III. DEPARTMENT STORE INDUSTRY OUTLOOK

In the valuation process, the state of the industry in which Belk operates must be considered. The analyst must have an understanding of the factors that drive the industry. The following is an overview of the department store industry in the United States.

THE DEPARTMENT STORE INDUSTRY IN THE U.S.

Operators in the department store industry are large scale department stores which retail a broad range of general merchandise, such as apparel, jewelry, cosmetics, home furnishings, general household products, toys, appliance, and sporting goods. Discount department stores, which are also included in this industry, retail similar lines of goods and services but at lower prices. Supercenters that offer fresh groceries in their stores and warehouse clubs that operate under membership programs are not included in this industry classification. Further, the primary role of this industry is in retailing a general line of merchandise. Major products and services in this industry are children’s wear, drugs and cosmetics, footwear, furniture and household appliances, men’s wear, toys and hobbies, and women’s wear.

IBISWorld estimates that the industry encompasses 68 businesses within the U.S. with estimated 2012 revenue of $198.0 billion dollars with profits around $7.9 billion. Over the past five years from 2007 to 2012, the industry has seen an average annualized decline of 1.2 percent. Market share in the U.S. is primarily focused upon five large companies: Wal-Mart Stores Inc. (27.2 percent market share), Sears Holdings Corporation (17.9 percent market share), Macy’s, Inc. (14.1 percent market share), Target Corp. (13.0 percent market share), and J.C. Penney Company, Inc. (9.0 percent market share). The department stores industry furthermore is highly competitive with moderate regulations, low revenue volatility, low industry globalization, medium barriers to entry, and a declining life cycle stage. The largest concentrations of firms in the U.S. reside in California (10.9 percent), Florida (6.4 percent), Texas (6.1 percent), Illinois (5.1 percent), Pennsylvania (5.0 percent), and New York (4.7 percent).

According to IBISWorld, the department store industry has fought though conditions in the five years to 2013, with revenue expected to decline at an average annual rate of 1.2 percent to $198.0 billion. Weak consumer confidence and low disposable income deterred households from making discretionary purchases during the recession, causing demand and sales to fall substantially for traditional department stores. Furthermore, in recent years, online retailers have emerged as a threat to industry players, stealing customers by offering convenience and low prices. These poor conditions have caused profit to decline 6.0 percent of revenue in 2008 to an estimated 4.0 percent in 2013. However, these same conditions have

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allowed discount department stores to thrive because their low prices catered to customers shopping on a budget. Recent improvements in economic conditions are expected to relieve some of the overall industry’s struggles; revenue is estimated to increase 2.2 percent in 2013.

Over the past five years, the conversion of discount department stores into big-box retailers (i.e., warehouse clubs and supercenters) has caused much of the industry’s decline. Discount giants, such as Walmart and Target, have begun retrofitting stores with fresh grocery sections to expand their markets and attract more customers. This expansion, however, changes IBISWorld classifications, effectively reducing market share in the department stores industry. In addition to this classification change, many operators have been forced out of the industry or have consolidated and merged with larger players. The recession is largely to blame for the sharp decline. According to the U.S. Census Bureau, the number of forms declined from 138 in 2008 to 57 in 2009, increasing back to 68 in 2013.

First Research analyzes a more narrow industry classification of department store retailers which includes about 20 companies with approximately 3,500 stores with combined annual revenue of about $60 billion. Major industry participants include Sears Holdings Corporation, J.C. Penny Company, Inc., Macy’s, Inc., and Dillard’s, Inc.; with a high concentration of which the top eight companies yield over 95 percent of industry revenue. Globally the department store industry accounts for approximately $400 billion in sales annually, which also include Marks & Spencer Group plc (U.K.), El Corte Inglés S.A. (Spain), Societe Anonyme des Galeries Lafayette (France), Bangkok Tokyu Department Store Company Limited (Japan), Galeria Kaufhof Gmbh (Germany), and Debenhams plc (U.K.). In First Research’s classification, discount department stores are not included because traditional department stores have checkout registers within individual merchandise departments instead of a central checkout area.

INDUSTRY INDICATORS

•	U.S. consumer spending on nondurable goods, an indicator of department store sales, rose 0.5 percent in January 2013 over January 2012.
•	The U.S. department store industry price index increased 0.8 percent from January 2012 to January 2013.
•

U.S. retail and food services sales for January, adjusted for seasonal variation, holiday, and trading-day differences, but not for price changes, were $416.6 billion, an increase of 0.1 percent from the previous month and 4.4 percent above January 2012. Total sales for the 12 months of 2012 were up 4.5 percent from the same period a year ago in 2011. The November to December 2012 percent change was unrevised from 0.5 percent.

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•	Retail trade sales were up 0.1 percent from December 2012 and 4.1 percent above 2011.
•	Nonstore retailers were up 15.7 percent from January 2012 and auto and other motor vehicle dealers were up 9.4 percent from 2011.
•

Department store sales, on an advance preliminary basis, were up 1.0 percent in January 2013 over December 2012 and, on an advance revised basis, were down 0.6 percent in January 2013 from January 2012.

KEY EXTERNAL DRIVERS

•

Department stores rely heavily on the financial health of its customer base, including per capita disposable income. During the periods of low disposable income growth, consumers cut back on spending by delaying purchases or substituting costlier goods with inferior products. This is heavily influenced by the unemployment rate and the general economic environment. With periods of strong economy activity, disposable incomes rise. This driver is expected to increase slowly over 2013, creating a potential opportunity for the industry to recover margins and sales.

•

Department stores compete with a wide array of other industries due to the range in products and services they provide. Some of the industry’s largest competitors are big-box retail stores and supercenters, which offer similar products and services. Online retailers also pose significant competition to the industry with the increase in eCommerce. eCommerce allows customers to purchase products any time of day with convenience and access to a diversified database of reviews and options. This driver is expected to increase slowly over 2013, representing a potential threat to the industry.

•

Consumer confidence levels determine the number and frequency of purchases among consumers. Low consumer confidence causes consumers to delay purchases or buy cheaper alternatives or merely necessities. In contrast, purchases increase as consumer confidence rebounds and sentiments change to less uncertain expectations of the future of the U.S. economy (i.e., consumers anticipate lower unemployment, increased wealth, and higher disposable incomes). This trend is expected to increase over 2013, showing improvement.

•

The unemployment rate which hovers around 8 percent is inversely correlated to demand for industry products. When unemployment rises, consumers will likely pinch pennies and generally reduce their spending at department stores. This driver is expected to decrease over 2013. As of the valuation date, the unemployment rate was 7.9 percent, down from 8.3 percent as of January 2012.

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•

Population growth is an important component of industry growth. As the population increase, so does the industry’s customer base. Additionally, population growth in specific regions is an important indicator of future establishment growth because the number of stored is generally dependent on geographical area populations. This driver is expected to increase slowly over 2013.

PRODUCTS, OPERATIONS, & TECHNOLOGY

Major products include apparel, cosmetics, footwear, and appliances. Apparel includes women’s, men’s, and children’s clothing. Cosmetics include makeup, skin care, hair care, and fragrances. Appliances include refrigerators, stoves, washers, dryers, and dishwashers. Companies may also sell kitchenware, bedding, towels, and sheets. Services include gift wrapping, delivery, appliance installation, and personal shopping.

National and regional chains dominate the industry. Store formats and merchandise selection depends on a company’s target market. Some companies lease space to independent companies to sell products requiring sales expertise, such as furs, designer handbags, and high-end cosmetics. Effective store layouts and eye-catching merchandise displays can generate complementary sales and impulse purchases. Companies may also have outlets to help sell excess inventory.

Most department stores are anchor tenants in large malls and a store’s presence is used to drive traffic. Companies consider demographics, population density, and lifestyle when selecting business locations. A typical Sears store averages 133,000 square feet, but some companies have flagship stores that can exceed 250,000 square feet. Average sales per square foot can vary: a Dillard’s store averages $110 per square foot while a typical J.C. Penney store averages $149 per square foot.

Because department stores deal with tens of thousands of stock keeping units (SKUs), effective supply chain management is critical to keeping costs low and supporting timely merchandising flow. Companies have extensive networks of warehouses and distribution centers to route products from suppliers to stores. Cross-docking facilities allow companies to unload and reallocate products in a single operation, minimizing storage costs. Dedicated distribution centers and call centers often support internet and catalog sales as well.

Department stores buy inventory from manufacturers, importers, and distributors, and may work with thousands of suppliers. While long-term supplier relationships are common, few companies have long-

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term contracts. Lead times can be long: buyers may place orders six to nine months in advance for apparel and shoes and three to six months in advance for handbags and jewelry.

Further, a large percentage of department stores merchandise is imported. Over 90 percent of apparel and footwear sold in the U.S. is imported from Mexico and China. Low-cost production has forced the majority of apparel and show manufacturing offshore. Buyers make purchasing decisions based on trends and historical sales, and may take preferences and climate into account. Companies may receive allowances from suppliers for markdowns and advertising.

Technology is very important in the industry. Information systems to manage functional areas, including sales, merchandising, purchasing, inventory control, distribution, finance, and accounting are key elements. Point-of-sale (POS) systems record sales transactions and process credit card orders. Merchandise planning systems help companies forecast demand and allocate merchandise across states. Inventory management systems monitor inventory levels and trigger replenishment orders. Electronic data interchanges (EDI) allows companies to process purchase orders more efficiently. While most department stores use bar codes to identify and track products through the supply chain process, some companies are using radio frequency identification devices (RFIDs) to monitor merchandise movement.

CURRENT SITUATION

Overview

The department stores industry has exhibited mixed performance trends in the five years to 2013; while some department stores have flourished, others have floundered. Operators in this industry are segmented into two distinct types: up-market department stores and their discount variety counterparts. Like most retail stores, traditional department stores have suffered from declining demand and rising competition, which reduced sales and hurt profitability. On the other hand, discount department stores have gained market share and thrived in the midst of the recession because consumer’s focused more on savings and lower-price points from luxury and high-end goods. Overall, industry revenue is expected to decline at an average annualized rate of 1.2 percent over the five years to 2013. However, as disposable income improves during 2013, industry revenue will get a boost of about 2.2 percent to $198.0 billion.

While some of the department stores covered by the S&P Survey beat same-store sales estimates, in the 5-8 percent quarter-to-quarter changes, some lagged behind. The moderate-price department stores such as J.C. Penney and Kohl’s did not meet expectations, while discounters such as Dollar Tree Stores and Dollar General reported relatively strong gains in the first half of 2012. The better department stores, such

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as Saks and Nordstrom, have been able to attract upper-income households with limited sales promotions, by offering convenience and a superior shopping experience. These stores are sticking to their core strategies: coming up with innovative marketing programs and customer services, and selling exclusive designer products.

J.C. Penney and Kohl’s both posted a decline in sales in the second quarter of 2012. Kohl’s lost on sales owing to lack of adequate inventory. The retailer recorded a 6 percent yearly decline in inventory in the first quarter and took certain steps to improve the inventory position in the second quarter. While middle-income consumers are showing reasonable caution in their spending behavior, they’re willing to go slightly over budget when the merchandise is right.

Best-in-class retailers are working to raise customer service levels and to localize merchandise assortments by store to improve sales productivity. For department stores, the hope is that by delivering the brands, styles, and sizes customers want, sales will increase. Macy’s, through its “My Macy’s” localization initiative, its custom-tailoring merchandise assortments, size ranges, marketing programs, and shopping experiences to the specific needs of core customers surrounding each of its stores. Thinking local appears to be paying off for Macy’s, which reported 4.0 percent and 5.2 percent same-store sales increases, respectively, in the first and second quarters of fiscal 2013 (ending January 2013).

Products and Services Segmentation

•	Women’s Wear (21.1 percent)
•	Furniture and Household Appliances (16.5 percent)
•	Drugs and Cosmetics (15.5 percent)
•	Other Categories (12.6 percent)
•	Children’s Wear (11.4 percent)
•	Men’s Wear (10.2 percent)
•	Toys and Hobbies (8 percent)
•	Footwear (4.7 percent)

Major Market Segmentation

•	Consumers aged 25-40 (35 percent)
•	Consumers aged 41-65 (30 percent)
•	Consumers aged under 25 (20 percent)

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•	Consumers aged over 66 (15 percent)

Critical Issues and Business Challenges

•

Companies face intense competition from a wide variety of retailers: discount department stores, warehouse clubs, and specialty stores. Discount department stores have driven away sales to traditional department stores over the past five years. Warehouse stores sell basic items at rock-bottom prices, and specialty retailers provide better selections and service within particular categories. Further, private label apparel from all types of retailers has hurt department stores.

•

Consumer spending drives department stores sales, in which a large percentage of products are discretionary items. During tough economic times, consumers may cut back or shop at less expensive retailers.

•

Demand continues to be dependent as well on fashion trends, which drive the majority of sales in department stores. Fashion trends and fads can change quickly, leaving companies with inventory problems. Inability to predict trends and react quickly can result in unplanned markdowns or lost sales due to under forecasting. Stocking dated merchandise can also be affective in growing a company’s reputation, since most try to be as fashion-forward as possible.

•

Companies depend in this industry on economies of scale, particularly in purchasing, distribution, and marketing, to keep costs low and remain profitable. Competitive pricing pressure forces department stores to cut costs to maintain margins. Large companies can benefit from volume purchasing and shared resources among locations. Scale advantages have resulted in industry consolidation and the demise of small and midsized department stores.

•

Foreign manufacturers produce the majority of the apparel and footwear offered by department stores and thus political, economic instability and transportation delays can affect merchandise availability and devastate seasonal sales. Unfavorable exchange rates and changes in tariffs can also affect projected margins. A lengthy lead time requires planning to adequately deliver current trends and products to customers.

•

Highly seasonal trends, in which the fourth quarter generates the most significant sales and profits for the industry due to winter shopping, affects the industry. Most companies must spend extra to build inventory, hire additional staff, and increase advertising prior to peak selling periods. Accurate forecasting is crucial, since most holiday orders are made months in advance. In concert with this seasonality, weak holiday sales can be detrimental to a company’s entire fiscal year.

•	Lastly, high workforce turnover resulting from those who earn low wages affect the industry, and thus companies must consistently hire and train new workers, which can be time-consuming and

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costly. A constantly changing sales staff can result in customer service problems and irregularities in client experiences.

Competitive Landscape

•

Output for the U.S. department store industry could decrease by 2 percent in 2013 compared to 2012, according to the latest industry forecast for First Research from INFORUM. Many companies have struggled as consumers have turned to competitors such as discount stores, wholesale clubs, and online stores. Some department stores, such as Nordstrom, have found success through promoting a seamless presence across multiple channels, making it easy for shoppers to buy items via mobile devices, online, or in stores. Nordstrom posted an 8.6 percent increase in same-store sales during the 2012 holiday shopping period compares to the previous year. Rival Macy’s saw same-store sales grow by 4.1 percent. The slow economic recovery has also challenged retailers, as shoppers continue to be more conservative with purchases. The U.S. department store industry could struggle in the coming year, as competitors continue to attract the industry’s core customers.

•

After a decline in sales and the ousting of its president, J.C. Penney’s strategy to replace constant sales with everyday low prices is starting to look like a losing or at least a longer-term proposition. Company president Michael Francis was fired in June 2012, just eight months after he was hired from a top creative marketing job at Target and touted as part of a dream team destined to make over struggling J.C. Penney. CEO Ron Johnson isn’t signaling a change in strategy—yet. Instead, he plans to oversee marketing and merchandising directly and do a better job of communicating to customers the benefits of everyday low prices and fewer sales to customers. Johnson also is considering adding more J.C. Penney stores in bigger metropolitan areas with sophisticated merchandise to compete better with Macy’s and Kohl’s. Penney’s recent attempt to revive its brand by offering consistently lower prices could determine whether consumers have become too conditioned to shopping “the sale” to change. And while it may be too early to judge Penney’s strategy, the retailer’s continued struggles to find a strategy that works raises questions about the viability of department stores in the middle market as industry competition increases. As a result of this, Belk has been a direct beneficiary of Penney’s execution problems and has picked up market share from this competitor.

•

Illustrating challenges facing the industry, department store chain Sears is reportedly seeking to sell its Land’s End clothing division to generate cash. Sears bought the preppy catalog clothing brand in 2002 for $1.8 billion, but sales never lived up to expectations. The company also agreed to sell more than 40 of its Sears Hometown stores, 10 Sears Hardware stores, and 9 of it’s the

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Great Indoors stores. Sears Holdings, which also owns discount chain Kmart, has struggled to keep its customer base in the wake of the late-2000s recession and strong competition from big box discounters such as Target and online powerhouses such as Amazon.com. The move to sell assets has been described by the company as a way to “position Sears Holdings for the future,” but at least one prominent analyst says the decisions look more like a gradual liquidation, according to FORTUNE.

•

Macy’s retail approach in 2011 was to introduce a designer capsule collection series for its Impulse contemporary departments, which are in stores and on macys.com. The series was launched with the 40-piece Kinder Agguini collection in February 2011. Macy’s has since launched capsule collections by Matthew Williamson (April 2011), Karl Lagerfeld (Augsut 2011), Giambattista Valli (October 2011), Doo-Ri Chang (February 2012), and Alberta Ferretti (April 2012). More recently, in September 2012, Macy’s launched the new Nicole Riche for Impulse’ 25-piece collection. The collection was priced from $39 to $129 and was available in 100 Macy’s stores. Macy’s is focused on three key initiatives in 2013: (1) maximizing the My Macy’s localization initiative; (2) driving the omnichannel business; and (3) embracing customer centricity, including engaging customers on the selling floor through the MAGIC selling system. Macy’s is also currently in a legal and marketing struggle with J.C. Penney over Martha Stewart brand goods.

•

In July 2012, Nordstrom entered into a partnership with the UK-based TopShop. Under the partnership, Nordstrom placed TopShop’s apparel and accessories in 14 of its 117 locations in September, which might eventually expand to 75-100 such locations. The shop-in-shop concept includes a 2,500 square feet space for the women merchandise and a smaller 1,500 square feet space for the brand’s menswear collection—Topman. In addition, TopShop’s full collection is available online on Nordstrom.cm. While the partnership would help TopShop expand its presence in the U.S., it is also an attempt by Nordstrom to offer exclusive apparel merchandise to its shoppers. With the TopShop designs, it hopes to lure in fashion-conscious customers they have not seen before at Nordstrom.

Technology and Omnichannel Developments

To provide customers even more flexibility in how, when, and from where they shop, department stores and discounters are seeking new, innovative ways to engage and serve their customers.

Mobile technology affords retailers an opportunity to tailor marketing messages and shopping experiences for customers. Nordstrom, for example, believes that within two years, more customers will access the

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Internet via a mobile device that with a computer. The company added Wi-Fi functionality to all of its full-line stores in 2010, and in 2011 tested 6,000 mobile point-of-sale devices during its Anniversary Sale in July. Nordstrom also introduced a mobile-optimized version of its website in June 2011 so that it can capitalize on the growing trend of customers shopping through their smartphones.

J.C. Penney, Kohl’s, Kmart, Sears, Saks Fifth Avenue, Macy’s, and Target have all developed applications for the iPhone that allow iPhone users to borrow weekly sales circulars, receive coupons, search for and receive directions to nearby stores, create shopping lists, and/or make online purchases.

Macy’s and Target are also supporting the new shopkick app (developed by shopkick Inc.) in stores within select metro markets, including Chicago, Los Angeles, and New York. Just by walking into a participating store with their iPhones or Android phones, customers can earn points called “kickbucks” that are redeemable for music downloads; gift cards at Macy’s, Target, and other shopkick partner stores; magazine subscriptions; iPods; charitable donations; and other rewards. They also receive exclusive offers while in the store.

Macy’s mobile marketing campaign, called Macy’s Backstage Pass, makes use of Quick Response (QR) bar code technology to engage in-store shoppers. Macy’s Backstage Pass delivers 30-second videos of designers and fashion experts (including Tommy Hilfiger, Michael Kors, Martha Stewart, and Rachel Ray) telling stories about their inspiration as well as fashion tips and advice. Shoppers access the videos by scanning any Macy’s Backstage Pass code using a mobile device camera running a QR reader application. Shoppers can also access the videos through MMS by texting a keyword found beside each Backstage Pass to MACYS, as well as online at www.macys.com/findyourmagic.

Nordstrom has been an early adopter of mobile checkout technology. In June 2011, the company purchased 6,000 mobile POS devices for its full-line stores as part of an effort to provide an enhanced shopping experience to its customers. Nordstrom has so far achieved 75 percent of its fixed POS capability on mobile devices in its full-line stores and is trying to achieve 100 percent capability on mobile POS devices by the end of 2013. As of September 2012, the company also had on an average 15 mobile POS devices for each of its Rack stores.

Neiman Marcus too is focusing on becoming an “omnichannel” company: that is, one providing its customers with the “O2O” (Offline to Online) brand experience. To this end, the company is currently testing the iPhone-only NM Service app in four of its stores. This app alerts the customer of in-store

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events, sales, and new product arrivals, and enables sales associated to make product suggestions based on the customer’s purchase history and wish list.

OUTLOOK

IBISWorld forecasts that the department store industry will experience better results in the five years ahead to 2018. On the strength of the economic recovery, revenue is forecast to increase at an average annualized rate of 1.0 percent over the next five years to total $207.9 billion. With rising sales, profit margins are likely to increase to about 6.2 percent of revenue in 2018, providing much-needed relief to industry operators. However, looming competition from online retailers is expected to place price pressures on industry participants, while even more players will transition to the warehouse clubs and supercenters industry.

Department stores depend entirely on consumer spending conditions because households account or virtually all of the industry’s demand. Consequently, traditional stores within the industry suffered greatly after 2007 when the recession caused disposable income and consumers’ confidence in the economy to take a turn for the worse. However, better demand conditions await surviving operators as the U.S. economy slowly recovers and gains traction. In the five years to 2018, consumer confidence in the economy and per capita income are forecast to increase at annualized rates of 1.8 percent and 2.1 percent, respectively. These improvements will likely drive up traditional department stores’ sales as consumers, armed with more money, increase their purchases of industry products that they had delayed during the recession. As a result, IBISWorld estimates that traditional department stores will experience moderate revenue growth.

Over the past five years, discount department stores such as Wal-Mart and Target increased due to increasing number of middle-class customers who began shopping at these stores to save money. As the economy gains traction, consumers will have more disposable income, which will lead some customers away from discount options and back to full retail process. However, despite this shift toward higher-quality goods, discount stores will likely retain a large portion of their recently captured market share as consumers greet newfound cash with caution and continue to pinch pennies. As a result, IBISWorld projects that discount department stores will continue to experience moderate revenue growth. On the whole, the department store industry’s performance is forecast to improve, starting with a moderate revenue growth of 0.9 percent in 2014 to $199.8 billion.

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First Research forecasts, which are based on INFORUM forecasts, estimate that the industry will have a more pessimistic decline of 1 percent per annum on average between 2013 and 2017. Demand will continue to be driven by consumer spending and fashion trends. Industry participants will remain in need of good, quality merchandising and at risk for economic health changes affecting spending on non-essentials.

In Credit Suisse’s view, 2013 should be a year the department store industry begins to address the issue of a decline in store productivity as eCommerce becomes a larger part of the business. In fact, for the first nine months of 2012, eCommerce accounted for almost 50 percent of growth in Macy’s sales while Nordstrom’s eCommerce business accounted for about 27 percent of revenue growth. Kohl’s would not have experienced revenue growth during 2012 without its eCommerce business. Credit Suisse continues to think the department store industry is fundamentally in better shape than at any point in the past decade. The industry has been prudently managing inventory, capital spending, and store openings/closings while balance sheets remain stronger than they have been historically. As a result, Credit Suisse believes the downside for the industry’s equities is limited, although margins are near peak levels. Additionally, J.C. Penney and Kohl’s repositioning will continue to represent both opportunity and risk for the other players in the segment. One avenue of growth in the sector is in capital investments in the FAB categories (footwear/accessories/beauty). As department stores continue to shift their business away from women’s apparel, there could be less volatile gross margins for the industry overall. Even if retailers see traditional higher levels of markdowns from women’s apparel, it should have less of an impact to the overall reported gross margin, as women’s apparel increasingly becomes a smaller portion of the overall business.

Standard and Poor’s fundamental outlook for the department stores sub-industry is neutral. Although the economy remains weak, the business environment for department stores is stable, in S&P’s view. Best-in-class department stores are working to raise customer service levels and to localize merchandise assortments by store to improve sales productivity. The goal is to increase sales by delivering the brands, styles, and sizes customers want. In S&P’s view, spending by middle-income Americans is being supported by heavy promotional activity and more frequent product deliveries that are creating a sense or newness for shoppers. Upper-income consumers continue to buy at full-price if the product is right. On the whole, it seems that consumers’ appetite for new fashion remains healthy. While consumers have long benefited from apparel being a deflationary category, prices rose, particularly in cotton apparel, in 2011 due to higher commodity costs and rising manufacturing labor wages and product freight charges. Though cotton prices have eased, S&P expects manufacturers are likely to hold prices about even with 2012 going

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into the second quarter and into 2013. To help offset costs, department stores have taken various actions, including moving up receipt of orders and holding inventory where possible (thus locking in current costs); switching factories, mills, or suppliers without compromising product quality; and taking less margin on private label apparel. S&P also sees the more affluent better department store customers have more price elasticity on spending. Year-to-date through November 20, 2012, the S&P Department Store Index increased 6.2 percent, compared with an increase of 8.1 percent for the S&P 1500 Index. In 2011, the sub-industry index rose 2.5 percent, versus a 0.3 percent decline for the S&P 1500.

Based on our overall industry analysis, we expect industry growth to be at least 1 percent on an average annualized basis from 2013 to 2017 as the economy recovers from the recession of the late 2000s. This growth is hampered by declining revenue expectations for Sears and J.C. Penney’s; whereas, Macy’s, Dillard’s, Nordstrom’s, Saks, and Belk should see moderate growth potential.

Sources: Department Stores in the US, IBISWorld, January 2013; Industry Profile: Department Stores, First Research, January 14, 2013; Industry Surveys, Retailing: General, Standard & Poor’s, November 2012; S&P Capital IQ, 2013 Outlook and Themes, Credit Suisse, January 24, 2013; Advance Monthly Sales for Retail and Food Services, U.S. Census Bureau News, January 2013; Macy’s Form 10-K for fiscal year ended January 28, 2012; Kohl’s Corporation Form 10-K for fiscal year ended January 28, 2012; Dillard’s Inc. Form 10-K for fiscal year end January 28, 2012; Belk management interview commentary; Belk internal documents.

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IV. BELK, INC. OVERVIEW

HISTORY AND DESCRIPTION OF BELK, INC. 1

Belk began when 26-year-old William Henry Belk opened a small bargain store in Monroe, N.C., on May 29, 1888. The store measured only 22 by 70 feet, about 1,500 total square feet. Mr. Belk named the store the New York Racket, as he thought it made the store sound large and would attract more business. Mr. Belk started with $750 in savings, a $500 loan at 10 percent interest rate from a local widow, and approximately $3,000 worth of goods taken on consignment from a bankrupt store. In less than seven months, he had paid off his debts and netted a $3,300 profit.

Mr. Belk introduced some radically new retailing ideas in his time. He bought large quantities of goods for cash and sold for cash at a low mark-up. Further, all merchandise was clearly marked with its retail price and therefore no haggling ensued and customers could return any merchandise purchased if they were not completely satisfied. These innovative ideas helped Belk stores succeed and grow.

In 1891, William Henry Belk persuaded his brother, Dr. John Belk, to leave his medical profession and become a partner in the Monroe store, beginning a remarkable 37-year business association. The company became the Belk Brothers Company.

The brothers opened a second store in 1893 in Chester, South Carolina, and a third store in 1894 in Union, South Carolina. In 1895, William Henry Belk left the Monroe store to open the company’s fourth store in Charlotte, North Carolina. Dr. John Belk continued to manage the Monroe store until his death in 1928. William Henry Belk headed the Belk stores until his death at age 89 in 1952.

The second generation of management of the Company was led by two sons of William Henry Belk: Thomas M. Belk and John M. Belk. Thomas M. Belk passed away in 1997. John M. Belk retired as chief executive officer in 2004, but remained director emeritus until his death in 2007.

At the present, Belk is privately owned and operated under a third generation of Belk family leadership. Thomas M. (Tim) Belk, Jr. is chairman of the board and chief executive officer and John R. (Johnny) Belk is president and chief operating officer. H. W. McKay Belk is a board member.

1 www.belk.com, Company documents, Belk management interviews, and Web searches conducted by Willamette Management Associates staff during 2012 and 2013.

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The descendants of founder William Henry Belk and his brother, Dr. John M. Belk, own the majority of the Company’s stock. The remainder of the stock is mostly held by current and former employees of the Company and their descendants. Belk had a policy of providing minority ownership interests to key store employees over the decades as the company expanded. Historically, Belk was composed of a number of separately formed operating companies representing a store or a cluster of stores often using a trade name which included the local manager such as “Hudson-Belk Stores.” In May 1998, Belk, Inc. was formed by merging all of these operating companies into a single corporate entity.

The Company completed an acquisition of 22 Proffitt’s stores and 25 McRae’s stores from Saks Incorporated effective July 3, 2005. The Proffitt’s and McRae’s stores were regional department stores located in 11 of the 14 Southeastern states in which Belk had operations.

In October 2006, Belk completed a purchase transaction with Saks Incorporated for the acquisition of certain Parisian department stores located throughout nine Southeastern and Midwestern states. Belk paid $285 million in cash for Parisian, which included real and personal property, operating leases, and inventory of 38 Parisian stores. Parisian generated total revenue of approximately $723 million in 2005.

In the third quarter of fiscal year ended on January 29, 2011, Belk launched a re-branding program, adopting a new mission and vision. The mission is “to satisfy the modern Southern lifestyle like no one else, so that our customers get the fashion they desire and the value they deserve.” The vision is “for the modern Southern woman to count on Belk first. For her, for her family, for life.” Belk is committed to providing its customers a compelling shopping experience and merchandise that reflects “Modern. Southern. Style.”

As of the fiscal year ended February 2, 2013, the Company operated 301 retail department stores in 16 states, primarily in the southern United States. The Company generated $4.0 billion in revenue for the fiscal year 2013. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments, and sizes. Belk stores sell top national brands of fashion apparel, shoes, and accessories for women, men, and children, as well as cosmetics, home furnishings, house wares, fine jewelry, gifts, and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections, including Madison, ND-New Directions, ND Weekend, Via Neroli, Kim Rogers, J. Khaki, Pro Tour, Saddlebred, Red Camel, Nursery Rhyme, Belk Silverworks, Be Inspired, Biltmore For Your Home, Home Accents, and Cook’s Tools. Larger Belk stores may include hair salons, spas, restaurants, optical

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centers, and other amenities. In fiscal year 2013, the Company operated 149 fine jewelry shops in its stores under the “Belk and Co. Fine Jewelers” name.

Belk has also planned investments in key strategic initiatives totaling approximately $600 million over a five-year period that began in fiscal year 2011. The Company is investing in store remodels; eCommerce; information technology; branding, marketing, and advertising; merchandise planning and processes; service improvements and improved sourcing practices.

The Company’s fiscal year is a 52- or 53-week period ending on the Saturday closest to each January 31. Fiscal years ended (FYE) 2013, 2012, and 2011 ended on February 2, 2013, January 28, 2012, and January 29, 2011, respectively. The Company was incorporated in Delaware in 1997. The Company’s principal executive offices are located at 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number is (704) 357-1000.

MARKETING AND BRANDING

The Company’s marketing and sales promotion strategy seeks to attract customers to shop at Belk by keeping them informed of the latest fashion trends, merchandise offerings, and sales promotions through as combination of advertising and interactive media, circulars, broadcast, Internet, social media (including Facebook, Twitter, and YouTube) and in-store special events. Belk uses its proprietary database to communicate directly to key customer constituencies with special offers designed to appeal to these specific audiences. The sales promotions are designed to promote attractive merchandise brands and styles at compelling price values with adequate inventories planned and allocated to ensure that stores will be in stock on featured merchandise.

The Company employs strategic marketing initiatives to develop and enhance the equity of the Belk brand and to create and strengthen “one-on-one” relationships with customers. The Company’s marketing strategy involves a combination of mass media print and broadcast advertising, direct marketing, Internet marketing, comprehensive store visual merchandising, and signing and in-store special events, such as trunk shows, celebrity and designer appearances, Charity Sale, Educator Appreciation Day, Healthcare Appreciation Day, and Senior Day.

During fiscal year 2012, the Company became the title sponsor of the annual college football bowl held at Bank of America Stadium in Charlotte, North Carolina. In fiscal year 2013, more than 58,000 football

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fans attended the game between teams from Duke University and the University of Cincinnati, which was televised nationally by ESPN.

ECOMMERCE

The Company is continuing to develop its eCommerce business and expand capabilities on the belk.com website. The belk.com websites features a wide assortment of home and gift merchandise, fashion apparel, accessories, shoes, and cosmetics. Many leading national brands are offered at belk.com along with the Company’s exclusive private brands. The website also includes expanded information about the Company, including its history, career opportunities, community involvement, diversity and sustainability initiatives, a Company newsroom, its Securities and Exchange Commission (SEC) filings, and more.

In fiscal year 2013, the Company strengthened its eCommerce business with systems improvements, expansion of merchandise assortments, increased multimedia marketing and implementation of new social community engagement strategies. The Company’s 142,000 square foot eCommerce fulfillment center in Pineville, North Carolina was expanded by 117,000 square feet in the fourth quarter of fiscal year 2011. Additionally, in February of 2012, the Company entered into a lease for a 515,000 square foot fulfillment center in Jonesville, South Carolina.

BELK PROPRIETARY CHARGE PROGRAMS

In fiscal year 2013, Belk and GE Capital Retail Bank (GECRB), an affiliate of GE Consumer Finance, continued to plan and execute enhanced marketing programs designed to recognize and reward Belk card customers, attract profitable new customers, and increase sales from existing card customers. The Company’s customer loyalty program (“Belks Rewards Card Loyalty Program”) issues certificates for discounts on future purchases to Belk Rewards Card customers based on their spending levels. The rewards program is cumulative, issuing a $10 certificate for every 400 points earned in a calendar year. Belk Rewards Card customers whose purchases total $600 or more in a calendar year qualify for a Belk Premier Rewards Card that entitles them to unlimited free gift wrapping and basic alterations, an interest-free Flex Pay Plan account and notifications of special benefits, including a specially designed black Elite credit card, triple point events, a 20 percent off birthday shopping pass, points that never expire, quarterly Pick Your Own Sale Days, and free shipping coupons.

SYSTEMS AND TECHNOLOGY

The Company substantially increased its investments in technology and information during the fiscal year 2013 to support sales and merchandising initiatives, reduce costs, improve core business processes, and

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support the Company’s strategic merchandising and retail technology program, significant enhancements to the belk.com website and its fulfillment capabilities, and several store technology infrastructure enhancement projects. The Company also strengthened its analytical capabilities by completing implementation of a new data warehouse. These foundational investments are a key component of the Company’s strategy to deliver a seamless omni-channel experience to customers. Belk expects to continue to invest in its information systems and new technology in fiscal year 2014 in order to expand its business and provide improved decision making tools that enable management to react quickly to changing sales trends, improve merchandise mix, distribute merchandise based on individual market needs, and manage inventory levels based on customer demand.

INVENTORY MANAGEMENT AND LOGISTICS

The Company currently operates four distribution facilities that receive and process merchandise for delivery to Belk stores and belk.com customers. A 410,000 square foot distribution center in Blythewood, South Carolina services the stores located in the northern and eastern areas of the Company’s footprint; a 174,000 square foot distribution center at the Greater Jackson Industrial Park in Byram, Mississippi services the central and western areas; an 8,300 square foot distribution center in Ridgeland, Mississippi services the Company’s fine jewelry operations; and a 259,000 square foot fulfillment center in Pineville, North Carolina services orders from the belk.com website. In fiscal year 2013, the Company began operations of a fulfillment center in Jonesville, South Carolina that will also service orders from the belk.com website. The Company’s “store ready” merchandise receiving processes enable stores to receive and process merchandise shipments and move goods to the sales floor quickly and efficiently. The expansion of the Blythewood, South Carolina distribution center in the fourth quarter of fiscal year 2011 enabled the Company to expand its “fluid load” process to include additional stores in fiscal year 2012, which resulted in a one million mile reduction in the Company’s store delivery network.

SUSTAINABILITY AND PHILANTHROPY

The Company continued implementation of sustainability initiatives aimed at fulfilling its commitments to be a good steward of the environment by eliminating waste, conserving energy, using resources more reasonably, and embracing and promoting sustainable practices. Current initiatives encompass recycling of cardboard, hangers, and plastic, increasing energy efficiency, implementing sustainability in store construction, reduction of product packaging materials, and use of solar energy. During fiscal year 2012, the Company conducted its first Employee Environment giving campaign in partnership with EarthShare and participated in the Environmental Defense Fund’s Climate Corps Program to identify potential energy efficiency opportunities. Additionally, the Company’s corporate office building in Charlotte, North

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Carolina received the Energy Star certification, two Sustainability Fair events were held at the corporate office, and an external sustainability website was launched on belk.com.

In fiscal year 2013, the Company and its associates, customers, and vendors contributed over $18.3 million to local communities. Of that amount, the Company funded $5.1 million to over 200 nonprofit organizations with a focus on education, breast cancer research and awareness, and community strengthening. The remainder of the funding included associate, vendor, and customer dollars raised in Belk-led charitable initiatives, including the semi-annual Belk Charity Sale, local United Way campaigns, and the Susan G. Komen for the Cure campaign.

STORE LOCATIONS AND DISTRIBUTION

Belk’s 301 stores in the southern U.S. have approximately 22.8 million selling square feet in following 16 states:

Alabama – 22	Kentucky – 6	Missouri – 1	Tennessee – 23
Arkansas – 7	Louisiana – 4	North Carolina – 70	Texas – 13
Florida – 27	Maryland – 2	Oklahoma – 3	Virginia – 20
Georgia – 46	Mississippi – 16	South Carolina – 37	West Virginia – 4

Although the Company operates 93 stores that exceed 100,000 square feet in size, the majority of Belk stores range in size from 60,000 to 100,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets.

Belk stores are located in regional malls (152), strip shopping centers (96), “power” centers (27), and “lifestyle” centers (24). Additionally, there are two freestanding stores. Approximately 83 percent of the gross square footage of the typical Belk store is devoted selling space to ensure maximum operating efficiencies. The stores are grouped into three geographic regions for operating management purposes.

As of the end of fiscal year end 2013, the Company owned 77 store buildings, leased 166 store buildings under operating leases, and owned 74 store buildings under ground leases. The typical operating lease has an initial term of between 15 and 20 years, with four renewal periods of five years each, exercisable at the Company’s option. The typical ground lease has an initial term of 20 years, with a minimum of four renewal periods of five years each, exercisable at the Company’s option.

The Company focused its growth strategy in the last several years on remodeling and expanding existing stores, developing new merchandising concepts in targeted demand centers, and expanding its online

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capabilities. The Company will, however, continue to explore new store opportunities in markets where the Belk name and reputation are well known and where Belk can distinguish its stores from the competition. The Company will also consider closing stores in markets where more attractive locations become available or where the Company does not believe there is potential for long term growth and success. In addition, the Company periodically reviews and adjusts its space requirements to create greater operating efficiencies and convenience for the customer.

In fiscal 2013, the Company completed major remodel projects in eleven stores, opened two new stores as replacements for existing stores, and completed expansions in five stores. In addition, the Company also completed 56 shoe and jewelry department remodels.

In fiscal year 2014, the Company plans to complete six store expansions and open three stores, two as replacements for existing stores. The Company also intends to continue remodeling existing stores and rolling out new merchandising concepts in targeted demand centers. Store locations, color-coded by region, are set forth on the map below.

All Belk Stores – Fiscal Year Ended 2013

Source: Belk management

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EMPLOYEES/ASSOCIATES

As of the end of fiscal year 2013, the Company has approximately 23,000 full-time and part-time associates. Because of the seasonal nature of the retail business, the number of associates fluctuates from time to time and is highest during the holiday shopping period in November and December. The Company as a whole considers its relations with associates to be good. None of the associates of the Company are represented by unions or subject to collective bargaining agreements.

INDUSTRY AND COMPETITION

The Company operates department stores in the highly competitive retail industry. Management believes that the principal competitive factors for retail department store operators include merchandise selection, quality, value, customer service, and convenience. The Company believes its stores are strong competitors in all of these areas. The Company’s primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores, and direct merchant firms, including J.C. Penney Company, Inc., Dillard’s, Inc., Kohl’s Corporation, Macy’s, Inc., Sears Holding Corporation, Target Corporation, and Wal-Mart Stores, Inc.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its consolidated financial position on results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

The Company’s total revenues increased 7.0 percent in fiscal year 2013 to $4.0 billion. Comparable store sales on a 52- versus 52-week basis increased 6.3 percent, which included $60.9 million out of the annual increase in total revenues of approximately $300 million, or 84.0 percent, increase in eCommerce net revenues, as a result of the Company’s investments in and execution of key strategic merchandising, marketing, branding, eCommerce, and service excellence initiatives aimed at delivering modern, Southern style to customers and fulfilling their needs for fashion merchandise and value. Merchandising categories with the highest growth rate for the year included women’s accessories, children’s, men’s, and home. The Company calculates comparable store revenue as sales from stores that have reached the one-year anniversary of their opening as of the beginning of the fiscal year and eCommerce revenues, but excludes closed stores. Stores undergoing remodeling, expansion, or relocation remain in the comparable store revenue calculation. Definitions and calculations of comparable store revenue differ among companies in the retail industry. Net income was $188.4 million or $4.34 per basic share and $4.30 per diluted share in

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fiscal year 2013 compared to net income of $183.1 million or $4.04 per basic share and $4.02 per diluted share in fiscal year 2012, offset by the release of a deferred tax valuation allowance in the prior year.

Company management believes that consumers will remain focused on value in fiscal year 2014. The Company intends to continue to be flexible in sales and inventory planning and in expense management in order to react to changes in consumer demand. Although the Company expects that operations will be influenced by general economic conditions, including rising food, fuel, and energy prices, management does not believe that inflation has had a material effect on the Company’s results of operations. However, there can be no assurance that the Belk business will not be affected by such factors in the future.

COMPANY MANAGEMENT

The following individuals are the key management of Belk.

Thomas M. Belk, Jr. – Chairman, Chief Executive Officer, and Member of Executive Committee

•

Mr. Belk has been our Chairman and Chief Executive Officer since May 2004 and is an officer and Director of various Belk subsidiaries. He served as President, Store Divisions and Real Estate from May 1998 until May 2004. He served as an officer and Director of most of the Belk Companies until May 1998 and has been employed in the Belk retail organization in various positions since 1981. He is past Chairman of the Charlotte Chamber of Commerce and serves on the Boards of The Orvis Company, Inc., the National Retail Federation, the Mecklenburg County Council of the Boy Scouts of America, the Carolinas Healthcare System and St. Andrews School. Mr. Belk is the brother of H.W. McKay Belk and John R. Belk.

Mr. Belk has 32 years of business experience in the retail sector and has a unique insight into our business. His service as a director for other companies and leadership of non-profit organizations provides him with broad experience on governance issues. He has been a director since 1998.

John R. Belk – President, Chief Operating Officer, Director, Member of Executive Committee, and Member of Nominating & Corporate Governance Committee

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Mr. Belk has been our President and Chief Operating Officer since May 2004 and is an officer and Director of various Belk subsidiaries. He served as President, Finance, Systems and Operations from May 1998 until May 2004. He also served as an officer and Director of most of the Belk Companies until May 1998 and has been employed in the Belk retail organization in various positions since 1986. Mr. Belk served on the Boards of Directors of Alltel Corporation

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from 1996 to 2007 and the Bank of America Corporation from 2001 to 2004. He currently serves on the Board of Directors of Ruddick Corporation and is Past Chairman of the Board of Novant Health, Inc. Mr. Belk is the brother of Thomas M. Belk, Jr. and H.W. McKay Belk.

Mr. Belk has 25 years of business experience in the retail sector and has a unique insight into our business. His service as a director for other public companies also provides him with broad experience on governance issues. He has been a director since 1998.

Kathryn J. Bufano – President and Chief Merchandising Officer

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Ms. Bufano has served as our President and Chief Merchandising Officer since August 2010 and previously served as our President, Merchandising and Marketing from January 2008 to August 2010. From 2006 to January 2008, Ms. Bufano was the Chief Executive Officer of Vanity Shops, Inc. in Fargo, North Dakota. From 2003 to 2006, Ms. Bufano pursued higher education. From 2002 to 2003, she was Executive Vice President, General Manager Soft-lines for Sears Roebuck & Company in Hoffman Estates, Illinois. Prior to 2002, Ms. Bufano served as President, Chief Merchandising Officer for Dress Barn, Inc. and in various positions in the Macy’s East and Lord & Taylor divisions of Federated Department Stores. Ms. Bufano currently serves on the Board of Trustees of the Mint Museum of Art.

Ralph A. Pitts – Executive Vice President, General Counsel, and Secretary

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Mr. Pitts has served as our Executive Vice President, General Counsel and Secretary since May 1998. Mr. Pitts has been Executive Vice President and General Counsel of Belk Stores Services, Inc. (“BSS”), a subsidiary of Belk, since 1995. From 1985 to 1995, he was a partner in the law firm of King & Spalding LLP in Atlanta, Georgia. Mr. Pitts is Chairman of the Board of Trustees of Central Piedmont Community College and a member of the Executive Board of the Mecklenburg County Council of the Boy Scouts of America.

Adam M. Orvos – Executive Vice President of Human Resources and Chief Financial Officer

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Mr. Orvos joined Belk in 2006 as senior vice president of finance and corporate controller and was promoted in 2009 to his current position as executive vice president of human resources. Adam began his retail career in 1987 with the May Department Stores Company in St. Louis, Mo. In 1993, he joined the Foley’s division of May in Houston, Texas, and was named vice president and controller in 2000 and senior vice president and chief financial officer in 2004. Adam is a

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graduate of the University of Missouri with a Bachelor of Science degree in business administration.

Brian T. Marley – Executive Vice President and Chief Financial Officer (retired)

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Mr. Marley has served as our Executive Vice President and Chief Financial Officer since December 2000. From 1993 to 2000, he was a partner in the accounting firm of KPMG LLP. He currently serves on the Belk Foundation Investment and Finance Committee and the Board of Advisors of the Belk College of Business at the University of North Carolina at Charlotte. He was Chairman of the Board of Directors of Belk National Bank through January 2006 and a member of the Board of Directors of Apex Analytix, Inc. through May 2009. On November 2, 2012 Mr. Marley announced his retirement from Belk, Inc. effective May 4, 2013. Following his retirement, Mr. Marley will serve as a consultant to Belk, Inc. to assist on the transition of his responsibilities and provide advice on financial matters.

BOARD OF DIRECTORS

The following individuals are the Board of Directors of Belk.

Thomas M. Belk, Jr. – Chairman, Chief Executive Officer, and Member of Executive Committee

John R. Belk – President, Chief Operating Officer, Director, Member of Executive Committee, and Member of Nominating & Corporate Governance Committee

H.W. McKay Belk – Director and Member of Executive Committee

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Mr. Belk is the Managing Director of HWMB Advisors, LLC, a business consulting firm. Mr. Belk served as our Vice Chairman from August 2010 until his retirement in January 2012. He served as President and Chief Merchandising Officer from May 2004 until August 2010 and as President, Merchandising, Marketing and Merchandise Planning from May 1998 until May 2004. He served as an officer and Director of most of the separate predecessor Belk Companies (the “Belk Companies”) until May 1998 and was employed in the Belk retail organization in various positions from June 1979 until January 2012. Mr. Belk is currently a Director, member of the Audit, Compensation and Executive Committees of Coca-Cola Bottling Co. Consolidated and a Director, Chair of the Compensation Committee and member of the Audit Committee of BeechTree Labs, Inc. He is a past Director of the North Carolina Chamber of Commerce, past Chairman of the Charlotte Chamber of Commerce and past member of the Board of Trustees of

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Charlotte Latin School. Mr. Belk currently serves on the Board of Trustees of the Crossnore School. Mr. Belk is the brother of Thomas M. Belk, Jr. and John R. Belk. Mr. Belk has over 30 years of business experience in the retail sector and has a unique insight into our business. His service as a director for other companies and leadership of non-profit organizations provides him with broad experience on governance issues. He has been a director since 1998.

Thomas C. Nelson – Director and Chairman of Audit Committee

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Mr. Nelson has served as the President and Chief Executive Officer of National Gypsum Company, a building products manufacturer, since 1999 and was elected Chairman of the Board in January 2005. From 1995 to 1999, Mr. Nelson served as the Vice Chairman and Chief Financial Officer of National Gypsum Company. He is also a General Partner of Wakefield Group, a North Carolina based venture capital firm. Mr. Nelson previously worked for Morgan Stanley and Co. and in the United States Defense Department as Assistant to the Secretary and White House Fellow. He also serves as a Director of Yum! Brands, Inc. Mr. Nelson has significant leadership experience as a chief executive officer and chairman of a company. He also has experience in investment banking and private equity investing. His service as a director for other public and private companies provides him with broad experience on governance issues. He has been a director since 2003.

Elizabeth Valk Long – Director and Chairman of Compensation Committee

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Ms. Long was an Executive Vice President of Time Inc., a subsidiary of Time Warner, from May 1995 until her retirement in August 2001. She was the first woman to hold the position of publisher at Time Inc., serving in that capacity for Life, People and Time magazines. From 2002 until 2006, she served as a director of Jefferson Pilot Corporation, and she currently serves on the Boards of Directors of Steelcase Corporation and J.M Smucker Company. She is also a trustee of St. Timothy’s School in Maryland.

Ms. Long brings many years of leadership experience to our Board. Her service as a director for other public companies also provides her with broad experience on governance. She has been a director since 2004.

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John L. Townsend, III – Director, Chairman of Nominating & Corporate Governance Committee, and Member of Audit Committee

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Mr. Townsend has been Managing Partner and Chief Operating Officer of Tiger Management LLC, an investment management business, since 2010. As of January 2013 he became Senior Advisor of Tiger Management LLC. From 2002 until 2010, he was a private investor. Mr. Townsend was employed by Goldman, Sachs & Co. from 1987 until his retirement as an Advisory Director in 2002. Prior to his retirement, Mr. Townsend served as a Managing Director and General Partner of Goldman Sachs with responsibility for a variety of businesses within the Investment Banking division. Mr. Townsend currently serves as a Director of International Paper Company, Chairman of the Townsend Family Foundation and a member of the Riverstone Group, a private investment fund. He also is a member of the Board of Trustees of the University of North Carolina – Chapel Hill, the Board of Directors of the University of North Carolina Investment Fund, Inc., the Board of Visitors of the Kenan-Flagler Business School of the University of North Carolina, the Investment Committee of the Smith Richardson Foundation, the Clinton Global Initiative and the Boards of Trustees of Greenwich Hospital, the Grand Teton National Park Foundation and the US Ski and Snowboard Team Foundation. Mr. Townsend has significant experience in investment banking and financial management and broad leadership experience in the public and private sectors. His service as a director for other companies and organizations provides him with broad experience on governance issues. He has been a director since 2005.

John R. Thompson – Director, Member of Nominating & Corporate Governance Committee, and Member of Compensation Committee

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Mr. Thompson is Retired Senior Vice President and General Manager of BestBuy.com, a subsidiary of Best Buy Co., Inc., a retailer of consumer electronics, home-office equipment, entertainment software and major appliances. Mr. Thompson joined Best Buy in April 2001 as Senior Vice President of Supply Chain and Business Systems. From February 1995 to March 2001, he was Chief Information Officer and Senior Vice President for Customer Service, Information Systems, Distribution, Logistics and e-Business at Liz Claiborne, Inc. From February 1993 to February 1995, Mr. Thompson was Chief Information Officer and Executive Vice President at Goody’s Family Clothing, Inc. From 2004 to 2008, he served on the Board of Directors of Wendy’s/Arby’s International, Inc. Mr. Thompson currently serves on the Board of Directors of Cristo Rey Jesuit High Schools Network, The Congressional Black Caucus Foundation and Norfolk Southern Corporation.

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Mr. Thompson has broad leadership experience in several retail businesses, as well as experience in eCommerce, retail distribution and logistics. His service as a director for other companies and non-profit organizations also provides him with broad experience on governance issues. He has been a director since 2006.

Jerri L. DeVard – Director and Member of Compensation Committee

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From January 2011 to July 2012, Ms. DeVard was Executive Vice President of Marketing for Nokia. From 2007 to 2010, Ms. DeVard was Principal of DeVard Marketing Group, a firm that specializes in advertising, branding, communications, and traditional/digital/multicultural marketing strategies. Prior to forming DeVard Marketing Group, Ms. DeVard served as the Senior Vice President of Marketing of Verizon Communications, Inc., a provider of communications services, from 2005 until 2007 and as the Senior Vice President, Marketing Communications and Brand Management from 2003 until 2005. Prior to 2003, she held a variety of positions, including the Chief Marketing Officer of the e-Consumer business at Citibank N.A.; Vice President of Marketing for Revlon Inc.’s Color Cosmetics; Vice President of Marketing for Harrah’s Entertainment; Director of Marketing for the NFL’s Minnesota Vikings; and several brand management positions at the Pillsbury Company. Ms. DeVard serves as a member of the Spelman College Board of Trustees. From 2004 until 2006, she served as a director of Tommy Hilfiger Corporation. From 2002-2012, she was a member of the PepsiCo African American Advisory Board and from 2009-2011 she served as a director of Gerwitch Products. Ms. DeVard brings many years of significant marketing and leadership experience to our Board. Her leadership and service as a director for other companies also provides her with broad experience on governance issues. He has been a director since 2010.

Erskine B. Bowles – Director and Member of Audit Committee

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Mr. Bowles has been President Emeritus of the University of North Carolina since January 2011, Senior Advisor to Carousel Capital since 2002 and Senior Advisor to BDT Capital since January 2012. He served as Co-Chair of the National Commission on Fiscal Responsibility and Reform from February 2010 to December 2010. Mr. Bowles was President of the University of North Carolina from 2006 to 2010, and previously served as United Nations Under Secretary General, Special Envoy for Tsunami Recovery from March 2005 to August 2005. From 1999 until 2001, he was managing Director of Carousel Capital and partner of Forstmann Little & Co., and from 1996 until 1998, he served as White House Chief of Staff under President Clinton. Mr. Bowles is currently a director of Morgan Stanley, Cousins Properties Inc., Norfolk Southern Corporation,

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Facebook and Tri Alpha Energy, Inc. He was formerly a director of General Motors, North Carolina Mutual Life Insurance Company, Merck & Co., Inc., VF Corporation, First Union Corporation, Wachovia Corporation and Krispy Kreme Doughnut Corporation.

Mr. Bowles has broad leadership experience in the public and private sectors with specific expertise in investment banking and financial management. His extensive service as a public company director provides him with broad experience on a wide range of corporate governance issues. He has been a director since 2011.

CAPITALIZATION AND EQUITY OWNERSHIP

In May 1998, Belk completed a merger of 112 individual operating companies (the “Companies”) into a single collective corporate ownership entity. As a direct result, the existing shareholders of the Companies received Class A common stock in the new company (Belk, Inc.) in exchange for the shares of their respective existing corporations. Each Class A common shareholder is entitled to 10 votes per share.

The Class A stock is not restricted, but will automatically convert to Class B common stock if they are transferred to a party that is not a lineal descendant or defined affiliate of the original stockholder. Each Class B common shareholder is entitled to 1 vote per share. As of the valuation date, only a minor fraction of the shares had undergone such conversion.2

Belk stock did not historically trade on any organized securities market. An informal market developed over the years with the Belk corporate secretary’s office acting as a clearinghouse by keeping a list of shareholders who indicated if they wished either to buy or sell Belk stock. The parties could then contact each other and directly negotiate a sale. Subsequently, sometime after 2000, a local stock broker in Charlotte began to act in a similar capacity, and the Company eventually abandoned its informal activities in introducing potential buyers and sellers.3 In May 2005, Belk stock received NASD trading symbols (OTCBB:BLKI.A and OTCBB:BLKI.B for Class A and Class B shares, respectively), reflecting the fact that trades for which a broker acts as intermediary have to be run through the NASD trading system. Trading volume remains very sparse with only one to three brokerage firms indicating an interest in

2 As of the valuation date, there were 42,717,880 total Belk shares issued and outstanding. Of these, 41,813,861 shares were Class A shares and the remaining 904,019 shares were Class B shares.

3 Robert L. Stiles, Jr. of RBC Dain Raucher.

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making a market in the shares at any one time.[4] Also, the two classes of stock often track one another in tandem, as shown on Exhibit 15 C in Appendix A.

TENDER OFFERS

From time to time Belk makes a tender offer for a limited number of its shares. The following chart summarizes the history of recent tender offers.

Date	Authorized Tender	Price per Share	# of Shares Tendered	Total Value of Tender Offer
May 2006	$49,400,000	$19.00	2,057,757	$39,097,383
April 2007	$49,600,000	$31.00	781,484	$24,226,004
May 2008	$25,600,000	$25.60	872,958	$22,347,725
May 2009	$6,000,000	$11.90	241,664	$2,875,802
May 2010	$74,900,000	$26.00	1,994,700	$51,862,200
March 2011	$74,200,000	$33.70	1,631,942	$54,996,445
May 2012	$99,960,000	$40.80	2,501,145	$102,046,716

The purpose of the Offers is part of a plan accepted by the Board to enhance stockholder value and provide occasional liquidity for stockholders. From discussions with management and members of the Board, Belk plans to periodically consider tender offers for shares. We understand such a tender offer will be considered this year at the Belk Board meeting in March. However, Company management has indicated that such offers are not and would never be done regularly or routinely, and the Board has not committed to approve any particular tender offer regularly or to commit to any amount or other terms of any such Offer if one is recommended by management.

DIVIDENDS

On March 28, 2012, the Company declared a regular dividend of $0.75. On December 11, 2012, the Company declared an accelerated dividend consisting of a regular dividend of $0.75 and a special one-time additional dividend of $0.25 on each share of Class A and Class B common stock outstanding on that date. As a result, management does not expect to recommend, nor is the Board expected to authorize, the payment of any dividends during calendar year 2013.

Provided there was an accelerated dividend in calendar year 2012, the $0.75 per share regular dividend is

4 Dain Raucher accounts for the lion’s share of these trades.

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not expected to be paid in calendar year 2013. The amount of dividends paid out with respect to fiscal year 2014 and each subsequent year will be determined at the sole discretion of the Board based upon the Company’s results of operations, financial condition, cash requirements, and other factors deemed relevant by the Board. There were no purchases of issuer equity securities during the fourth quarter of fiscal year 2013. As of the valuation date, there were approximately 547 holders of record of the Class A common stock and 274 holders of record of the Class B common stock.

FINANCIAL STATEMENT ANALYSIS

An essential step in the valuation of any company is an analysis of its performance over time. Past sales and earnings growth can provide an indication of future growth and can put a company’s earnings in an historical context. Other things being equal, a company with rapidly rising sales and earnings is worth more than one with little or no growth. The following section examines key trends in Belk’s financial statements during the latest five-year period.

Balance Sheets

Belk’s balance sheets as of or near January 31, 2008 through 2013 (February 2, 2013 “FYE 2013” or the “LTM period”) is incorporated in Exhibit 2 of Appendix A.

•	Cash and cash equivalents increased over the period analyzed from $187.0 million as of FYE 2008 (or 6.6 percent of total assets) to $269.2 million as of FYE 2013 (or 10.9 percent of total assets).

•

Merchandise inventory, which is accounted for using the retail inventory method (RIM), increased over the period from $932.8 million as of FYE 2008 (or 32.7 percent of total assets) to $1.0 billion as of FYE 2013 (or 40.9 percent of total assets).

•	Net fixed assets totaled $1.1 billion as of FYE 2013 (or 42.8 percent of total assets). Net fixed assets had declined from $1.2 billion, or 43.8 percent of total assets, as of FYE 2008.

•	Other assets decreased over the period analyzed from $384.9 million as of FYE 2008 (or 13.5 percent of total assets) to $38.7 million as of FYE 2013 (or 1.6 percent of total assets).

•

The Company’s total assets decreased from $2.9 billion as of FYE 2008 to $2.5 billion as of February 3, 2013. This decrease is primarily due to lower net fixed assets and other assets, declines in goodwill value, and changes in deferred income taxes.

•	Current liabilities increased from $467.8 million as of FYE 2008 (or 16.4 percent of total liabilities and shareholders’ equity) to $519.1 million as of FYE 2013 (or 21.0 percent of total

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liabilities and shareholders’ equity). Accounts payable was the largest portion of current liabilities, which totaled $259.5 million as of FYE 2013 (or 10.5 percent of total liabilities and shareholders’ equity), followed by accrued expenses of $227.5 million as of FYE 2013 (or 9.2 percent of total liabilities and shareholders’ equity).

•

Long-term liabilities have decreased over the period analyzed, from $994.8 million as of FYE 2008 (or 34.9 percent of total liabilities and shareholders’ equity) to $686.6 million as of FYE 2013 (or 27.8 percent of total liabilities and shareholders’ equity). Long-term debt and capital leases, less current portions represented the largest long-term liability as of FYE 2013, which totaled $390.1 million (or 15.8 percent of total liabilities and shareholders’ equity) followed by deferred compensation and other long-term liabilities of $273.9 million (or 11.1 percent of total liabilities and shareholders’ equity).

•

Total shareholders’ equity decreased over the period analyzed from $1.4 billion as of FYE 2008 (or 48.7 percent of total liabilities and shareholders’ equity) to $1.3 billion as of FYE 2013 (or 51.2 percent of total liabilities and shareholders’ equity), primarily driven by the Company’s stock redemption policy.

Income Statements

Belk’s income statements for the fiscal years ended on or near FYE 2008 through FYE 2013 (the “LTM period”) are incorporated in Exhibit 3 of Appendix A.

—

Belk total operating revenues increased 7.0 percent from FYE 2012 to the LTM period ended February 2, 2013 to $4.0 billion, primarily attributable to a continuation of improved sales trends in both in comparable store sales and eCommerce sales from the rebranding effort, merchandise selections, Belk’s customer base, and the investments in technology.

—	Cost of goods sold improved over the period analyzed as a percentage of revenue from 68.9 percent of FYE 2008 to 66.6 percent as of the LTM period.

—	Gross profit increased over the period analyzed from $1.2 billion as of FYE 2008 (or 31.1 percent of total revenue) to $1.3 billion as of the LTM period (or 33.4 percent of total revenue).

—	Income from operations increased to $339.9 million as of FYE 2013 (or 8.6 percent of total revenue) compared to $198.1 million as of FYE 2008 (or 5.2 percent of total revenue).

—	Pretax income increased over the period analyzed from $138.6 million as of FYE 2008 (or 3.6 percent of total revenue) to $290.5 million as of FYE 2013 (or 7.3 percent of total revenue).

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—

Net income increased to $188.4 million as of FYE 2013 (or 4.8 percent of total revenue) compared to a net income of $95.7 million as of FYE 2008 (or 2.5 percent of total revenue). The increase in net income was due primarily to increased sales and improvement in financial margins.

FINANCIAL STATEMENT ADJUSTMENTS

Investment return is determined by future cash flows. Expectations about a company’s business activity, its revenue, and operating returns, as measured by earnings and cash flow, are critical to assessing the value of Belk and, hence, its common stock. If Belk’s operations have changed substantially over time in ways that make prior financial data less useful for determining present and prospective earning power, then it becomes necessary to adjust Belk’s income statement to account for these changes.

We made several adjustments to the operating data of Belk because we determined that these expense/income items understate/overstate the normal operations of the Company. These adjustments to normalize earnings are shown in Exhibit 4 and described as follows.

•	Gains/losses on sales or property and equipment throughout the period analyzed were subtracted/added to pretax income.
•	Pension curtailment expenses were added back to pretax net income in FYE 2010.
•	Non-recurring asset impairment and store closing costs were added/subtracted to earnings in the periods analyzed.
•	Losses on the extinguishment of debt were added back in the LTM period and FYE 2012.
•	Gains were subtracted on the sale of assets and losses on these assets were added in fiscal years 2008 through 2010.

Regarding any off-balance sheet arrangement, the Company has not provided any financial guarantees as of the valuation date. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt, or operating the Company’s business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company’s liquidity or the availability of capital resources.

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SUMMARY OF POSITIVE AND NEGATIVE FACTORS

Valuation methodology encompasses the analysis of quantitative fundamental data and empirical capital market evidence, and also of qualitative factors relevant to a subject industry and company. The quantitative fundamental data and empirical capital market evidence will be discussed in later sections of this report. Qualitative factors generally refer to certain aspects specific to an industry or business that are critical in assessing the risk and expected return for such an investment. Perceptions of differences between Belk and comparable alternative investment opportunities provide a basis for identifying risk as well as return potential. The following is a summary of positive and negative qualitative factors pertaining to Belk:

Positive Factors

•

Belk has been in existence since 1888 when William Henry Belk opened a small bargain store in Monroe, North Carolina. Today, there are approximately 303 Belk stores in 16 states (primarily in the Southeast), indicating growth and stability over the years.

•

In October 2006, Belk completed the purchase of Parisian department stores. The transaction netted Belk 38 new stores and the Company indicated that the purchase has strengthened its competitive advantage in key markets and substantially expanded the customer base. Belk managed to retain the key employees of the shoe department, which was Parisian’s top-performing department. In the summer of 2006, Belk purchased the assets of Migerobe, Inc. (an independent company which had been operating jewelry counters within Belk stores) and began operating its own fine jewelry departments. Thus, the Company has shown the ability to acquire outside entities and successfully integrate them into Belk’s overall operations.

•

The Company re-launched its own redesigned and expanded Belk.com website in fiscal year 2009 and began operating a 144,000 square foot eCommerce fulfillment center in Pineville, North Carolina to process handling and shipping of online orders. The website features a wide assortment of fashion apparel, accessories and shoes, plus a large selection of cosmetics, home and gift merchandise. Many leading national brands are offered at the website along with the Company’s exclusive private brands. In fiscal year 2011, the Company expanded its online capabilities, increased multimedia marketing, implemented social community engagement strategies, and expanded its fulfillment facilities.

•

Belk’s net debt (long term debt less cash and equivalents) as of FYE 2013 was approximately $130.6 million, down from $530.9 million as of FYE 2008. Cash (which, in this analysis, includes cash and cash equivalents, short-term investments, and investment securities) totaled $269.2 million and $191.3 million as of FYE 2013 and FYE 2008, respectively, as shown on

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Exhibit 4. In discussions with Company management, the year has been very successful and the fourth quarter of 2012 was the best quarter in recent years.

•

The Company declared a regular dividend of $0.75 per share for shareholders of record on December 11, 2012, along with a special one-time dividend of $0.20 per share. Company management expects future dividends will be approximately 20 percent of net income, although the decision for any dividend payout is made by the Board. A continued increase in dividends in the coming years is therefore probable, in line with earnings growth.

•

The Company started a new initiative to improve merchandise buying, planning, and assortment performance called Project Impact. Project Impact’s goals are to strengthen and tailor their assortments to meet the needs of their customers and to improve efficiency and margins. Project Impact has seven major initiatives and is led by Tim Belk, chief executive officer.

•

In 2011, the Company began Project SMART (Strategic Merchandising and Retail Technology) which is part of the Company’s five year strategic plan that will invest $100 million in updating their Point of Sale system to work more closely with their growing eCommerce website and integrate their sales systems. Project SMART is a complete redesign of all merchandise and sales systems, which starts with merchandise planning, assortment, and orders and continues to receiving, distribution, the sales floor, point of sale and back to merchandise planning. It involves all points of the supply chain from planning to the customer sale. Project SMART is expected to improve supply chain management and efficiencies by transforming business processes and technology capabilities to sense and efficiently respond to customer demand. However, as noted below this is also considered a possible negative factor. This solutions driven renovation in technology is expected to be implemented in fiscal year 2014, wherein comparable sales are expected increase 80bps, margins by 40bps, and inventory turnover by 6.1bps and subsequent inventory reductions.

•

Belk launched a company-wide re-branding and corporate marketing initiative in October 2010 that includes a new logo and tag line, “Modern. Southern. Style.” New signs were installed in 60 stores before year-end 2010 with the balance installed in November of 2011. Newly designed charge cards were issued in October 2010 to Belk Elite and Premier customers, to be followed by Belk Rewards cardholders in March 2011. Belk’s new corporate identity is being supported by an extensive branding and advertising campaign that includes market-wide television and print advertising, circulars, direct mail, and social media, all of which incorporate Belk’s new graphic elements and brand messages. Based on discussion with Company management, customers welcomed the re-branding initiative, as based on customer surveys, and have been proven successful due to fiscal year 2012 results.

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•

Belk supports charitable giving in the areas of education, building stronger communities, breast cancer awareness and research, and other charitable causes. Fiscal year 2012 Belk Community Contributions including corporate, associate, vendor, and customer giving totaled approximately $18.3 million.

•

Belk has begun a multi-year investment into omni-channel capabilities. Omni-channel is the next stepping stone from the Company’s enhancement projects in its technology infrastructure. These foundational investments are a key component of the Company’s strategy to deliver a seamless omni-channel experience to customers. Omni-channel is an evolution in multi-channel retailing concentrated on a seamless approach to the consumer experience through all available shopping channels (i.e., mobile internet devices, computers, bricks-and-mortar, television, catalog, etc.). The omni-channel strategy is reliant upon deploying a specialized supply chain strategy software. To this goal, Belk added a new executive vice president for omni-channel in February 2013.

Negative Factors & Challenges

•	Current unsettled economic, political, and business conditions could negatively affect the financial condition of Belk and results of operations.

•

Belk’s business depends upon the ability to anticipate the demands of customers for a wide variety of merchandise and services. Belk routinely makes predictions about the merchandise mix, quality, style, service, convenience, and credit availability of its customers. If Belk does not accurately anticipate changes in buying, charging, and payment behavior among customers, or consumer tastes, preferences, spending patterns, and other lifestyle decisions, it could result in an inventory imbalance and adversely affect performance and relationships with their customers.

•	Unseasonable and extreme weather conditions in the market areas Belk operates may adversely affect business results.

•

The retail industry in which Belk operates is highly competitive. Belk faces competition from a myriad of other retailers such as department, specialty, off-price and discount stores. Competition is characterized by many factors, including price, merchandise mix, quality, style, service, convenience, credit availability, and advertising. As the Company expands its eCommerce capabilities, Belk faces additional competition from online retailers. A significant shift in consumer buying patterns among these purchase channels could negatively impact revenues.

•	The investment community in particular sees the department store business as a segment of the retail industry that is in long-term decline unless it reinvents itself.

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•

Although the Company’s stock has a ticker symbol (for both Class A and B shares), it is rarely traded over-the-counter and no public trading market of any significant depth or substance has developed for Belk’s stock. This is clearly evidenced by the scarcity of trades as shown on Exhibits 15 A through 15 C in Appendix A of this report.

•

The Company’s corporate structure of Class A and Class B shares makes it an undesirable merger or takeover candidate. New outside investors acquiring shares from the founding stockholders who hold Class A shares automatically lose 9 votes per share due to the conversion of Class A stock to Class B stock. This makes the assembly of a voting control block from the Belk family and the other founding families very difficult.

•

Belk is investing $100 million in information technology in Project SMART as part of a three-year rebuilding program. Company management indicated that Belk was trailing their competitors in this field, and has to play “catch-up.” The Company is investing significant resources into this program, and there are risks that their goals will be unachieved and adversely affect the Company’s financial performance. Specifically these risks include inadequate or poor scoping, lack of executive commitment, insufficient budget allocation, inadequate change in management and training costs, an inexperienced project management and team, and extensive modifications.

•

Belk uses vendor allowances as a strategic part of its advertising, payroll, and margin maintenance. A decrease in any of these allowances would cause the Company to shift or reduce the funds and resources allotted to the given area. A reduction in the amount of cooperative advertising allowances would cause the Company to consider other methods of advertising and could cause them to adjust the volume and frequency of their product advertising, which could increase/decrease expenditures and/or revenue.

•

In fiscal year 2006, Belk sold its proprietary credit card business to, and entered into a 10-year strategic alliance with, GE to operate its private label credit card business, which helps facilitate sales. The Company receives income from GE relating to the credit card operations based on a variety of variables, but primarily from the amount of purchases made through the proprietary credit cards. The income received from this alliance and the timing of receipt of payments varies based on changes in customers’ credit card use and GE’s ability to extend credit to Belk’s customers, all of which can vary based on changes in federal and state banking and consumer protection laws and from a variety of economic, legal, social, and other factors that the Company cannot control. Changes in income and cash flow from Belk’s long-term marketing and servicing alliance related to its proprietary credit cards with GE could impact operating results and cash flows.

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•

Belk relies on its distribution centers in South Carolina and Mississippi to service its stores, and eCommerce fulfillment centers in North Carolina and South Carolina that process Belk.com customer orders. If logistics or distribution processes do not operate effectively, either from its distribution centers or its fulfillment centers, Belk’s business could be disrupted.

•

Belk also relies on information systems to effectively manage sales, distribution, merchandise planning and allocation functions. The Company continues to implement software technology to assist with these functions. If the distribution network is operated ineffectively or information systems fail to perform as expected, Belk’s business could be disrupted.

•

The Company is currently managing a number of significant change initiatives, such as systems enhancements, changes in merchandising and planning processes, store process improvements, strategic sourcing, store remodels, and others. If Belk management is unable to successfully coordinate and execute these initiatives while managing the other areas of the business, results may be adversely affected.

•	Capital investments in new stores and remodels may not yield the returns projected.

•

Belk outsources some business support processes to third parties. The Company makes a diligent effort to ensure that all providers of outsourced services observe proper internal control practices, including secure data transfers between Belk and third-party vendors; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on Belk’s operations and financial condition.

•

A security breach that results in the unauthorized disclosure of Company, employee, or customer information could adversely affect Belk’s business, reputation, and financial condition. Or understanding, from discussions with Company management, is that Belk has taken adequate precautions against such a threat to operations.

•

The Company depends on its senior executives to run the business. The loss of any of these officers could materially adversely affect operations. Competition for qualified employees is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of the business could adversely the Company.

•

Overpaying for or ineffectively integrating and operating acquired businesses could adversely affect Belk’s financial performance. In discussions with Company management, Belk continues to look for strategic company/store acquisitions that fit into their brand and strategic goals. Company management indicated that no such acquisitions were in process or reasonably anticipatable as of the subject valuation date.

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V. IDENTIFICATION OF GUIDELINE PUBLICLY TRADED COMPANIES

OVERVIEW

The purpose of compiling guideline company statistics is to develop value measures based on prices at which stocks of similar companies are trading in a public market. The value derived from this method is a marketable minority ownership interest, with the assumption that it is a going concern business. The first step in finding such “guideline companies” is to identify the most appropriate Standard Industrial Classification (SIC) code. Belk most closely resembles companies in the following SIC code:

•	SIC Code 5311: Department Stores

DESCRIPTIONS OF SELECTED GUIDELINE PUBLICLY TRADED COMPANIES 5

Our SIC search uncovered several companies. We narrowed this list to nine companies that were the most applicable based on operational area markets, business strategies, products offered, size, earnings, historical and projected growth rates, reputation, brand recognition, Company management, and other factors. The following is a description of each of these companies.

The Bon-Ton Stores, Inc.

The Bon-Ton Stores, Inc., through its subsidiaries, operates department stores in the United States. Its stores offer brand-name fashion apparel and accessories for women, men, and children, as well as provide cosmetics, home furnishings, and footwear. As of December 12, 2012, the company operated approximately 273 department stores, including 11 furniture galleries in 24 states in the northeast, midwest, and upper Great Plains under the Bon-Ton, Bergner’s, Boston Store, Carson Pirie Scott, Elder-Beerman, Herberger’s and Younkers nameplates, as well as in the Detroit, Michigan area, under the Parisian nameplate. The Bon-Ton Stores, Inc. was founded in 1898 and is headquartered in York, Pennsylvania.

Dillards, Inc.

Dillard’s, Inc., together with its subsidiaries, operates as fashion apparel, cosmetics, and home furnishing retailer in the United States. The company offers fashion apparel for women, men, and children, as well as accessories and other consumer goods. Its merchandise selections comprise lines of brand merchandise, such as Antonio Melani, Gianni Bini, Roundtree & Yorke, and Daniel Cremieux. It also

5 Business descriptions from S&P Capital IQ.

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sells its merchandise on-line through its Web site, dillards.com. In addition, the company operates as a general contracting construction company. As of January 28, 2012, it operated 304 retail department stores located primarily in the southwest, southeast, and midwest regions of the United States. The company was founded in 1938 and is based in Little Rock, Arkansas.

Kohl’s Corporation

Kohl’s Corporation operates department stores in the United States. Its stores offer private, exclusive, and national branded apparel, footwear, and accessories for women, men, and children; soft home products, such as sheets and pillows; and housewares targeted to middle-income customers. As of September 26, 2012, it operated 1,146 stores in 49 states. The company also provides on-line shopping through its Website Kohls.com. Kohl’s Corporation was founded in 1962 and is headquartered in Menomonee Falls, Wisconsin.

Macy’s, Inc.

Macy’s, Inc., together with its subsidiaries, operates stores and Internet Websites in the United States. Its retail stores and Internet Web sites sell a range of merchandise, including apparel and accessories for men, women, and children; cosmetics; home furnishings; and other consumer goods. The company also operates Bloomingdale’s Outlet stores that offer a range of apparel and accessories, including ready-to-wear, shoes, fashion accessories, jewelry, handbags, and intimate apparel products. As of January 28, 2012, it operated approximately 840 stores under the names of Macy’s and Bloomingdale’s; and 7 Bloomingdale’s Outlet stores, as well as macys.com and bloomingdales.com. The company was formerly known as Federated Department Stores, Inc. and changed its name to Macy’s, Inc. in June 2007. Macy’s, Inc. was founded in 1820 and is based in Cincinnati, Ohio.

Nordstrom, Inc.

Nordstrom, Inc., a fashion specialty retailer, offers apparel, shoes, cosmetics, and accessories for women, men, and children in the United States. It operates in two segments, Retail and Credit. The Retail segment offers a selection of brand name and private label merchandise. This segment sells its products through various channels, including Nordstrom full-line stores, off-price Nordstrom Rack stores, Jeffrey’ boutiques, philanthropic ‘treasure&bond’ store, and Last Chance clearance stores; and its online store, nordstrom.com, as well as through catalog and online private sale subsidiary ‘HauteLook’. As of February 22, 2013, it operated 240 stores in 31 states, including 117 full-line stores, 119 Nordstrom Racks, 2 Jeffrey boutiques, 1 treasure&bond store, and 1 clearance store. The Credit segment operates Nordstrom fsb, a federal savings bank, which provides a private label credit card, two Nordstrom VISA

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credit cards, and a debit card. Its credit and debit cards feature a shopping-based loyalty program. Nordstrom, Inc. was founded in 1901 and is based in Seattle, Washington.

Saks Incorporated

Saks Incorporated operates retail stores in the United States. Its stores offer an assortment of fashion apparel, shoes, accessories, jewelry, cosmetics, and gifts. The company operates stores under the brand name of Saks Fifth Avenue (SFA) that are principally free-standing stores in shopping destinations or anchor stores in upscale regional malls. It also operates Saks Fifth Avenue OFF 5TH (OFF 5TH) stores, which are primarily located in upscale mixed-use and off-price centers. As of February 15, 2013, the company operated 43 SFA stores; and 64 OFF 5TH stores. Saks Incorporated also sells its products online at saks.com, as well as through catalogs. The company was founded in 1919 and is headquartered in New York, New York.

Stage Stores, Inc.

Stage Stores, Inc. operates department stores and off-price stores in the United States. It operates department stores under the Bealls, Goody’s, Palais Royal, Peebles, and Stage names that offer brand name and private label apparel, accessories, cosmetics, and footwear for the family. The company operates off-price stores under Steele’s name, which provide brand name family apparel, accessories, shoes, and home décor. It also operates an eCommerce Website. The company focuses on consumers in small and mid-sized markets. As of February 11, 2013, it operated 864 stores in 40 states. Stage Stores, Inc. is headquartered in Houston, Texas.

J.C. Penney Company, Inc.

J. C. Penney Company, Inc., through its subsidiary, J. C. Penney Corporation, Inc., operates department stores in the United States and Puerto Rico. The company sells family apparel and footwear, accessories, fine and fashion jewelry, beauty products, and home furnishings. It also provides various services, such as styling salon, optical, portrait photography, and custom decorating. As of June 7, 2012, the company operated 1,102 department stores. The company also sells its products through its Internet Web site, jcp.com. J. C. Penney Company, Inc. has strategic alliance with Martha Stewart Living Omnimedia, Inc. The company was founded in 1902 and is based in Plano, Texas.

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VI. VALUATION ANALYSIS

In general, the techniques, rules, and factors outlined in Revenue Ruling 59–60 can be categorized into three distinct and general approaches for valuing the stock of closely held companies. Professional appraisers will use various methods under these three approaches to estimate the value of closely held companies. Of course, the objective of using more than one approach is to develop mutually supporting evidence as to the conclusion of value.

While the specific titles of these three approaches may vary, the generic names are as follows:

•	the market approach;

•	the income approach; and

•	the asset-based approach.

In approaching the valuation of Belk, a variety of factors were taken into consideration, including: (1) the nature and history of the business, its current position, and its outlook; (2) the general and relevant economic conditions prevailing as of the valuation date; and (3) the conditions and outlook for the department store industry as of the valuation date.

After giving consideration to each of the three general valuation approaches, we determined that the most appropriate approaches for our valuation analysis are the market and income approaches.

We considered several methods of the asset-based approach for use in our analysis but did not rely on any of these methods in arriving at our estimate of value. We did not use any asset-based method primarily because the value of Belk is most accurately represented by the economic earnings its assets can generate, and because of the difficulty inherent in discretely appraising all of the Company’s individual assets and liabilities. Therefore, the value of the Company’s assets is best estimated through the selected market and income-based approaches.

INCOME APPROACH

The income approach is based on the premise that the value of a company is equal to the present value of all the future expected economic income to be derived by the company’s shareholders.

All of the different income approach methods may be broadly categorized into the following:

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1.	those that rely on direct capitalization, and
2.	those that rely on yield capitalization.

In direct capitalization analysis, the analyst estimates the appropriate measure of economic income for one period (i.e., one period future to the valuation date) and divides that measure by an appropriate in-vestment rate of return, or capitalization rate.

In yield capitalization analysis, the analyst projects the appropriate measure of economic income for several discrete time periods into the future. The projection of the prospective economic income is converted into a present value by the use of a present value discount rate, which is the investor’s rate of return or yield rate over the expected term of the economic income projection.

Company management provided us with financial projections for the fiscal years ending on or near January 31, 2014 through January 31, 2016. Accordingly, we used the yield capitalization analysis. Specifically, we used the discounted cash flow method, as summarized in the succeeding paragraphs.

Discounted Cash Flow Method

The discounted cash flow (DCF) method is a well-recognized technique used to value companies on a going concern basis. It has intuitive appeal since it incorporates the risk/return perspective, which is critical to the investment decision process.

The DCF method to valuation is based on the premise that the value of a closely held company is equivalent to the present value of the future economic income to be derived by the Company’s shareholders. This method requires an in-depth analysis of the subject company’s revenue, fixed and variable expenses, capital structure, and growth. The future net free cash flows of the Company are estimated and the present value of these cash flows, along with a residual (or terminal) value, is calculated based upon an appropriate present value discount rate.

Projected Financial Statements

The first step in the DCF method is to develop reasonable financial projections of income for Belk. The financial projections were provided by Belk’s management team. We evaluated these projected financial statements in detail and believe them to be a reasonable estimate of the Company’s future financial performance based on our discussions with Company management, our review and analysis of the current and historical financial performance, and the current expectations for the retail and department store

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industry. Belk’s projected income statements are presented on Exhibit 8 and projected balance sheets on Exhibit 7. Additionally, we present, on Exhibit 9, Belk’s historical management financial projections for a review of management’s historical expectations of projected growth and average margins. This presentation provides the retrospective perspective of management’s ability to exceed or underperform the financial projections we relied upon in prior year valuations. As shown on Exhibit 9, management has become increasingly bullish on top line revenue growth, provided that in recent fiscal years Belk has outperformed management’s expectations. Conversely, however, average profit margins have remained relatively consistent over the past three fiscal year projections, even as Belk has outperformed expectations. We note these phenomena as a declining risk factor in terms of actualization of the Company’s current financial projections.

Estimation of a Present Value Discount Rate

The second step in the DCF method is to estimate a present value discount rate that is appropriate for the Company’s future cash flows. The appropriate discount rate is Belk’s weighted average cost of capital (WACC). The WACC represents the weighted average of the cost of each of the components in the capital structure (i.e., debt and equity capital). These capital costs, expressed as required rates of return, are weighted according to an estimate of Belk’s market-value capital structure. The basic formula for computing a company’s after-tax WACC is as follows:

WACC	=	(Ke x We) + (Kd [1—t] x Wd), where:

WACC	=	Weighted average cost of capital
Ke	=	Company’s cost of equity capital
Kd	=	Company’s cost of debt capital
We	=	Percentage of equity capital in the capital structure
Wd	=	Percentage of debt capital in the capital structure
t	=	Company’s effective income tax rate

We estimated the Company’s cost of equity capital using the build-up model and the adjusted capital asset pricing model (CAPM) methods. These models incorporate various market rates of return and risk premia, including a risk-free rate of return, a long-term equity risk premium, a size risk premium, an industry risk premium, and a company-specific equity risk premium. Each of these components is discussed below and is incorporated in Exhibits 6 B and 6 C within Appendix A.

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The DCF method is inherently based upon a long-term investment horizon. Therefore, the appropriate risk-free rate is represented by a long-term government security. The yield to maturity of a U.S Treasury bond maturing on or about 20 years after the valuation date is the most appropriate risk-free rate since it best matches the long-term operating horizon of Belk. The stated yield on Treasury bonds maturing approximately 20 years from the valuation date was 2.83 percent.

The leading authority on equity risk premiums is Morningstar (f/k/a Ibbotson Associates). Morningstar annually publishes a calculation of the long-term equity risk premium. This premium is calculated by subtracting the risk-free rate (20-year Treasury bonds) from the total annual rates of return on common stocks (using the Standard & Poor’s 500 Index as a proxy). According to Morningstar, the supply side, arithmetic mean equity risk premium for the period 1926 through 2011 was approximately 6.14 percent.

Morningstar also calculates the difference between the total returns of all public companies and returns exhibited by smaller, more thinly capitalized companies. Morningstar calculates the premiums and are segmented into deciles based on market capitalization. The fifth decile ranges from $1.621 billion to $2.363 billion. Since Belk’s market value of equity is within this range, it is appropriate to use the fifth decile’s size risk premium (mid-cap classification). According to the Morningstar study, the appropriate size risk premium to be applied to Belk reflected an arithmetic mean annual return of approximately 1.74 percent above the overall equity risk premium exhibited by the S&P 500 common stock index.

Morningstar also calculates industry risk premiums. According to Morningstar, the industry risk premium for SIC code 531, Department Stores, was approximately 3.38 percent.

An additional company-specific (i.e., unsystematic or idiosyncratic) risk premium is often appropriate to reflect risks specific to an investment in a particular closely-held company. An investment in Belk is subject to certain unsystematic risk factors (i.e., risks which are specific to Belk relative to the market as a whole). In our opinion a hypothetical willing buyer would incorporate an incremental risk premium of 1 percent based on factors summarized in the risks section in the company section of this report. Our build-up method results in an estimated cost of equity capital, as of the valuation date, of 15.09 percent. This represents a reasonable estimate of the rate of return that an informed investor would demand in return for an equity investment in the Company.

In addition to calculating Belk’s cost of equity capital by the build-up method, we also used the adjusted CAPM to estimate an appropriate equity rate of return. Exhibit 6 C presents the calculation of the industry

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beta as based on the eight selected guideline publicly traded companies. We used Bloomberg adjusted betas based on a five year horizon on a daily, weekly, and monthly basis, as provided by Bloomberg. We selected data sets on these three varying perspectives to capture a more accurate consensus of current market risks. Additionally, we relevered these beta variables to adjust for the individual capital structures of the selected guideline companies. Based on this analysis, we determined that, as of the valuation date, the average relevered beta is 1.11 and the median relevered beta is 1.16. From our analysis of the re-levered beta indications, we selected the average beta indication as fairly reflecting the market implied beta risk.

The adjusted CAPM model, as presented on Exhibit 6 B, incorporates this indicated beta as an adjustment to the long-term equity risk premium of 6.14 percent. When multiplied, the beta-adjusted equity risk premium is derived to be 6.82 percent. We additional add the previously discussed risk-free rate of return of 2.83 percent, the size risk premium of 1.74 percent, and the company-specific equity risk premium of 1 percent. The resulting cost of equity capital based on the adjusted CAPM, as of the valuation date, was 12.39 percent.

Based on a 15.09 percent cost of equity from the build-up method and a 12.39 percent cost of equity from the adjusted CAPM method, we determined that an appropriate cost of equity for Belk was the average of these two methods, and therefore we concluded a rounded cost of equity as of the valuation date to be 13.7 percent.

We calculated Belk’s pretax cost of debt capital to be 5.2 percent based on the weighted average cost of debt for Belk as of the valuation date, with a review comparison to the average yield on Moody’s Baa corporate bonds which was 4.88 percent, as shown on Exhibit 6 A. Belk’s weighted cost of debt represents a more accurate yield on debt in the Company’s capital structure. After tax-affecting the pretax cost of debt at the Company’s estimated/normalized income tax rate of 36.0 percent, we arrived at an after-tax cost of debt capital, as of the valuation date, of 3.3 percent.

The appropriate weighting to these costs of capital are the respective percentages of debt and equity in Belk’s capital structure (on a market value basis). From industry analysis, analysis of the guideline publicly traded companies, an iterative process based on the projected financial statements, and from discussions with Company management, we determined an actual capital structure of 95 percent equity and 5 percent debt. We understand Belk’s capital structure for capital budgeting analysis is different from our calculation of the Belk’s capital structure for a market value analysis. Belk’s capital budgeting

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WACC relies on an equity weighting of approximately 55 percent and debt weighting of approximately 45 percent. These differences in WACC are numerous, although each calculation is appropriate for their intended uses. For example, Belk’s capital budgeting WACC is used in analyses such as lease or buy scenarios for real estate assets, wherein (1) the cost of debt incorporates both operating and capital leases and (2) the cost of equity incorporates the book value of shareholders’ equity. In our calculation of the market value WACC, we use historical and projected normalized financial earnings, wherein (1) the cost of debt incorporates only book value of interest-bearing debt (including capital leases and not operating leases which are accounted for in the financial earnings) and (2) the cost of equity incorporates a market value of shareholders’ equity. In our iterative analysis for calculating the appropriate weighting structure, we project the market value of shareholder equity as it compares to the projected debt levels provided by the Company’s financial projections. In a probable scenario analysis, we derived an approximate 95 percent equity structure and a 5 percent debt structure. Using the costs of capital estimated above, we determined Belk’s WACC to be approximately 13.2 percent. Our calculation of Belk’s WACC is presented in Exhibit 6 A.

DCF Method Calculations

The variables essential to our analysis and the calculations of our DCF analysis are outlined below.

Projections of Cash Flow

An investment horizon should reflect two primary factors: (1) the anticipated number of years over which a reasonable estimate of some form of earnings return can be forecasted from existing operations and (2) the investment objectives of the ownership interest.

The Company’s projected financial statements are presented in Exhibits 7 and 8. We evaluated these projected financial statements in detail and believe them to be a reasonable estimate of the Company’s future financial performance based on its historical financial performance and expectations for the retail and department store industries.

Cash Flow Measure

For purposes of this analysis, the most relevant measure of cash flow is cash available for distribution to shareholders, above and beyond the Company’s normal cash requirements for operations. This is often referred to as net cash flow (NCF) and is typically calculated as follows:

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Earnings before interest and taxes (EBIT)
– Income taxes (normalized at 36 percent)
+ Depreciation and amortization expense
– Capital expenditures
– Net operating working capital additions
= Net cash flow to invested capital (NCF)

We calculated the Company’s NCF for projected fiscal years ending on or near January 31, 2014 through 2016 based on the projected income statements provided by Company management. Further, depreciation and amortization expenses, capital expenditures, and net operating working capital additions were provided by Company management or derived from Company management projections. Our calculations of NCF are presented in Exhibit 10.

Calculation of Present Value

As shown in Exhibit 10, we calculated the present value of the Company’s discrete NCF as $442.2 million. However, since the underlying premise of the DCF method is that of a going concern, it is logical to assume that Belk has net cash flows beyond the projected fiscal year ending 2016. Therefore, our DCF analysis also incorporates a terminal value.

Effectively, a terminal value represents the amount for which a company could be sold at the end of the forecast period. Our terminal value calculation incorporates an estimated long-term growth rate of 4 percent, based on industry and macroeconomic analysis and discussions with Company management. The terminal value was calculated based upon a constant growth model (the Gordon growth model). This widely used method essentially estimates the value for which a company could be sold at the end of the forecasted period. Using the constant growth model we arrived at a present value for the Company’s terminal NCF of approximately $2.2 billion.

By combining the present value of the terminal cash flow with the present value of the discrete cash flows, we arrived at an indication of the Company’s MVIC of approximately $2.7 billion. After subtracting Belk’s net interest-bearing debt of approximately $130.6 million, the indicated value of equity on a marketable, noncontrolling interest basis, as of the valuation date, is approximately $2.5 billion.

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THE MARKET APPROACH

In the valuation of Belk, we employed two separate methods under the market approach. They are the guideline publicly traded company (GPTC) method and the previous transactions method. The following section outlines the theory and methodology, the calculations of, and the conclusions of the two methods under the market approach.

The Guideline Publicly Traded Company Method

It is often stated that values are best determined and tested in the marketplace. However, when valuing the shares of a closely held company, there is usually no such marketplace. One of the most fundamentally sound approaches for determining the value of closely held common shares is to look to the public market for evidence of prices investors are willing to pay for companies in the same-or similar-lines of business. Such a comparison to ‘guideline’ publicly traded companies is the basis of the guideline method.

The key steps to the guideline publicly traded company method are:

1.	the identification of a set of guideline publicly traded companies;
2.	the calculation of market pricing multiples based upon the guideline companies’ quoted trading prices and financial fundamentals;
3.	the selection of appropriate market pricing multiples to be applied to the subject company’s financial fundamentals;
4.	the calculation of one or more indications of value for the subject company based upon the application of the selected market pricing multiples;
5.	the selection of the relative emphasis to be placed on each of the resulting indications of value; and
6.	the estimation of an overall indication of value from this method.

Since the market pricing multiples used in this method are based on minority transactions in the public markets, the resulting indications of value are on a noncontrolling (minority) interest basis. Because we are valuing Belk on a noncontrolling interest basis, it was unnecessary to make any adjustments for control using this method.

We used a debt-free method in our guideline publicly traded company analysis. Debt-free valuation methods are commonly used in the valuation of closely held companies in order to minimize capital

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structure differences between a subject company and the guideline companies. The greater the differences between the companies’ capital structures, the more useful it is to use debt-free valuation methods.

Since these methods are based on economic cash flows that accrue to both debt and equity shareholders, they result in indications of value for a subject company’s total capital. For purposes of our analysis we refer to total capital as the market value of invested capital (MVIC), which is typically defined as follows:

Market value of short-term interest-bearing debt
+ Market value of long-term interest-bearing debt, including capitalized leases
+ Market value of preferred stock outstanding
+ Market value of common stock outstanding
+ Minority interest
– Cash and cash equivalents
= Market value of invested capital

Since MVIC, in this case, includes the value of both debt (net of cash and cash equivalents) and equity, the market value of interest-bearing debt must be subtracted from MVIC and cash and cash equivalents must be added to MVIC in order to arrive at the indicated value of stockholders’ equity. Thus interest-bearing debt, net of cash and equivalents is added to the indicated MVIC to derive a value indication of equity, which as of the valuation date interest-bearing debt, net of cash and cash equivalents was approximately $130.6 million.

We considered the following debt-free market pricing multiples in our guideline publicly traded company method analysis:

1.	MVIC/earnings before interest and taxes (EBIT);
2.	MVIC/earnings before interest, taxes, depreciation, and amortization (EBITDA);
3.	MVIC/debt free net income (DFNI);
4.	MVIC/debt free cash flow (DFCF); and
5.	MVIC/revenue.

We considered these market pricing multiples based on two historical time periods (1) the latest 12 month period ended February 2, 2013 and (2) a three-year historical average; and one prospective time period (1)

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an implied one-year projected metric using median analyst estimates, compiled by Reuters, for the selected guideline publicly traded companies.

Exhibit 11 presents a summary of (1) Belk’s financial fundamentals, (2) the range of market pricing multiples calculated for the guideline companies, (3) the guideline public company pricing multiples selected to be applied to Belk’s financial fundamentals, (4) the resulting indications of value, and (5) the overall indication of value resulting from the guideline publicly traded company method.

Exhibits 13 A through 13 I present the calculation of the selected market pricing multiples for the selected guideline publicly traded companies, which we outlined in a previous section of this report, as well as certain underlying financial information and growth factors. Exhibit 12 A compares the guideline publicly traded companies used in our analysis against Belk’s financials and operating figures.

The adjusted pricing multiples were based upon consideration of differences in growth, size, risk, and profitability of the guideline companies relative to Belk. Exhibit 11 summarizes the selection of the debt-free market pricing multiples as applied to Belk. In our opinion, a hypothetical willing buyer would weigh the latest twelve months period the most as it best represents the current financial performance of the Company that considers its current market position and provides a basis for the Company’s future financial performance base. We also note an analyst would also place some relative weighting on both a three-year historical average and a one-year projected indication based on a consensus of analyst expectations and consideration of the Company’s projected earnings and growth potential. Accordingly, we weighted 50 percent to the latest twelve month period and 25 percent to the three-year historical average and projected one year estimate of financial performance.

As shown in Exhibit 11, the application of the selected debt-free market pricing multiples resulted in an indicated value for Belk’s MVIC of approximately $2.99 billion. In order to arrive at the indicated value of equity, it is necessary to subtract interest-bearing debt, net of cash and cash equivalents. After subtracting the interest-bearing debt, net of cash and equivalents of $130.6 million, the indicated market value of equity on a marketable, noncontrolling interest basis was approximately $2.86 billion.

The Previous Transaction Method

The objective of our analysis is to estimate the fair market value of a noncontrolling ownership interest in Belk. As part of our consideration of this value, we reviewed previous transactions in the Company’s stock to determine if any of the prior transactions would provide a meaningful indication of value.

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Historically, there have been two avenues for achieving transaction-based liquidity for Belk shares: (1) privately negotiated sales and (2) repurchase offers by the Company. The history of these activities was outlined a previous section of this report.

The historical transactions in the Belk stock show that the tender offers have consistently been the ideal liquidity event for pent-up interest of shareholders looking to sell shares. By the same token, the lack of privately negotiated transactions, discussed below, also indicates that there has been a lack of buyer interest in acquiring Belk shares historically. It appears that shareholders have used the tender offers as a valuation of price and wait until the Company redeems shares to reduce their holdings.

Arm’s length transactions between unrelated parties involving the subject company stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and truly at arm’s length. Although one must consider prior sales of the Company’s stock as an indication of value, this is not always a reliable valuation method if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. Caution should be exercised concerning whether a transaction was between parties who perceived similar benefits of control or lack thereof, relative to the subject block. Based on the thinly traded nature of the Company stock, one must also consider all of the terms of the transaction whether dependent of market moving factors or as a result of a unique and/or prearranged agreements.

Belk shares do not trade on any organized securities market. Historically, shareholders seeking to sell or buy shares typically contact the Company, which refers interested parties to a local stock broker in Charlotte who from time to time is able to match buyers and sellers. Because the trades are arranged by the broker as an intermediary, Belk shares have been assigned NASD trading symbols (for Class A and B shares) in the over-the-counter market under the ticker symbol OTCBB:BLKI.A and OTCBB:BLKI.B, for the Class A and B shares, respectively. Inquiries to the brokerage firms listed from time to time as making a market in Belk shares indicated that no significant inventories of shares are held by the brokerage firms and that trades are, essentially, arranged by linking buyers with sellers in very much the same historic manner in which Belk shares have previously traded.

Upon examining the trading data as shown in Exhibit 15 A and 15 B in detail, we note that the Belk share trading volume was trending downward during the period prior to the valuation date, reflecting a general

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decline in interested parties willing to buy/sell. As shown on Exhibit 15 C, trading volume over the past three fiscal years have declined, for example for the Class B shares, volume has changed from $1.0 million in 2010 to $1.1 million in 2011 to $394.4 thousand in 2012. Additionally, the stock price, as graphed on Exhibit 15 C, for both the A and B shares have remained relatively consistent with our valuation for the tender offer for fiscal year 2012; therefore, indicating that this methodology although between willing buyers and sellers may be less informative of Belk’s current fair market value and more of a lagging indicator. Based upon the known terms of the transactions, and the timeliness of the most recent trades, we conclude that the evidence suggests a normative value of $39.55 per nonmarketable (or privately-marketable) share as the starting point for the analysis of the fair market value of the subject shares, based on the sparse number of small block trades prior to the subject valuation date. As summarized on Exhibit 15 C, based on the 42.7 million shares issues and outstanding and a price of $39.55 per share, the indicated market value of equity was $1.69 billion. However, we are increasingly skeptical of the significance of these transactions in setting a fair market value for Belk stock.

THE ASSET-BASED APPROACH

We considered the asset-based approach for use in our analysis but did not rely on any of these methods in arriving at our estimate of value. We did not use any asset-based methods primarily because the value of Belk’s assets are best represented by the economic earnings those assets can generate and because of the difficulty inherent in discretely appraising all of Belk’s individual assets and liabilities.

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VII. VALUATION SYNTHESIS AND CONCLUSION

We arrived at indications of the fair market value of Belk’s equity through three generally accepted valuation methods: (1) the discounted cash flow method, (2) the guideline publicly traded company method, and (3) the previous transaction method. The indications of equity from the DCF and GPTC methods are derived on a marketable, noncontrolling ownership interest basis; whereas the indication of equity from the previous transaction method is on a nonmarketable, noncontrolling ownership interest basis. Therefore we may compare the DCF and GPTC method indications and adjust these indications for the relative lack of marketable and then compare such indication to the previous transaction method.

INDICATED EQUITY VALUE – DCF AND GPTC METHODS

The DCF method and GPTC method indicated values are on a marketable, noncontrolling ownership interest basis. These two methods were weighted equally to arrive at a marketable, noncontrolling equity value of approximately $2.70 billion, as shown on Exhibit 1.

As previously noted, the (1) DCF method and (2) GPTC method indicated values are on a marketable, noncontrolling ownership interest basis. It is necessary to apply a discount for the relative lack of marketability inherent to the shares of Belk (see Appendix B for detailed analysis and discussion). The adjusted publicly marketable common equity value of $2.70 billion is discounted by 20 percent to reflect the lack of marketability. The magnitude of the discount is influenced, in part, by the per share nature of the Subject Interest, SEC restrictions, actual trading volume, prevailing macroeconomic conditions as of the valuation date, the proposed tender offer, and the dividend distribution policy of the firm.

The indicated equity value for Belk on a nonmarketable, noncontrolling ownership interest basis, as based on the DCF and GPTC methods was approximately $2.16 billion.

Indicated Equity Value – Previous Transaction Method

The indicated per share value on a nonmarketable, noncontrolling ownership interest basis was $39.55 based on the average, most recent transactions of the Class A and Class B Belk shares. As summarized on Exhibit 15 C, based on the 42.7 million shares outstanding and a price of $39.55 per share, the indicated market value of equity was $1.69 billion.

SYNTHESIS AND CONCLUSION

We weighted the concluded DCF and GPTC method indications by 95 percent and the previous

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transaction method by 5 percent. The reasons for weighting the previous transaction method 5 percent are as follows:

•	not all of the transactions can be clearly identified as arm’s-length;
•	the history of the trading indicates that investors tend to follow Willamette Management Associates’ valuations, and therefore trading values tend to be a non-independent, lagging indicator of value;
•	the stock is thinly and scarcely traded, calling into question whether there are an adequate number of participants to create reliable fair market values from trading prices;
•	The volume of trading has been on a declining trend since 2007, and was at a record low in 2012;
•	no public securities analysts follow Belk stock; and
•	the over-the-counter market values appear to carry no or virtually no inventory of Belk stock; therefore, market makers have little or no incentive to price Belk stock correctly for internal purposes.

Based upon the procedures and analysis mentioned above, and in our independent professional opinion, the fair market value of the Subject Interest on a nonmarketable, noncontrolling ownership interest basis as of February 2, 2013, was:

$2,135,870,000 or $50.00 Per Share

Based on 42,717,880 Shares Issued and Outstanding.

We are independent of Belk, Inc., and we have no current or future financial interest in the assets, properties, or business interests appraised. Our fee for this analysis is in no way contingent upon the value conclusions reached.

Our individual valuation methods and procedures are summarized in the valuation exhibits that are presented in Appendix A. The accompanying statement of assumptions and limiting conditions, appraisal certification, and professional qualifications of the principal analysts are integral parts of this opinion.

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APPENDIX A – VALUATION EXHIBITS

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APPENDIX B – DISCOUNT FOR LACK OF MARKETABILITY

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DISCOUNT FOR LACK OF MARKETABILITY

INTRODUCTION

The consensus of valuation analysts, judicial decisions, and empirical studies is that an investment is worth more if it is readily marketable and, conversely, worth less if it is not readily marketable. The difference in price an investor will pay for a liquid asset compared to an otherwise comparable illiquid asset is often substantial. This difference in price is commonly referred to as the “discount for lack of marketability” (DLOM). That is, the DLOM measures the difference in the expected price of (1) a liquid asset (that is, the benchmark price measure) and (2) an otherwise comparable illiquid asset (that is, the valuation subject).

This discussion presents a summary of (1) the concepts of investment liquidity and illiquidity (i.e., the conceptual basis for the DLOM), (2) the various empirical and theoretical models that are commonly used to estimate the DLOM, (3) the application of the DLOM to the valuation of an illiquid business or security, (4) the factors that influence the magnitude of the DLOM, and (5) the current controversies regarding DLOM analyses.

The Concept of Investment Liquidity

The concept of investment marketability relates to the liquidity of an investment—that is, how quickly and certainly the investment can be converted into cash at the owner’s discretion. Investors value liquidity. Rational investors will pay a price premium for liquidity. Conversely, rational investors will demand a price discount for lack of liquidity. Fundamentally, the security of a closely held company is not as liquid as the otherwise comparable security of a publicly traded company. That is, a closely held company security does not have the same degree of marketability as the otherwise comparable publicly traded security.

The terms marketability and liquidity are sometimes used interchangeably. However, differences exist between the two terms. Barron’s Dictionary of Business Terms defines marketability and liquidity as follows:

Marketability. Speed and ease with which a particular security may be bought and sold. A stock that has a large amount of shares outstanding and is actively traded is highly marketable and also liquid. In common use, marketability is interchangeable with liquidity, but liquidity implies the preservation of value when a security is bought or sold.6

For purposes of this discussion only, the terms marketability and lack of marketability will apply to a security, a block of securities, or a fractional ownership interest in a business. The terms liquidity and lack of liquidity (or illiquidity) will apply to an overall business enterprise or a controlling ownership interest in a business.

The rationale for a DLOM was discussed in a 1983 valuation text authored by Lawrence H. Averill Jr., Dean of the School of Law of the University of Arkansas at Little Rock:

The lack of marketability problem is inherent in the valuation of all business interests that are not actively traded on recognized markets. The poor marketability of nontraded

6 John Downs and Jordan Elliot Goodman, eds., Barron’s Dictionary of Finance and Investment Terms, 6th ed. (Hauppauge, NY: Barron’s, 2003), 406.

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business interests stems from several factors. First, most of these businesses are small, family-owned and run operations. Such businesses run great risk of failure. The greater the risk, the lower the value. Second, these interests lack liquidity. There is no large pool of potential buyers for these interests when they come on the market. The longer it takes to sell an asset, the lower the value will be as compared to more actively tradable assets. Such a business interest must be sold at a substantial discount in order to attract buyers, as recognized by court decisions. The actual amount of the discount, of course, will vary from situation to situation.7

The investment attribute of marketability is not an either/or proposition. That is, there are varying degrees of investment marketability. In fact, there is a spectrum of investment marketability, ranging from fully marketable to fully nonmarketable. An ownership interest of an actively traded security can typically be converted into cash within three business days of the sell decision. This is the typical investment benchmark for a fully marketable security. At the other end of the investment marketability spectrum is an ownership interest in a privately owned company that pays no dividends or other distributions, requires capital contributions, and limits ownership of the company to certain individuals. Of course, there exists a myriad of positions in between these two extremes in the investment marketability spectrum.

Reasons to Apply a Valuation Adjustment

In the U.S. public capital markets, a security holder can sell an actively traded security over the telephone in seconds, usually at or within a small fraction of a percent of the last price at which the security traded. These public market transactions occur at a very small commission cost. And, the investor will typically receive the transaction proceeds following a federally mandated settlement period of three business days.

By contrast, the population of potential buyers for most closely held investment securities is a small fraction of the population of potential buyers for publicly traded investment securities. In fact, it is illegal for a person or a company to sell closely held securities to the general public without first registering the security offering with either the Securities Exchange Commission (SEC) or the state corporation commission. And, such a security offering registration is an expensive and time-consuming process. Furthermore, a noncontrolling stockholder cannot register closely held corporation shares for public trading. Only the closely held corporation itself can register its shares for public trading.

Besides the problems associated with selling closely held stock, it is also difficult for investors to hypothecate closely held stock. That is, the value of closely held shares is further impaired by the unwillingness of banks and other lending institutions to accept such securities (as they would accept public stock) as loan collateral.

Because of these differences in the ability to sell or hypothecate closely held stock versus publicly traded shares, empirical evidence suggests that the DLOM for closely held corporation securities (compared to comparable publicly traded securities) tends to cluster in the range of 25 to 50 percent. Of course, each nonmarketable security should be analyzed on the basis of its individual facts and circumstances, which may justify a DLOM either above or below this typical range of price adjustments.

7 Lawrence H. Averill Jr., Estate Valuation Handbook (New York: John Wiley & Sons, 1983), 177.

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Baseline from Which to Apply the DLOM

In the valuation of a privately owned business or security interest, the analyst typically applies some combination of the three generally accepted business valuation approaches: (1) market approach, (2) income approach, and (3) asset-based approach. Depending on the individual valuation variables used, the market approach and income approach conclude value indications on either a controlling ownership interest basis or a noncontrolling ownership interest basis. As it is commonly applied, the asset-based approach concludes a value indication on a controlling ownership interest basis. For all three business valuation approaches, the resulting value indications are typically concluded on a marketable ownership interest basis.

In this closely held security valuation context, the degree of marketability in the value indication is influenced by the individual valuation variables used in each approach or method. Therefore, value indications are only as marketable as the market-derived empirical evidence on which the valuation analyses are based. As discussed above, the sale of actively traded securities can occur within minutes of making the decision to sell; and the sale proceeds (i.e., cash) can be received within three business days from the decision to sell. If the subject security is not as marketable as the guideline pricing evidence considered in the closely held security valuation, then the application of a DLOM may be appropriate.

The magnitude of a subject-specific DLOM will depend on the facts and circumstances related to (1) the subject closely held business and (2) the subject nonmarketable security. This discussion summarizes the most relevant company-specific factors that analysts consider in the selection of a subject-specific DLOM.

Security-specific and company-specific factors are not the only reason to apply a DLOM. Certain engagement-specific factors will also affect the appropriate magnitude of the DLOM. One important engagement-specific factor that the analyst should consider is the particular level of value sought in a subject closely held security valuation. The next two sections discuss the DLOM in the context of two common levels of value: (1) the noncontrolling ownership interest level of value and (2) the controlling ownership interest level of value.

DLOM for a Noncontrolling Ownership Interest

There is a continuous spectrum of value influences with regard to investment marketability. This continuous spectrum of value influences ranges from (1) absolute control/perfect marketability (equal to the marketability of actively traded stock listed on a public stock exchange) to (2) absolute lack of control/completely nonmarketable (e.g., imposed by contractual restrictions that limit the potential buyers and dictate the sale price). It is impossible to describe all of the discrete steps along the ownership control/marketability continuum. However, these two investment attributes represent a continuous spectrum of combined valuation adjustments.

The generally accepted business valuation approaches can conclude a value indication on either (1) a controlling ownership interest basis or (2) a noncontrolling ownership interest basis. For example, the market approach/guideline merged and acquired company method generally concludes a value indication on a controlling ownership interest basis. Alternatively, the market approach/guideline publicly traded company method generally concludes a value indication on a noncontrolling ownership interest basis.

Therefore, when the engagement objective is to estimate value on a nonmarketable, noncontrolling ownership interest basis, the application of a

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DLOM may be appropriate. In addition, the application of a discount for lack of control (DLOC) may also be appropriate, depending on which valuation methods (and valuation variables) the analysts used.

With the exception of the “cost to obtain liquidity” studies, the empirical studies summarized in this discussion are based on applying a DLOM to a noncontrolling ownership interest. The cost to obtain liquidity studies, alternatively, are appropriately considered when the subject security interest is a controlling ownership interest. It is noteworthy that the average DLOM from each of the empirical studies discussed herein is based on securities trading at different levels on the ownership control/marketability spectrum. Therefore, the analyst should understand and compare the marketability of the subject security to the marketability of the securities analyzed in the various DLOM empirical studies. This concept of comparing relative marketability (and other investment attributes) will be reiterated throughout this discussion.

Illiquidity for a Controlling Ownership Interest

Closely held controlling ownership interests suffer from illiquidity in somewhat the same way as closely held noncontrolling ownership interests. Marketability is an investment attribute the analyst should consider when valuing one percent of the issued and outstanding shares of a closely held company. Likewise, liquidity is an investment attribute that an analyst should consider when valuing 100 percent of the issued and outstanding shares of a closely held company. The investment attribute is based on the principle that the marketability of an ownership interest—whether controlling or noncontrolling—is determined by the ability of the owner to quickly, and with some degree of certainty, convert the ownership interest to cash.

There is consensus among analysts that consideration of a DLOM is appropriate when valuing both noncontrolling ownership interests and controlling ownership interests in nonpublic corporations. The Tax Court validated this consensus in Estate of Woodbury G. Andrews:

Even controlling shares in a nonpublic corporation suffer from lack of marketability because of the absence of a ready private placement market and the fact that flotation costs would have to be incurred if the corporation were to publicly offer its stock.8

Subsequent judicial decisions affirmed the appropriateness of applying a DLOM to the valuation of a controlling ownership interest.9 Of course, this application is a function of both (1) the valuation methods and variables used by the analyst and (2) the level of value that is the objective of the valuation engagement.

Numerous empirical capital market studies indicate that the median DLOM ranges from 25 percent to 50 percent of the unadjusted value of a publicly traded security. Generally, these capital market studies (and the indicated DLOM) are based on purchase/sale transactions of a noncontrolling ownership interest (i.e., less than a controlling ownership interest) in the stock of the subject company.

However, as discussed by the U.S. Tax Court in the Andrews decision, the value of a controlling security interest in a nonpublic corporation also suffers some value decrement (at least as compared to a readily marketable comparable security). This value decrement is due to the following two factors: (1) the absence of a ready private placement market and (2) flotation costs (which would be incurred in achieving

8 Estate of Woodbury G. Andrews, 79 T.C. 938 (1982).

9 See, for example: Estate of Dunn (T.C. Memo 2000-12), Estate of Jameson (T.C. Memo 1999-43), Estate of Dougherty (T.C. Memo 1990-274), and Estate of Maggos (T.C. Memo 2000-129).

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liquidity through a public offering). The closely held corporation controlling owner faces the following transaction risk factors when attempting to liquidate the controlling ownership interest:

1.	An uncertain time horizon to complete the offering or sale
2.	“Make ready” accounting, legal, and other costs to prepare for and execute the offering or sale
3.	Risk as to the eventual sale price
4.	Uncertainty as to the form (e.g., stock or cash) of transaction sale proceeds
5.	Inability to hypothecate the subject equity interest
6.	Investment banker or other brokerage fees

Risk factors one through five will be summarized next. A summary of risk factor six, investment banker or brokerage fees, is presented in the Cost to Obtain Liquidity Studies section of this discussion.

Uncertain Time Horizon Risk

In some instances, it takes months (or even years) to complete the offering or sale of the private corporation controlling block of stock. This uncertain (but considerable) time horizon is in direct conflict with the principle of marketability. That is, the principle of marketability implies a very short equity-interest-for-cash conversion period.

Make Ready Cost Risk

As discussed later (in the Cost to Obtain Liquidity Studies section of this discussion), costs (1) to prepare the company for and (2) to execute the offering or sale can be substantial. A study prepared in 2000 found that underwriter costs alone typically represent 7 percent of the deal size in an initial public offering (IPO).10 This figure does not include other costs, which include (1) auditing and accounting fees to provide potential buyers the financial information and assurances they demand; (2) legal costs, to draft all the necessary documents and (often) to clear away potential perceived contingent liabilities and/or to negotiate warranties; and (3) administrative costs on the part of the business owners to deal with the accountants, lawyers, potential buyers, and/or their representatives. In The Cost of Going Public, Jay Ritter estimated these “other” transaction make-ready costs to be between 2.1 percent and 9.6 percent of the IPO amount.11

Sale Price Risk

There is a risk that the selling security holder will not achieve his or her expected sale price. This failure to realize the expected sale price can occur because of many factors, including the following:

1.	Overstatement of the business/security valuation on which the expected price is based
2.	Occurrence of company-specific events during the market exposure period that caused the sale price to decrease

10 Hsuan-Chi Chen and Jay Ritter, “The Seven Percent Solution,” The Journal of Finance (June 2000): 1129.

11 Jay Ritter, “The Costs of Going Public,” Journal of Financial Economics (1987): 269–281.

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3.	Occurrence of market-specific events during the market exposure period that caused the sale price to decrease
4.	Lack of receptivity by capital markets to stocks of companies in the subject industry
5.	Lack of receptivity by capital markets to the subject company

Sale Proceeds Risk

The definitions of marketability and liquidity provided above assume an asset is sold for cash. If some or all of the security sale proceeds is in a form other than cash, then the cash-equivalent transaction price may be less than the reported transaction consideration. Examples of sale proceeds components that may have a cash equivalency value below their face value include (1) restricted public stock, (2) seller-provided below-market financing, (3) consideration that is based on future contingency payments, and (4) consideration that is based on future earnout payments.

Inability to Hypothecate Risk

Banks are often reluctant to lend money collateralized by an equity interest in a privately owned company. If, while awaiting a sale, an owner of a controlling ownership interest wants cash (e.g., for an emergency or an opportunity), it will be time-consuming—and may be impossible—to borrow against the estimated value of the business interest. This inability to hypothecate occurs even if the ownership interest represents 100 percent (or absolute control) of the company equity.

COMMON ANALYTICAL MODELS TO QUANTIFY THE DLOM

Analysts often rely on two types of models to quantify the appropriate DLOM: (1) empirical models and (2) theoretical models. Generally, empirical models use analyses that are based on empirical capital market transaction observations—rather than on theoretical economic principles. Alternatively, theoretical models do not rely on actual capital market pricing evidence, but are based on fundamental microeconomic relationships.

Empirical Models

Empirical models rely on actual capital market transactions to provide evidence for estimating a DLOM. There are two categories of empirical capital market studies commonly used to quantify the DLOM for noncontrolling equity interests in closely held companies:

1.	Studies of price discounts on sales of restricted shares of publicly traded companies (i.e., the restricted stock studies)
2.	Studies of price discounts on private stock sale transactions prior to an initial public offering (i.e., the pre-IPO studies)

These sources of empirical capital market data are applicable to an unadjusted base value that represents the estimated price at which the shares could be sold if registered and freely traded in a public stock exchange.

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Theoretical Models

Theoretical models, unlike empirical models, do not derive their DLOM conclusions from actual capital market transaction data. The theoretical models used to estimate the DLOM for the valuation of a private company security generally fall into two categories: (1) option pricing models, and (2) discounted cash flow models.

DLOM EMPIRICAL MODELS

The Restricted Stock Studies

Publicly traded companies may raise capital by completing a private placement of debt or equity securities. In an equity private placement, a company can issue either registered stock or unregistered (i.e., restricted) stock to an accredited investor. Registered stock includes the shares of publicly traded companies that can be freely traded in the open market. Unregistered shares of stock are not registered for trading on a stock exchange. Unregistered shares cannot be freely traded in the open market. When publicly traded companies issue restricted (unregistered) stock, the restricted stock is typically sold at a price discount compared to the price of the (registered) publicly traded stock. Companies are willing to accept a price discount on the sale of their restricted stock. This is because the time and cost of registering the new stock with the SEC would make the stock issuance/capital formation impractical. These observed price discounts (i.e., public stock price compared to same company private stock price) indicate a DLOM. These stock price discount data are the basis for the restricted stock studies discussed below.

SEC Accounting Release No. 113 indicates that the DLOM in restricted stock transactions is “frequently substantial”:

Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities which cannot be readily sold in the public market are less valuable than securities which can be sold, and also the fact that by the direct sale of restricted securities, sellers avoid the expense, time and public disclosure which registration entails.12

SEC Rule 14413 governs the purchase and sale of stock issued in unregistered private placements. According to the SEC, “When you acquire restricted securities or hold control securities, you must find an exemption from the SEC’s registration requirements to sell them in the marketplace. Rule 144 allows public resale of restricted and control securities if a number of conditions are met.”14

The conditions mentioned in SEC Rule 144 relate to: (1) investment holding period, (2) adequate current information, (3) a trading volume formula, (4) ordinary brokerage transactions, and (5) filing of a notice with the SEC. The investment holding period restrictions on the transfer of restricted stock eventually lapse, usually after 12 months.15 At that point, the trading volume formula is typically the most restrictive sale condition of SEC Rule 144. The trading volume formula allows the subject securities to be “dribbled

12 Securities and Exchange Commission, Accounting Series Release No. 113: Statement Regarding Restricted Securities (Chicago: Commerce Clearing House, Federal Securities Law Reports, 1977), 62, 285.

13 17 CFR 230.144 (revised April 1, 1990).

14 SEC Website: http://www.sec.gov/investor/pubs/rule144.htm

15 On February 18, 1997, the SEC adopted amendments to reduce the holding period requirements under Rule 144 of the Securities Act from two years to one year for the resale of limited amounts of restricted securities (the amendment became effective April 29, 1997).

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out” in the marketplace. Depending on the size of the block of the subject securities, the dribble-out formula may require the investor to sell small portions of the subject securities over a multi-year period. Rather than dribble out the sale of the restricted securities, the owner of restricted stock can also sell his or her securities in a privately negotiated transaction, subject to the Securities Act of 1933, Section 4(1) and Section 4(2).

Until 1995, restricted stock sale transactions had to be reported to the SEC. Therefore, such restricted stock sale transactions were a matter of public record. Since 1995, analysts have collected restricted stock sale transaction data from private sources. Therefore, there is available a body of data on the prices of private transactions in restricted securities. These transaction price data can be used for comparison with prices of the same company unrestricted securities eligible for trading on the open market. The analysis of this body of restricted stock empirical pricing evidence is discussed below.

SEC Institutional Investor Study

In an SEC study of institutional investor actions, one of the topics was the amount of the price discount at which restricted stock transactions took place. This price discount was measured by comparing private transaction prices to the prices of identical but unrestricted stock on the open market.16

The SEC study concluded an average price discount of 24 percent for all transactions of restricted stock—that is, a price discount to the corresponding unrestricted stock. In addition, the study concluded generally higher price discounts for restricted stocks that would trade on the over-the-counter market (OTC) once the restrictions expired. These higher price discounts were compared to stocks that would trade on the New York Stock Exchange (NYSE) or the American Stock Exchange (ASE). For stocks that would trade on the OTC when the restrictions expired, the average price discount was approximately 35 percent.

In Revenue Ruling 77–287, the Internal Revenue Service (the “Service”) acknowledged the conclusions of the SEC Institutional Investor Study and the prices of restricted securities purchased by investment companies as part of the “relevant facts and circumstances that bear upon the worth of restricted stock.” The Service described the purpose of Revenue Ruling 77–287 as: “to provide information and guidance to taxpayers, [Service], and others concerned with the valuation, for Federal tax purposes, of securities that cannot be immediately resold because they are restricted from resale pursuant to Federal security laws.”17

One of the outcomes of the SEC Institutional Investor Study was SEC Accounting Series Release (ASR) No. 113, dated October 13, 1969, and No. 118, dated December 23, 1970. ASR No 113 and No. 118 require investment companies registered under the Investment Company Act of 1940 to disclose their policies for the cost and valuation of their restricted securities. The result of this disclosure requirement was that an ongoing body of empirical pricing data became available. These data included the relationship between restricted stock prices and same company freely traded stock prices. Numerous analysts have analyzed these data to provide empirical benchmarks for estimating the DLOM.

16 “Discounts Involved in Purchases of Common Stock,” in U.S. 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission, (Washington: Government Printing Office, March 10, 1971, 5:2444–2456, Document No. 92–64, Part 5).

17 Revenue Ruling 77–287, 1977–2 C.B. 319, Section I.

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Gelman Study

In 1972, Milton Gelman published the results of his study of the prices paid for restricted securities by four closed-end investment companies specializing in restricted securities investments.18 Based on an analysis of 89 restricted stock sale transactions between 1968 and 1970, Gelman concluded that both the mean and median price discounts were 33 percent. Gelman also concluded that almost 60 percent of the restricted stock sales were priced at discounts of 30 percent or higher.

Trout Study

In a study of restricted stock purchases by mutual funds from 1968 to 1972, Robert Trout constructed a financial model to estimate the price discount appropriate for a private company’s stock.19 Trout’s multiple regression model was based on pricing data from 60 restricted stock transactions. The Trout multiple regression analysis concluded an average price discount of approximately 33.5 percent for restricted stock (compared to the same company freely traded counterpart stock). As the SEC study had previously concluded, Trout also concluded that companies with stocks listed on national exchanges experienced lower price discounts on their restricted stock transactions than did companies with stocks traded over-the-counter.

Moroney Study

In 1973, Robert E. Moroney published the results of his study of the prices paid for restricted securities by 10 registered investment companies.20 The study analyzed 146 restricted stock purchases. The average price discount was approximately 35.6 percent, and the median price discount was approximately 33.0 percent. Moroney pointed out:

It goes without saying that each cash purchase of a block of restricted equity securities fully satisfied the requirement that the purchase price be one, “at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.” Reg. Sec. 20.2031–1(b).21

Moroney contrasted the empirical evidence of the actual sale transactions with the lower average DLOM conclusions allowed in most prior court decisions on gift and estate tax matters. He pointed out, however, that the empirical evidence on the prices of restricted stocks was not available as a benchmark for quantifying the DLOM at the time of these prior court cases. Moroney suggested that higher DLOM adjustments be allowed in future judicial decisions now that the relevant empirical pricing data are available. As Moroney put it:

Obviously the courts in the past have overvalued minority interests in closely held companies for federal tax purposes. But most (probably all) of those decisions were handed down without benefit of the facts of life recently made available for all to see.

18 Milton Gelman, “An Economist-Financial Analyst’s Approach to Valuing Stock of a Closely Held Company,” Journal of Taxation (June 1972): 353–4.

19 Robert R. Trout, “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes (June 1977): 381–5.

20 Robert E. Moroney, “Most Courts Overvalue Closely-Held Stocks,” Taxes (March 1973): 144–56.

21 Ibid.: 151.

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Some appraisers have for years had a strong gut feeling that they should use far greater discounts for nonmarketability than the courts had allowed. From now on those appraisers need not stop at 35 percent merely because it’s perhaps the largest discount clearly approved in a court decision. Appraisers can now cite a number of known arm’s length transactions in which the discount ranged up to 90 percent.22

Maher Study

J. Michael Maher published the results of another restricted stock study in 1976.23 The Maher study methodology was similar to the Moroney study methodology in that it compared prices paid for restricted stocks with the market prices of the same company unrestricted stock. He concluded that mutual funds were not purchasing restricted securities during 1974 and 1975, which were recessionary years for the stock market. Therefore, the empirical data that Maher actually used covered the five-year period from 1969 through 1973.

The Maher study concluded that “the mean DLOM for the years 1969–73 amounted to 35.43 percent.”24 Maher further eliminated the top and bottom 10 percent of the restricted stock purchases in an effort to remove especially high- and low-risk situations. When the “outlier” data were removed, the result of this study was almost identical with a mean price discount of 34.73 percent.

Maher concluded:

The result I have reached is that most appraisers underestimate the proper DLOM. The results seem to indicate that this discount should be about 35 percent. Perhaps this makes sense because by committing funds to restricted common stock, the willing buyer (a) would be denied the opportunity to take advantage of other investments, and (b) would continue to have his investment at the risk of the business until the shares could be offered to the public or another buyer is found.

The 35 percent discount would not contain elements of a discount for a minority interest because it is measured against the current fair market value of securities actively traded (other minority interests). Consequently, appraisers should also consider a discount for a minority interest in those closely held corporations where a discount is applicable.25

Standard Research Consultants Study

In 1983, Standard Research Consultants (SRC) analyzed private placements of restricted common stock to test the then-current applicability of the above-described SEC study.26 SRC studied 28 private placements of restricted common stock from October 1978 through June 1982. Price discounts concluded in the SRC study ranged from 7 percent to 91 percent, with a median price discount of 45 percent.

22 Ibid.: 154.

23 J. Michael Maher, “Discounts for Lack of Marketability for Closely-Held Business Interests,” Taxes (September 1976): 562–71.

24 Ibid.: 571.

25 Ibid.

26 “Revenue Ruling 77–287 Revisited,” SRC Quarterly Reports (Spring 1983): 1–3.

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Willamette Management Associates Study

Willamette Management Associates (WMA) analyzed private placements of restricted stock for the period of January 1, 1981, through May 31, 1984. The early part of this unpublished study overlapped the last part of the SRC study. However, relatively few restricted stock sale transactions took place during the overlap period. Most of the restricted stock sale transactions in the WMA study occurred in 1983. WMA identified 33 transactions during that period that could reasonably be classified as arm’s-length and for which the price of the restricted shares could be compared directly with the price of trades in identical but unrestricted shares of the same company at the same time. Compared to the prices of their freely tradable counterparts, the median discount for the 33 restricted stock transactions was 31.2 percent.

The slightly lower average percentage discounts for private placements during this time may be attributable to the somewhat depressed prices in the public stock market, which in turn reflected the recessionary economic conditions prevalent during most of the period of the study.

Hertzel and Smith Study

Michael Hertzel and Richard L. Smith conducted a restricted stock study covering 106 private placements occurring between January 1, 1980, and May 31, 1987. The average sale proceeds in the private placement transaction sample equaled $11.4 million, and the average equity market value of the private placement transaction sample equaled $94.7 million.27 Hertzel and Smith conducted their study primarily to test whether private placement price discounts reflect a resolution of asymmetric information about the subject company value. With regard to information effects, Hertzel and Smith found evidence that price discounts reflected the costs incurred by private investors to assess the firm value. In other words, companies that are difficult to analyze (e.g., privately owned companies and companies with significant intangible assets) received a larger DLOM compared to companies that are more easily analyzed (e.g., publicly traded companies that are followed by equity analysts).

The Hertzel and Smith study showed an average price discount for the private placements of 20.14 percent. They noted:

Private placement discounts in our sample vary widely. Thirty-nine of the placements in our sample were made at discounts of more than 25 percent and 8 were at premiums of more than 10 percent. Premiums appear to reflect the value of control, cash infusions by investors who already own much of the outstanding stock, and market price declines between the time the placement price is negotiated and when it is announced to the market. Discounts appear to be related to such factors as resale restrictions, placement size, and type of investor.28

Hertzel and Smith analyzed the difference in the price discount between (1) the private placements of restricted shares and (2) the private placement of unrestricted shares. They concluded, “We find an additional discount of 13.5 percent for placements of Restricted Shares.”29 Additional discussion of this restricted stock study is presented below in the section Current Controversies Regarding DLOM Analyses.

27 M. Hertzel and R.L. Smith, “Marketability Discounts and Shareholder Gains for Placing Equity Privately,” Journal of Finance (June 1993).

28 Ibid.

29 Ibid.

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Silber Study

In 1991, William L. Silber published the results of his analysis of 69 private placements of public corporation common stock between 1981 and 1988.30 Silber concluded that the average price discount was 33.75 percent, a conclusion that is consistent with earlier restricted stock studies.

Silber also concluded that the size of the price discount tended to be higher for private placements that were larger, as measured as a percentage of the shares outstanding. Silber found a small effect on the price discount on the basis of the size of the company, as measured by revenue. “Tripling the revenues from the sample mean of $40 million to $120 million increases the relative price of the restricted shares by only 2.9 points (from 71.7 to 74.6).”31

Bajaj, Denis, Ferris, and Sarin Study

This study (the “Bajaj study”)32 analyzed 88 private placements that occurred between January 1, 1990, and December 31, 1995. The Bajaj study separately analyzed (1) registered private placement issues and (2) unregistered private placement issues. The authors concluded, based on their study, that (1) the average price discount for unregistered issues was 28.1 percent, (2) the average price discount for registered issues was 14.0 percent, and (3) the overall average price discount was 22.2 percent.

The authors of the Bajaj study hypothesized that the observed private placement price discounts were due to factors other than illiquidity. Specifically, they attributed the observed price discounts to the following four factors: (1) the fraction of total shares offered in the private placement; (2) business risk, as measured by price volatility in the issuer’s publicly traded shares; (3) financial distress, as measured by Altman’s Z-score; and (4) total transaction proceeds from the private placement. According to the Bajaj study, “controlling for all other factors influencing private placement discounts, an issuer would have to concede an additional discount of 7.23 percent simply to compensate the buyer for lack of marketability.”33 An additional analysis of this study is presented in the Current Controversies Regarding DLOM Analyses section below.

Johnson Study

Bruce Johnson conducted a restricted stock study that attempted to provide a link between (1) the wide range of price discounts observed in previous restricted stock studies and (2) subject company characteristics.34 Johnson analyzed 72 restricted stock transactions that occurred between 1991 and 1995. The average price discount reported in the Johnson study was 20 percent, or 22 percent after excluding bank and real estate investment trust companies.

The subject company factors considered in the Johnson study were (1) current year net income, (2) previous year net income, (3) current year revenue, and (4) transaction size. According to Johnson, “an

30 William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal (July–August 1991): 60–64.

31 Ibid.: 64.

32 Mukesh Bajaj, David J. Denis, Stephen P. Ferris and Atulya Sarin, “Firm Value and Marketability Discounts,” The Journal of Corporation Law (Fall 2001).

33 Ibid.: 114.

34 Bruce Johnson, “Restricted Stock Discounts, 1991–95,” Shannon Pratt’s Business Valuation Update (March 1999).

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appraiser should consider some of the factors that influence the magnitude of the discount which include profitability, size, holding period and transaction amount.”35

Management Planning Study

Management Planning, Inc., performed a study titled “Analysis of Restricted Stocks of Public Companies: 1980–1996.”36 This study analyzed 53 restricted stock sale transactions. In selecting the 53 transaction samples, Management Planning eliminated potential transactions based on the following factors: (1) companies that suffered a loss in the fiscal year preceding the private transaction; (2) companies defined as “start-up” companies (i.e., companies having revenue of less than $3 million); and (3) stock transactions that were known to have registration rights. This study concluded an average price discount of 27 percent.

Daniel McConaughy, David Cary, and Chao Chen expanded the Management Planning study by analyzing factors that contributed to the reported price discounts. 37 The underlying data analyzed in the McConaughy, Cary, and Chen study were the same transactions analyzed in the Management Planning study (i.e. the 53 private placements of restricted stock that occurred during 1980 to 1996). According to the McConaughy, Cary, and Chen Study, “This study shows that the discounts required by investors are positively related to business risk, market risk, and degree of illiquidity. The two more important factors are business risk, in the form of size in sales and consistent historical sales growth, which are associated with lower discounts; and market risk, in the form of stock price volatility, which is associated with higher discounts.”38

FMV Study

FMV Opinions, Inc., examined restricted stock transactions from 1980 through 2008.39 This analysis of 566 transactions resulted in a mean price discount40 of 21.25 percent and a median price discount of 20.04 percent. The FMV study also examined the relationship between the observed price discount and several descriptive factors. These descriptive factors included: (1) the industry, (2) the trading market (exchange traded or over-the-counter), (3) the percentage size of the block, (4) the total market value of the subject corporation, and (5) the volatility of the security. According to the FMV study, the DLOM was higher for over-the-counter traded securities than for securities traded on a large national exchange. This relationship is particularly relevant for the shares of closely held companies, which typically are more comparable to shares traded on over-the-counter exchanges.

The FMV study is updated periodically.41 The FMV study concludes that certain company-specific factors affect the magnitude of the DLOM. Analysis of the companies in the FMV DLOM database reveals certain

35 Ibid.: 3.

36 Robert P. Oliver and Roy H. Meyers, “Discounts Seen in Private Placements of Restricted Stock: The Management Planning, Inc. Long-Term Study (1980-1996),” Chapter 5 in Robert F. Reilly and Robert P. Schweihs, eds., Handbook of Advanced Business Valuation (New York: McGraw-Hill, 2000).

37 Daniel L. McConaughy, David Cary, and Chao Chen, “Factors Affecting Discounts on Restricted Stock,” Valuation Strategies (November/December 2000).

38 Ibid.: 16.

39 Lance Hall, “Looking at the New Data in the FMV Restricted Stock Study™ and How to Use it!” Business Valuation Resources Teleconference, November 11, 2009.

40 Based on the “subsequent month discount,” which is defined as “the percentage difference between the offering price and the high-low average for the month subsequent to the month of the transaction.” (FMV Study FAQs at www.bvmarketdata.com)

41 The FMV study is available as a searchable database at www.bvmarketdata.com.

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relationships. The table below illustrates these relationships by separating the FMV study companies into quintiles based on the observed price discount.

FMV Restricted Stock Study Results: Characteristics of High Price Discount vs. Low Price Discount Transactions 1980-2008
Quintile:	1	2	3	4	5
Percentage Price Discount	1.6%	10.5%	16.7%	27.3%	43.7%
Market Value ($000)	166,358	162,682	110,814	68,824	44,309
Total Assets ($000)	66,025	65,752	39,844	18,245	9,434
Book Value ($000)	37,988	30,916	22,669	8,443	4,978
Revenues ($000)	23,335	29,136	28,811	14,118	7,764
Percentage Block Size	7.9%	9.9%	10.1%	9.4%	12.4%
Market to Book Ratio	3.5	3.9	3.7	5.8	6.0
Share Price Volatility	68.3%	67.5%	71.8%	80.2%	104.2%
Price Per Share ($)	12.49	11.07	12.02	8.15	8.17

Source: Lance Hall, “Looking at the New Data in the FMV Restricted Stock Study™ and How to Use It!” Business Valuation Resources Teleconference, November 11, 2009.

The most notable trend that can be observed from the above table is that larger price discounts are present in smaller, more highly volatile companies. This trend is corroborated by the various other restricted stock studies summarized above. Another important finding of the FMV study is that block size is directly correlated with price discount. According to Espen Robak, “the discount should increase with the block size.”42

Columbia Financial Advisors, Inc., Studies

Columbia Financial Advisors, Inc. (CFAI) conducted a study of the sale of restricted securities over the period January 1, 1996, through April 30, 1997. The restricted stock sale transactions were identified from the Securities Data Corporation U.S. New Issues private placement database. A total of 123 private placements were included in this database for the selected time period. A total of 100 transactions were eliminated for various reasons, leaving 23 transactions included in the CFAI study. The observed price discounts ranged from 0.8 to 67.5 percent for all 23 transactions, with an average DLOM of approximately 21 percent and a median DLOM of 14 percent.

These observed price discounts are generally lower than the price discounts recorded in the earlier studies discussed above. One explanation for the price discount decrease is the increase in volume of privately placed stock (Rule 144(a)) in the period studied. Also, during the CFAI study observation period, it was generally known that the SEC-required holding period was scheduled to change from two years to one year in 1997.

Using the same methodology and sources, CFAI conducted a second study. The second study attempted to identify the impact of the increased liquidity resulting from the change in the SEC-required holding period. CFAI examined common equity private placements during the period January 1, 1997, through December 31, 1998. There were a total of 270 common stock private placements during that time. A total of 255 transactions were eliminated for various reasons, leaving 15 transactions for the study. The price discounts ranged from 0 to 30 percent, with an average DLOM of approximately 13 percent and a median DLOM of 9 percent. These price discounts are generally lower than the price discounts observed in the

42 Espen Robak, “Liquidity and Levels of Value: A New Theoretical Framework,” Shannon Pratt’s Business Valuation Update (October 2004).

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earlier CFAI study. This result is most likely due to the change in the SEC-required holding period from two years to one year.

LiquiStat Study

The LiquiStat study, conducted by Pluris Valuation Advisors (Pluris), was published in 2007.43 Pluris identified two weaknesses with prior restricted stock studies: (1) the lack of measurable parameters with regard to the price discount (e.g., was the observed price discount the result of company size or information asymmetry between the buyer and the seller?) and (2) the impossibility of establishing two distinct data sets, one completely liquid and one completely illiquid. That is, Pluris reasoned that the observed price discounts from previous restricted stock studies were likely affected by factors unrelated to illiquidity, such as: (1) compensation for control and monitoring, (2) capital scarcity effects, and (3) information asymmetry effects.

To overcome these perceived weaknesses, Pluris analyzed the pricing of restricted stock in investor-to-investor trades—that is, transactions (1) not involving the issuer or an affiliate of the issuer and (2) not raising new capital for the issuer. According to Espen Robak of Pluris, “Clearly, the private placement process has facets, beyond just illiquidity, that affect discounts. The solution, or at least part of the solution, might be to look at the pricing of restricted stock in investor-to-investor trades, not involving the issuer or an affiliate of the issuer and not raising capital for the issuer.”44

The data analyzed was from the LiquiStat database of private sales transactions created by Pluris. As of the date of the Pluris study, the database contained transactions facilitated by Restricted Stock Partners through its Restricted Stock Trading Network. There were 61 transactions analyzed in the LiquiStat study. The 61 transactions analyzed in the LiquiStat study were completed at an average price discount of 32.8 percent, and a median price discount of 34.6 percent. The average number of days remaining before the sold shares became available to trade in the public markets was 144 days.

Restricted Stock Study Conclusions

The 17 restricted stock studies reported above cover several hundred transactions spanning the late 1960s through 2008. The results of these various restricted stock studies are summarized in the table below:

43 Espen Robak, CFA, “Lemons or Lemonade? Fresh Look at Restricted Stock Discounts,” Valuation Strategies (January/February 2007).

44 Espen Robak, CFA, “Discounts for Illiquid Shares and Warrants: The LiquiStat Database of Transactions on the Restricted Securities Trading Network (White Paper), January 22, 2007.

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Restricted Stock Studies Summary of Observed Price Discounts
Restricted Stock Study	Observation Period of Study	Observed Average Price Discount

SEC Overall Average	1966–69	25.8%
SEC Nonreporting OTC Companies	1966–69	32.6%
Milton Gelman	1968–70	33.0%
Robert R. Trout	1968–72	33.5%
Robert E. Moroney	1969–72	35.6%
J. Michael Maher	1968–73	35.4%
Standard Research Consultants	1978–82	45.0%
Willamette Management Associates	1981–84	31.2%
Hertzel & Smith	1980–87	13.5%
William L. Silber	1981–88	33.8%
Bajaj, Denis, Ferris, and Sarin [a]	1990–95	22.2%
Johnson Study	1991–95	20.0%
Management Planning, Inc.	1980–96	27.0%
FMV Opinions, Inc.[b]	1980–08	21.2%
Columbia Financial Advisors, Inc.	1996–97	21.0%
Columbia Financial Advisors, Inc.	1997–98	13.0%
LiquiStat	2005–06	32.8%

[a] This study attributes price discount to factors other than marketability (i.e. compensation for the cost of assessing the quality of the firm and for the anticipated costs of monitoring the future decisions of its managers.

[b] Represents results of latest published study. The database is routinely updated and available for purchase at www.bvmarketdata.com.

These restricted stock studies have generally concluded a decrease in the average DLOM after 1990. The restricted stock transactions analyzed in the studies covering the 1968 to 1988 period (where the average DLOM was approximately 35 percent) were generally less marketable than the restricted stocks analyzed after 1990 (where the average DLOM ranged between 20 percent and 25 percent). Valuation analysts typically attribute this decrease in observed price discounts to (1) the increase in volume of privately placed stock under SEC Rule 144(a) and (2) the change in the minimum SEC-required holding period under Rule 144—from two years to one year—that took place as of April 29, 1997.45 Increased volume was the result of a Rule 144 amendment in 1990 that allowed qualified institutional investors to trade unregistered securities among themselves. By increasing the potential buyers of restricted securities, the marketability of these securities generally increased. Both of these explanations suggest that investors have not changed the way they value marketability. Rather, the marketability of restricted securities has increased. As it became easier to find a buyer for restricted securities after 1990, the average restricted stock price discount decreased. The same trend occurred after the SEC-required holding period decreased from two years to one year in 1997.

On December 17, 2007, the SEC issued revisions to Rules 144 and 145.46 The revisions included shortening the holding period requirement for restricted securities of issuers that are subject to the reporting requirements of the Securities Exchange Act of 1934 (“reporting companies”) from one year to six months. “Under the amended Rules 144, after six months, if the issuer is a reporting company, . . . nonaffiliates may sell restricted securities without further limitations, including manner-of-sale or volume

45 See, for example, “Restricted Stock Discounts, 1991–95,” Bruce Johnson, Shannon Pratt’s Business Valuation Update (March 1999); Rod Burkert, “Cure for Declining Discounts, Deconstruct the Studies,” Trusts & Estates (March 2004); and Robert Reilly, “Willamette Management Associates’ Discount for Lack of Marketability Study for Marital Dissolution Valuations,” American Journal of Family Law (Spring 2005).

46 17 CFR Parts 230 and 239, December 17, 2007.

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limitations.”47 The holding period remains at one year for nonreporting issuers. This amendment became effective February 15, 2008. Thus far, only the FMV Study includes any transactions subject to the six-month holding period.

As the market for restricted stocks has evolved and become more liquid, it is increasingly important for analysts to consider the facts and circumstances of each restricted stock study. In particular, it is important to compare the market for the subject closely held company with the market for restricted securities. If the expected holding period for the stock in a closely held company is two years or greater, it may be more meaningful to select a DLOM based on the restricted stock studies conducted prior to 1990 (in addition to considering other theoretical and empirical research). Alternatively, if the subject closely held stock is likely to be liquidated within six months or one year, the post-1990 studies may be more meaningful.

Another characteristic of the restricted stock studies is the wide range in observed price discounts within each study. Although the average price discounts calculated in the restricted stock studies are similar, the range of price discounts observed in each of the studies was quite large, ranging from a price premium to price discounts approaching 90 percent.

The wide range of price discounts has two implications. First, a large range could lower the reliability of the data. Second, and more importantly, it suggests that valuation analysts should use professional judgment to select a price discount for a given subject company. The most likely explanation for the wide range in observed price discounts is the myriad of company-specific and security-specific factors that affect the DLOM. Therefore, while a DLOM is clearly indicated from the restricted stock studies, it is up to the analyst to consider how the subject interest relates to the restricted stock average price discount observed in the restricted stock studies.

Restricted shares of public corporation stock may not (temporarily) be traded directly on a stock exchange. However, the investor has certainty that, in a relatively short time period, the trading restrictions will lapse. The shares of stock of a closely held corporation, on the other hand, may never be traded directly on a stock exchange. The prospect of any level of efficient marketability is much lower for closely held companies shares compared to restricted public company shares. Therefore, the appropriate DLOM related to closely held corporation shares (or to similar closely held investments) is generally considered to be greater than the DLOM indicated by restricted stock studies.

The Pre-IPO Studies

The second type of empirical analysis that is used to quantify the appropriate DLOM for closely held stock is the pre-IPO study. A pre-IPO study examines arm’s-length sale transactions in the stock of a closely held company that has subsequently achieved a successful initial public offering of its stock. In a pre-IPO study, the DLOM is quantified by analyzing (with various adjustments) the difference between (1) the public market price at which a stock was issued at the time of the IPO and (2) the private market price at which a stock was sold (in an arm’s-length transaction) prior to the IPO. There are three published pre-IPO studies. These three studies are summarized below.

Emory Studies

A number of studies were conducted under the direction of John D. Emory, currently president of Emory Business Valuation, LLC, in Milwaukee, Wisconsin.48 The pre-IPO studies covered various time periods

47 John A. Menicucci Jr., “SEC Adopts Amendments to Rule 144 & Rule 145,” The Nebraska Lawyer (April 2008).

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from 1980 through 2000.49 Each study eliminated from consideration (1) development stage companies; (2) companies with a history of real operating losses; (3) companies whose IPO price was less than $5 per share; (4) foreign companies; and (5) banks, saving and loans, real estate investment trusts, and utilities. With the exception of the 1997 through 2002 study, the basic methodology for the various pre-IPO studies was identical. The 1997 through 2002 study was expanded to focused on sale transactions of common and convertible preferred stock, and did not exclude companies on the basis of their financial strength

The population of companies in each study consisted entirely of initial public offerings during the respective period in which Baird & Company either participated in or received prospectuses. The prospectuses of these 4,088 offerings were analyzed to determine the relationship between (1) the price at which the stock was initially offered to the public and (2) the price at which the latest private transaction took place (up to five months prior to the IPO).

The mean price discount and median price discount from all of the transactions analyzed in the Emory pre-IPO DLOM studies equal 46 percent and 47 percent, respectively. 50 The fact that these average price discounts are a little more than 10 percentage points greater than the average price discounts indicated by the restricted stock studies is predictable. This is because the pre-IPO stock sale transactions occurred when there was not yet any established secondary market for the subject stock. A summary of the results of each of the Emory pre-IPO studies is presented in the table below.

48 Mr. Emory was formerly with Robert W. Baird & Co. where the studies prior to April 1997 were conducted.

49 John D. Emory, “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock—January 1980 through June 1981,” Business Valuation News (September 1985): 21–24, also in ASA Valuation (June 1986): 62–66; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1985 through June 1986,” Business Valuation Review (December 1986): 12–15; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock (August 1987–January 1989),” Business Valuation Review (June 1989): 55–57; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1989–July 1990,” Business Valuation Review (December 1990): 114–16; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, August 1990 through January 1992,” Business Valuation Review (December 1992): 208–212; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1992 through July 1993,” Business Valuation Review (March 1994): 3–5; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1994 through June 1995,” Business Valuation Review (December 1995): 155–160; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, November 1995 through April 1997,” Business Valuation Review (September 1997): 123–131; John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, May 1997 through December 2000, Business Valuation Review (September 2001): 15–19; and “Underlying Data in Excel Spreadsheet for 1980-2000 Pre-IPO Discount Studies, as Adjusted October 10, 2002,” located at http://www.emorybizval.com/valuation-studies.shtml.

50 See John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “Discounts for Lack of Marketability: Emory Pre-IPO Discount Studies 1980–2000, as Adjusted October 10, 2002,” www.emoryco.com/valuation-studies.shtml.

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Emory Pre-IPO Studies Indicated DLOM Results
	Number of Prospectuses Reviewed	Number of Qualifying Transactions	Indicated Price Discount
Pre-IPO Study			Mean Median

1980–1981	97	12	59%	68%
1985–1986	130	19	43%	43%
1987–1989	98	21	38%	43%
1989–1990	157	17	46%	40%
1990–1991	266	30	34%	33%
1992–1993	443	49	45%	43%
1994–1995	318	45	45%	47%
1995–1997	732	84	43%	41%
1997–2000 [a]	1,847	266	50%	52%

[a] This is an expanded study. The expanded study focused on sale transactions of common and convertible preferred stock, and did not exclude companies on the basis of their financial strength. Note: The results above are from “Underlying Data in Excel Spreadsheet for 1980–2000 Pre-IPO Discount Studies, as Adjusted October 10, 2002,” located at www.emoryco.com/valuation-studies.shtml.

Emory makes the following observations:

Since an initial public offering often takes four or five months from conception to completion, the transactions mentioned in the prospectuses in the study would almost certainly have reflected the likelihood of marketability and any other value adjustment associated with being a public company. . . . The final question to be answered is that if the kinds of discounts found in this study occur where marketability is probable, but not a certainty, how much greater should discounts be for the more typical company’s stock that has no marketability, little if any chance of ever becoming marketable, and is in a neutral to unpromising situation? . . . [I]t is apparent that the lack of marketability is one of the more important components of value, and the public marketplace emphasizes this point.51

In September 2000, Emory and his associates published a similar pre-IPO study that dealt with dot-com companies only.52 This pre-IPO study covered the period from May 1997 through March 2000. This study (as adjusted) analyzed a total of 51 sales transactions, 38 of which were convertible preferred stock transactions and 13 of which were common stock transactions and option transactions. For the 51 transactions, the study calculated an average price discount of 48 percent and a median price discount of 51 percent. For the 38 convertible preferred stock transactions, the study calculated a 47 percent average price discount and a 51 percent median price discount. For the 13 common stock transactions and option transactions, the study concluded an average price discount of 53 percent and a median price discount of 51 percent.

51 Ibid.

52 John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “The Value of Marketability as Illustrated in Initial Public Offerings of Dot-Com Companies, May 1997 through March 2000,” Business Valuation Review (September 2000): 111–121; and “Underlying Data in Excel Spreadsheet for 1980-2000 Pre-IPO Discount Studies, as Adjusted October 10, 2002,” located at www.emoryco.com/valuation-studies.shtml.

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Valuation Advisors Studies

Valuation Advisors, LLC (VA), maintains a database that includes over 3,500 pre-IPO transactions that occurred within two years of an IPO.53 The pre-IPO transactions are arranged into five time periods: four three-month intervals for the 12 months immediately before the IPO, and a single period for the time frame from one to two years before the IPO. The pre-IPO transactions are also arranged by type of security (i.e., stock, convertible preferred stock, or option).

VA performed a pre-IPO DLOM study for each of the years between 1995 and 2006. The table below summarizes the results of the VA pre-IPO studies.

Valuation Advisors Pre-IPO Study Indicated Median DLOM Results
	Period Before IPO in Which Transaction Occurred
IPO Year	0-3 Months	4-6 Months	7-9 Months	10-12 Months	1-2 years	Number of Transactions
1995	37.82%	28.62%	60.40%	50.33%	60.64%	34
1996	30.83%	52.97%	56.37%	69.38%	71.81%	270
1997	34.18%	50.00%	67.12%	76.01%	80.00%	212
1998	23.35%	46.67%	68.93%	71.41%	71.91%	212
1999	30.77%	53.89%	75.00%	76.92%	82.00%	694
2000	28.70%	45.08%	61.51%	68.92%	76.64%	653
2001	14.74%	33.17%	33.38%	52.06%	51.61%	115
2002	6.15%	17.33%	21.88%	39.51%	55.00%	81
2003	28.77%	22.30%	38.36%	39.71%	61.37%	123
2004	16.67%	22.68%	40.00%	56.25%	57.86%	334
2005	14.75%	26.10%	41.68%	46.11%	45.45%	296
2006	23.47%	20.69%	40.23%	46.51%	56.27%	264
1995-2006 Average	24.18%	34.96%	52.91%	57.76%	64.21%
2002-2006 Average	17.96%	21.82%	36.43%	45.62%	55.19%

Source: Brian K. Pearson. “Valuation Advisors’ Lack of Marketability Discount Study™.” Business Valuation Resources Teleconference, August 23, 2007.

As indicated in the above table, the DLOM observed in 2001 and 2002 was lower than the DLOM observed in the prior years studied. According to VA:

The lower marketability discounts in 2001 reflects favorably on the quality of the companies that went public (that is, riskier companies generally couldn’t do an IPO in 2001). This doesn’t necessarily mean that marketability discounts are now lower. In fact, some might suggest this data means that the discounts are even higher for smaller companies, since they may have an even more remote chance of going public. Also, it’s generally harder to sell companies in a recessionary environment. Whatever your position on this issue, it is clear that even “higher quality” companies’ shares changed hands while still privately owned with significant marketability discounts.54

Willamette Management Associates Studies

Willamette Management Associates (WMA) completed 18 pre-IPO DLOM studies covering the period of 1975 through 1997. WMA recently completed an additional pre-IPO DLOM study encompassing the five

53 The database is available on a subscription basis from www.bvmarketdata.com.

54 Brian K. Pearson, “The 2001 Marketability Discount Study.” retrieved February 2, 2007, from http://www.valuationpros.com/ipo.html.

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years 1998 through 2002. As in the previous pre-IPO studies, the 1998–2002 pre-IPO study included only private market stock sale transactions that were conducted on an arm’s-length basis. The transactional data analyzed in the 1998–2002 pre-IPO study included (1) sales of closely held corporation stock in private placements and (2) repurchases of treasury stock by the closely held corporation. All transactions involving the granting of employee, executive, or other compensation-related stock options were eliminated from consideration in the 1998–2002 study. All transactions involving stock sales to corporate insiders or other related parties were eliminated from consideration in the 1998–2002 study. These transactions were eliminated from considerations unless WMA could verify (by a telephone interview with at least one principal party) that the stock sale transaction was, in fact, a bona fide, arm’s-length transaction.55

The results of the WMA studies are presented in the following table. The average price discounts varied from period to period. In most cases, the average price discounts concluded in the WMA pre-IPO study were greater than the average price discounts concluded in the restricted stock DLOM studies. The difference is most likely due to the fact that—unlike pre-IPO transactions—restricted stock transactions involve companies that already have an established public trading market.

55 The specific analytical procedures performed in the various WMA pre-IPO DLOM studies are detailed in Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business, 4th ed. (New York: McGraw-Hill, 2000), 408–411.

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Willamette Management Associates Pre-IPO Studies

Summary of Price Discounts for Private Transaction P/E Multiples

Compared to Initial Public Offering P/E Multiples

Adjusted for Changes in Industry P/E Multiples

	Number	Number				Price
Time	of	of	Standard	Trimmed	Median	Discount
Period	Companies	Transactions	Mean Price	Mean Price	Price	Standard
Analyzed	Analyzed	Analyzed	Discount	Discount *	Discount	Deviation

1975–78	17	31	34.0%	43.4%	52.5%	58.6%
1979	9	17	55.6%	56.8%	62.7%	30.2%
1980–82	58	113	48.0%	51.9%	56.5%	29.8%
1983	85	214	50.1%	55.2%	60.7%	34.7%
1984	20	33	43.2%	52.9%	73.1%	63.9%
1985	18	25	41.3%	47.3%	42.6%	43.5%
1986	47	74	38.5%	44.7%	47.4%	44.2%
1987	25	40	36.9%	44.9%	43.8%	49.9%
1988	13	19	41.5%	42.5%	51.8%	29.5%
1989	9	19	47.3%	46.9%	50.3%	18.6%
1990	17	23	30.5%	33.0%	48.5%	42.7%
1991	27	34	24.2%	28.9%	31.8%	37.7%
1992	36	75	41.9%	47.0%	51.7%	42.6%
1993	51	110	46.9%	49.9%	53.3%	33.9%
1994	31	48	31.9%	38.4%	42.0%	49.6%
1995	42	66	32.2%	47.4%	58.7%	76.4%
1996	17	22	31.5%	34.5%	44.3%	45.4%
1997	34	44	28.4%	30.5%	35.2%	46.7%
1998	14	21	35.0%	39.8%	49.4%	43.3%
1999	22	28	26.4%	27.1%	27.7%	45.2%
2000	13	15	18.0%	22.9%	31.9%	58.5%
2001	2	2	-195.8%	NA	-195.8%	NA
2002	5	7	55.8%	NA	76.2%	42.8%

* Excludes the highest and lowest deciles of indicated discounts.

NA = Not applicable

Source: Pamela Garland and Ashley Reilly, “Update on the Willamette Management Associates Pre-IPO Discount for Lack of Marketability Study for the Period 1998 Through 2002,” Insights, Spring 2004.

The DLOM conclusions for 1999 and 2001 are significantly lower than the DLOM conclusions of the previous WMA pre-IPO studies. In addition, the DLOM conclusions for 1999 and 2001 are significantly lower than (1) the DLOM conclusions reported in the VA study for the same years, and (2) the DLOM conclusions reported in the Emory study. There are several capital market reasons why the 1999 and 2000 results of the WMA DLOM study are outside the range of results observed in the 1975 through 1998 period: (1) there were relatively few IPO companies and relatively few private sale transactions that qualified for inclusion in the WMA pre-IPO study in 1999 and 2000, (2) the height of the dot-com “bubble” occurred during this time frame, and (3) the average first-day returns for IPO stocks were extraordinarily high in 1999 and 2000.56

In addition, the WMA DLOM conclusions for 2001 appear to be unreasonable. Certain capital market factors affected the observed price discounts. Also, the DLOM conclusions for these years are based on an extremely small number of transactions. Based on these factors, analysts should either (1) rely on the

56 An explanation of these uncharacteristic results can be found in: Robert F. Reilly, “Willamette Management Associates’ Discount for Lack of Marketability Study for Marital Dissolution Valuations,” American Journal of Family Law (Spring 2005).

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collective results of the 5-year period between 1998–2002 as a reasonable indication of the DLOM, or (2) ignore the results from the 2001 and 2002 period.

Pre-IPO Study Conclusions

The pre-IPO studies covered hundreds of transactions during a span of over 30 years. Median price differences between private transaction prices and public market prices varied under different market conditions, ranging from about 40 to 60 percent, after eliminating the “outliers.” This is strong support for the hypothesis that the fair market value of a noncontrolling ownership interest in a privately held company should be discounted from its publicly traded counterparts.

Many analysts agree that pre-IPO DLOM studies provide the most relevant empirical data with regard to the DLOM for a privately owned company. The reason is that companies in the pre-IPO DLOM studies more closely resemble privately held companies to which the DLOM is being applied. The pre-IPO DLOM studies are the only DLOM studies that involve transactions in shares of privately owned companies. John D. Emory and fellow authors illustrate this point by the rhetorical question, “if the kinds of discounts found in this study [the May 1997 through December 2000 Emory Study] occur where marketability is probable, but not a certainty, how much greater should discounts be for more typical company’s stock that has no marketability, little if any chance of ever becoming publicly marketable, and is in a neutral to unpromising situation?”57

Whether a valuation analyst is examining a company, ownership interest, or transaction, it is important that the subject interest be as similar as possible to the data used in the analysis. In this regard, if the subject interest is a privately owned security with an expected holding period exceeding two years, then the pre-IPO DLOM studies may provide a more relevant comparison than the restricted stock DLOM studies. The unique factors of each company and each engagement will affect which specific DLOM studies should be analyzed.

Two common criticisms of the pre-IPO DLOM studies are: (1) selection bias and (2) the fact that IPO prices are inflated due to hype.

The selection bias argument is based on the fact that only successful companies complete an IPO. Pre-IPO DLOM studies eliminate from consideration, by definition, companies that filed for an IPO but were unsuccessful. If there was a bias based on the fact that the pre-IPO DLOM studies include only “successful” companies, it would understate the size of the DLOM. One would expect a “troubled” company to be less liquid than a “successful” company, with fewer options for liquidity resulting in a greater DLOM.

In addition, the impact of selection bias on the indicated average DLOM may be minimal. This is because only about 1 in 5 companies that file for an IPO fail to complete the IPO when scheduled. WMA conducted a failed-IPO study that compared (1) the number of companies that filed an IPO registration with the SEC on Form S-1 to (2) the number of companies that successfully completed their IPO.58 The WMA failed-IPO study found that, among other things, (1) from 1990 through 2002, approximately 8,100 companies filed IPO registration statements with the SEC, and (2) approximately 1,800, or 23.3 percent,

57 John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock May 1997 through December 2000.” Business Valuation Review (September 2001): 16-7.

58 Gregg Gaffen, “The Willamette Management Associates Failed IPO Study: Does a DLOM Apply to Controlling Ownership Interests?,” Willamette Management Associates Insights (Autumn 2004): 52–54.

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of those companies did not complete the IPO. The WMA failed-IPO study considered a registration to be “failed” if an IPO was not completed within 18 months of the IPO registration. Some companies may have completed an IPO after this 18-month period, thereby lowing the percentage of failed IPOs. Based on the relatively low percentage of failed IPOs indicated by the WMA failed-IPO study, this factor may have a minimal effect on the reported average DLOM.

The price inflation hype argument is based on the theory that underwriters over-hype new issues. Therefore, underwriters drive IPO stock prices up and increase the indicated DLOM. However, empirical studies generally find first-day stock price appreciation on IPOs is often substantial, indicating that IPOs are systematically underpriced. According to Tim Loughran and Jay Ritter, “In the 1980s, the average first-day return on IPOs was 7%. The average first day return doubled to almost 15% during 1990–1998, before jumping to 65% during the internet bubble years of 1999–2000 and then reverting to 12% during 2001–2003.”59

These two often-cited arguments are easily addressed by looking at evidence cited herein. It is important to consider the fact that the pre-IPO DLOM studies are the only studies based on transactions in shares of private company stock. Therefore, these studies generally provide a meaningful starting point in the measurement of a DLOM for a privately owned ownership interest.

The Cost to Obtain Liquidity Studies

A third type of empirical study is the cost to obtain liquidity study. It is generally accepted that this type of DLOM study only applies to the analysis of a controlling ownership interest. The reason, of course, is that cost to obtain liquidity studies are based on transactions of controlling ownership interests. As a result, the cost to obtain liquidity studies are much less relevant for the analysis of a noncontrolling ownership interest—as compared to the analysis of a controlling ownership interest. The application of an illiquidity discount to the analysis of a controlling ownership interest in a privately held company is reasonable. The application of an illiquidity discount to the analysis of a controlling ownership interest has been accepted in numerous judicial decisions. The evidence used to support this valuation adjustment is presented below.

Costs

No security transfer transaction occurs without costs—both direct costs and indirect costs. The transaction costs related to the sale of a business include the following:

1.	Auditing and accounting fees—incurred in preparing financial statements and related information in order to provide necessary assurances to potential buyers and/or underwriters.
2.	Legal costs—incurred during document preparation, the investigation of contingent liabilities, and/or the negotiation of relevant warranties.
3.

Administrative costs (i.e., opportunity costs)—resulting from the time committed by company managers in dealing with accountants, lawyers, potential buyers and/or their representatives—rather than performing their normal duties.

4.	Transaction and brokerage costs—if a business broker, investment banker, or other transactional intermediary is involved. These transaction costs are also referred to as “flotation costs”; and

59 Tim Loughran and Jay Ritter, “Why Has IPO Underpricing Changed Over Time?,” Financial Management (Autumn 2004): 5–37.

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when these transaction costs are expressed as a percentage of the sales price, they are referred to as the “gross spread.”

The SEC published a study regarding flotation costs in December 1974. As indicated in the following table, the average flotation costs as of that time were approximately 12.4 percent of the total public offering gross proceeds:

SEC Study Analysis of Flotation Costs
Size of the Issue ($Millions)	Number Of Transactions	Compensation (% of Gross Proceeds)	Other Expenses (% of Gross Proceeds)	Total Transaction Costs (% of Gross Proceeds)

Under 0.5	43	13.24	10.35	23.59
0.5–0.99	227	12.48	8.26	20.74
1.0–1.99	271	10.60	5.87	16.47
2.0–4.99	450	8.19	3.71	11.90
5.0–9.99	287	6.70	2.03	8.73
10.0–19.99	170	5.52	1.11	6.63
20.0–49.99	109	4.41	0.62	5.03
50.0–99.99	30	3.94	0.31	4.25
100.0–499.99	12	3.03	0.16	3.19
Over 500.00	0	0	0	0

Total/Averages	1,599	8.41	4.02	12.43

Source: Cost of Flotation of Registered Issues 1971-72 (Washington, DC: Securities and Exchange Commission, 1974), p. 9.

As indicated in this table, smaller company transactions result in greater fees, as a percentage of the total gross proceeds. For an IPO with gross proceeds of under $1 million, the fees range from 21 percent to 24 percent of the total transaction proceeds. When the transaction size is between $20 million and $50 million, the total flotation costs are approximately 5 percent.

In a study published in 1987, Jay R. Ritter conducted a similar analysis of the direct expenses typically incurred by the issuer company in an initial public offering:60

60 Jay R. Ritter, “The Costs of Going Public,” Journal of Financial Economics (January 1987): 272.

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Ritter Study Analysis of Flotation Costs
IPO Gross Proceeds[61] ($Million)	Number of Transactions	Underwriting Price Discount[62] (%)	Other Flotation Expenses[63] (%)	Total Cash Expenses (%)

Firm Commitment IPO Offers

0.1–1.999999	68	9.84	9.64	19.48
2.0–3.999999	165	9.83	7.60	17.43
4.0–5.999999	133	9.10	5.67	14.77
6.0–9.999999	122	8.03	4.31	12.34
10.0-120.174175	176	7.24	2.10	9.34

All offers	664	8.67	5.36	14.03

Best-Efforts IPO Offers

0.1–1.999999	175	10.63	9.52	20.15
2.0–3.999999	146	10.00	6.21	16.21
4.0–5.999999	23	9.86	3.71	13.57
6.0–9.999999	15	9.80	3.42	13.22
10.0-120.174175	5	8.03	2.40	10.43

All offers	364	10.26	7.48	17.74

Source: Jay R. Ritter, “The Costs of Going Public,” Journal of Financial Economics, January 1987, p. 272.

Similar to the SEC flotation costs study, the Ritter study shows that larger companies generally negotiate lower underwriting fees, as a percent of the IPO gross proceeds. The Ritter study concluded slightly greater average underwriting fees than did the SEC study.

More current information is presented in a study conducted by Jay Ritter and Hsuan-Chi Chen published in 2000.64 In the Seven Percent Solution, the authors examined the price spread (i.e., the underwriter price discount) from 3,203 firm commitment IPOs from January 1985 to December 1998. The selected IPO transactions all had domestic gross proceeds of at least $20 million before the exercise of the over-allotment option. The table below presents the results from this gross price spread study.

Ritter and Chen Study Number of IPOs, Gross Proceeds, and Gross Price Spread Percent
IPO Gross Proceeds:	$20 Million – $80 Million			$80 Million and Up			All IPOs in the Study
IPO Transaction Date	Below 7%	Exactly 7%	Above 7%	Below 7%	Exactly 7%	Above 7%	Below 7%	Exactly 7%	Above 7%
1985–87	46%	26%	28%	76%	12%	12%	52%	23%	25%
1988–94	14%	75%	11%	90%	10%	0%	31%	60%	9%
1995–98	5%	91%	4%	71%	28%	1%	20%	77%	3%

61 Gross proceeds categories are nominal; no price level adjustments have been made.

62 The underwriting discount is the commission paid by the issuing firm; this is listed on the front page of the firm’s prospectus.

63 The other expenses figure comprises accountable and nonaccountable fees of the underwriters, cash expenses of the issuing firm for legal, printing, and auditing fees, and other out-of-pocket costs. These other expenses are described in footnotes on the front page of the issuing firm’s prospectus. None of the expense categories include the value of warrants granted to the underwriter, a practice that is common with best-efforts offers.

64 Hsuan-Chi Chen and Jay Ritter, “The Seven Percent Solution,” The Journal of Finance (June 2000).

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Ritter and Chen concluded that a significant number of IPOs were completed with a gross price spread of exactly 7 percent. In the 1985 to 1987 period, 23 percent of all IPOs had a 7 percent gross price spread. Of the IPOs studied in 1998 to 1994 period, the amount of transactions with a 7 percent price spread increased to 60 percent. For 1995 to 1998, 77 percent of all IPOs had a gross price spread of exactly 7 percent. As indicated in the above table, Ritter and Chen observed that the price spread is larger for smaller companies. This evidence indicates that a reasonable underwriter price discount for an IPO is 7 percent for companies with IPO gross proceeds exceeding $20 million.

Each of the above-described cost to obtain liquidity studies concluded that larger companies can negotiate lower underwriter fees, as a percent of the IPO gross proceeds. The most recent study, the Ritter and Chen study, presented evidence that reasonable underwriter fees are approximately 7 percent of the IPO gross proceeds. However, this study did not analyze companies with IPO gross proceeds of less than $20 million. The SEC study and the Ritter study did analyze companies with IPO gross proceeds under $20 million. They were consistent in finding total measurable costs of over 10 percent of the IPO deal size for smaller transactions. Analysts should consider (1) the average results from all cost to obtain liquidity studies, (2) the results by size of IPO transactions from each cost to obtain liquidity study, and (3) other direct and indirect liquidity costs not captured in the above cost to obtain liquidity studies.

It is noteworthy that the seller of a privately owned company will bear costs in addition to (1) the underwriter fees and (2) the “other costs” estimated above. In the Illiquidity for a Controlling Ownership Interest section, the discussion presented six factors that contribute to the DLOM for a controlling ownership interest in a privately owned company. These factors relate to (1) uncertain time horizon risk, (2) make ready cost risk, (3) sale price risk, (4) sale proceeds risk, (5) inability to hypothecate risk and (6) investment banker or other brokerage fees. Only item number six, investment banker or other brokerage fees, is included in the 7 percent cost to obtain liquidity measured by Ritter and Chen. Accordingly, analysts valuing a controlling ownership interest should consider all potential costs to liquidate controlling equity interests—and not simply apply a DLOM based on the “seven percent solution” or other cost to obtain liquidity studies.

CONSIDERATION OF SPECIFIC TRANSFERABILITY RESTRICTIONS

The restricted stock studies presented in this discussion present a multitude of factors that affect the DLOM for privately owned companies. Certain factors purported to affect the DLOM appear more often than others. For example, many of the restricted stock studies agree that company size, block size, and dividends all have an effect on the DLOM. However, these DLOM studies are limited because they can only consider the factors that they can measure. There are specific factors that affect privately owned companies that are not present (and therefore not measurable) in the various restricted stock studies. These factors are contractual restrictions, such as a shareholder agreement, right of first refusal, buy-sell agreement, and the like.

These contractual restrictions can severely limit the marketability of a noncontrolling ownership interest in a privately owned company. These factors, by their nature, are very case-specific. The following list presents the contractual restrictions that may affect the size the DLOM:

1.	Buy-sell agreements
2.	Shareholder or partnership agreements
3.	Rights of first refusal
4.	Other contractual transferability restrictions

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These contractual restrictions can severely limit the marketability of the privately owned equity interest. The more restrictive the agreement or provision, the greater the appropriate DLOM, all else equal.

FACTORS AFFECTING THE SELECTION OF THE DLOM

An asset is not simply either marketable or nonmarketable. Rather, there are varying degrees of marketability. The studies discussed above describe a starting point to estimate the DLOM. However, the facts and circumstances of each case will determine the appropriate DLOM. It is a matter of analyst judgment to select a DLOM based on (1) the empirical DLOM evidence, (2) the theoretical DLOM evidence, and (3) the facts and circumstances of each individual case. This section will discuss the subject-specific factors that affect the analyst’s selection of the DLOM.

In Bernard Mandelbaum et al. v. Commissioner,65 Judge David Laro cited nine specific (but nonexclusive) factors for analysts to consider in developing a DLOM (or discount for lack of liquidity):

1.	Financial statement analysis
2.	Dividend history and policy
3.	Nature of the company, its history, its position in the industry, and its economic outlook
4.	The company management
5.	The amount of control in the transferred shares
6.	The restrictions on transferability
7.	The holding period for the stock
8.	Subject company’s redemption policy
9.	Costs associated with a public offering

Mandelbaum has been cited frequently in subsequent decisions related to the measurement of the DLOM. The Mandelbaum factors are intuitive, and they reconcile with the empirical studies discussed above. Analyses of the Mandelbaum factors, the empirical studies, the theoretical studies, and other DLOM literature make it clear that dozens of company-specific and security-specific factors affect the magnitude of the DLOM. These dozens of factors generally fall into three categories: (1) dividend payments, (2) expected holding period, and (3) subject company risk. A discussion of these three categories of DLOM factors follows.

Dividend Payments

The text Valuing a Business,66 clearly explains the importance of dividends:

Stocks with no or low dividends suffer more from lack of marketability than stocks with high dividends. Besides being empirically demonstratable, this makes common sense. If the stock pays no dividend, the holder is dependent entirely on some future ability to sell

65 Mandelbaum, et al. v. Commissioner, T.C. Memo 1995-255.

66 Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th edition, (New York: McGraw-Hill 2000), 417.

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the stock to realize any return. The higher the dividend, the greater the return the holder realizes without regard for sale of the stock.

As this quote illustrates, an investor in a privately owned company would generally prefer some dividends to no dividends. However, when the subject ownership interest is a noncontrolling ownership interest, the analyst should also consider that the level of future dividends may not equal the level of historical dividends.

For example, let’s assume a closely held company makes an annual dividend payment equal to 100 percent of its annual cash flow. Furthermore, let’s assume that all company shareholders are related. Under a typical interpretation of the fair market value standard of value, which disregards family attribution, the willing buyer of a noncontrolling interest in the equity of this hypothetical company will not be a family member. In order for the economic benefits to remain within the family, the subject company may (1) cease paying dividends and (2) allocate the capital previously used for dividends to the family members in the form of increased salaries, for instance. In this example, the presence of historical dividends is not the only factor to consider when analyzing dividends relative to a private company. The expected future dividends of the subject company should typically be considered in a DLOM analysis. This example also illustrates the importance of considering the facts and circumstances of each case—and of not simply applying a DLOM based on average DLOM percentages.

Expected Holding Period

The second factor that affects the selection of the DLOM is the expected holding period. Mandelbaum specifically identified the expected holding period as a factor that affects the DLOM. Similarly, Revenue Ruling 77-28767 expressly states that the expected holding period affects the DLOM. The restricted stock studies, the pre-IPO studies, the option-pricing studies, and the discounted cash flow models all consider holding period as a factor. This factor is frequently associated with the DLOM because (1) it has been clearly measured in empirical studies, (2) it is intuitive, and (3) it encompasses a variety of other intuitive factors.

Emory Studies for 1980 to 2000 (after a 2002 Revision) Price Discounts Versus Time Between Transaction & IPO
Days	Average	Median	Count
0-30	30%	25%	18
31-60	40%	38%	72
61-90	42%	43%	162
91-120	49%	50%	161
121-153	55%	54%	130

TOTAL			543

Source: Institute of Business Appraisers Annual National Conference, June 2, 2003.

In the above table, the size of the DLOM is clearly related to the expected holding period. As the holding period increases, so does the DLOM.

The expected holding period for a privately held company is clearly an important consideration in the selection of the DLOM. One challenge for analysts is to accurately assess the expected holding period of privately owned stock. Analysts can estimate the expected holding period based on consideration of (1)

67 According to Rev. Rul. 77-287, Section 6.02, “the longer the buyer of the shares must wait to liquidate the shares, the greater the discount.”

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put rights, (2) the prospect of an IPO or sale of the business, (3) the size of the subject interest, and (4) contract-specific transferability restrictions.

Put Rights

In some situations, company shareholders will posses certain “put” rights. These put rights allow the shareholders to resell their shares to the company based on certain specified provisions. For example, in an employee stock ownership plan (ESOP), the put right may allow all of the ESOP participants to resell their shares to the company upon the termination, retirement, death, or disability of the participant, at the then fair market value. The existence of a put option provides a market for shares of privately owned stock and would decrease the appropriate DLOM, all else equal.

The existence of a put option has little value if the subject company is not expected to have the ability to meet its stock redemption obligation. When a privately held company has a put option, the ability of the company to acquire shares that are “put” to the company is typically an important factor to consider. The put option may not actually provide liquidity to a shareholder in a company that generates negative operating cash flow, or that has little debt capacity.

Prospect of a Public Offering or a Sale of the Business

Another obvious liquidity event for a noncontrolling shareholder in a privately owned company is an IPO or a sale of the business. Here, the greater the imminence of an IPO or sale, the lower the appropriate DLOM, all other factors being equal. Among other factors, the imminence of an IPO or sale depends on the size of the business, the industry the business competes in, and the attitudes of the company owners. A likely IPO/sale candidate may be characterized by the following factors: (1) the company maintains a strong balance sheet, (2) the company enjoys consistent and projected profitability, (3) the company operates in an industry under consolidation, and (4) the company is actively marketed with the assistance of a business broker.

Of course, like marketability itself, this factor is not an absolute proposition. That is, a company should not be characterized as “likely” or “unlikely” to complete an IPO or sale. Instead, there is a spectrum of liquidity event possibilities that exist. Even though a company may be a strong candidate for a liquidity event transaction, a noncontrolling equity owner has no assurance (and no influence) that a control event transaction will occur. The potential for a liquidity event and the risks of completing a liquidity event both affect the expected holding period of a stock.

The Size of the Interest

The size of the privately owned interest will also affect the expected holding period. There is empirical evidence that larger blocks of stock are associated with a larger DLOM. Larger blocks of stock are typically harder to sell. This is because the pool of potential buyers that can afford an asset decreases as the price of the asset increases. That is, more investors can afford (in terms of price, and in the context of their investment objectives) to acquire a $100,000 interest than a $10 million interest.

Contractual Transferability Restrictions

Contractual transferability restrictions include buy-sell agreements, shareholder agreements, and the like. In many privately owned holding companies, these agreements are put in place to ensure company

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ownership is maintained within the family. Therefore, these agreements often severely restrict the transferability of the subject stock. These agreements are not present only in family-owned holding companies. They appear in subchapter S corporations, C corporations, and virtually every other business entity available. Any agreement that restricts the transfer of stock will tend to increase the amount of the DLOM.

Subject Company Risk

The third factor that affects the amount of the DLOM is the subject company risk. The restricted stock studies and the option pricing studies both conclude that the size of the DLOM is directly related to the stock price volatility (one measure for risk). The studies are also consistent in attributing company size (another measure for risk) with the DLOM size. For example, the McConaughy, Cary and Chen restricted stock study pointed out, “There are three factors that remain significant: size, stability of revenue growth, and stock price volatility. These three factors clearly reflect the riskiness of investing in a company.”68 Each of these three factors relates directly to the subject company risk.

Analysts generally agree that a large company is a “safer” investment than a similar small company, all other factors being equal. This conclusion is illustrated by comparing the required rates of return on large-capitalization companies to small-capitalization companies. Ibbotson Associates makes this comparison in SBBI Valuation Edition, 2009 Yearbook (SBBI):

One of the most remarkable discoveries of modern finance is that of a relationship between firm size and return. The relationship cuts across the entire size spectrum but is most evident among smaller companies, which have higher returns on average than larger ones. . . . Small-capitalization stocks are still considered riskier investments than large company stocks. Investors require an additional reward, in the form of additional return, to take on the added risk of an investment in small-capitalization stock.69

Large companies are perceived as safer investments than are small companies. This is because greater earnings typically enable a company (1) to withstand downturns in the economy and subject company industry and (2) to capitalize on growth opportunities that require borrowing capacity or cash.

Factors in addition to size can also affect subject company risk. Every company is unique, and there is no one list that can encompass the wide range of potential risk factors. However, the following list comprises some of the more common company-specific factors that affect subject company risk:

•	Historical financial ratios
•	Historical earnings trends/volatility
•	Management depth
•	Product line diversification
•	Geographic diversification
•	Market share
•	Supplier dependence

68 Daniel L. McConaughy, David Cary, and Chao Chen, “Factors Affecting Discounts on Restricted Stock,” Valuation Strategies (November/December 2000): 46.

69 Ibbotson Associates, SBBI Valuation Edition, 2009 Yearbook (Ibbotson Associates, 2009), 89, 105.

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•	Customer dependence
•	Deferred expenditures
•	Lack of access to capital markets

SUMMARY AND CONCLUSION

The Lack of Marketability Adjustment

The DLOM adjustment is often a controversial issue in a valuation analysis. Analysts, courts, and educators have all opined as to the correct interpretation of the DLOM. There are dozens of studies that attempt to quantify the DLOM. Examples of the current DLOM controversies include (1) the relevance of certain DLOM studies, (2) the interpretation of certain DLOM studies, (3) the proper methodology to measure the DLOM for a privately owned company, and (4) the appropriate size of the DLOM adjustment.

In spite of the disagreements regarding the DLOM, a large body of literature supports the existence of the DLOM. Restricted stock studies, the first type of analysis performed to estimate the DLOM, appeared beginning in 1971. Between the first restricted stock study published by the SEC in 1971 and today, the DLOM literature has developed considerably. Studies have expanded to include pre-IPO DLOM studies, option pricing studies, and discounted cash flow models. The studies have affirmed that smaller, riskier companies warrant a greater DLOM, all other factors being equal. The studies are also consistent in attributing a larger DLOM (1) to companies that do not pay dividends and (2) to ownership interests with longer expected investment holding periods. Between 1971 and 2007, dozens of DLOM studies have been published that affirm what the 1971 SEC Study concluded: (1) the DLOM is an economically valid concept and (2) the size of the DLOM is often substantial.

Application of DLOM in the Valuation Process

In estimating the appropriate DLOM, an analyst should consider all of the facts and circumstances relevant to the subject security/business interest. Based on the unique facts of a specific analysis, there are times when one study is more relevant than another study. This is because marketability and lack of marketability are relative (and not absolute) terms.

As indicated above, the restricted stock studies conducted prior to 1990 indicated price discounts of around 35 percent. After 1990, the DLOM indicated in the restricted stock studies decreased to around 25 percent due to (1) the improved liquidity in the market for restricted stocks and (2) a shorter required holding period based on SEC Rule 144. The average DLOM indicated in the pre-IPO studies was approximately 45 percent to 50 percent. Finally, the cost to obtain liquidity studies indicated (1) that underwriter fees are approximately 7 percent and (2) that other measurable transaction-related fees range from 5 percent to 7 percent. The different degrees of marketability in the ownership interests that supply the data points used in the various DLOM studies is the primary reason for the different average price discount conclusions.

It is typically not appropriate to select a DLOM based solely on the average discount reported in the empirical studies. A thorough understanding of how the subject interest compares to the interests analyzed in the various empirical DLOM studies is important to the DLOM analysis. If the subject company or subject security has an expected holding period of one year or less, then it may be more meaningful to place more emphasis on the DLOM results from the post-1990 restricted stock studies than

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the pre-IPO studies. Alternatively, if a public market or liquidity event is not expected to occur for many years, then the results from pre-IPO DLOM studies may be more meaningful.

In addition to comparing the subject interest to the empirical DLOM studies, the subject interest may warrant an upward or downward adjustment relative to the selected benchmark. As mentioned above, the most important company-specific and security-specific factors to consider are: (1) dividend payments, (2) expected holding period, and (3) subject company risk. The importance of analyzing the subject company relative to the empirical DLOM studies is illustrated by the wide range of discounts observed within each empirical DLOM study. The wide range of observed discounts illustrates that a multitude of company-specific and security-specific factors affect stock pricing and the size of the DLOM.

The analyst should only rely on cost to obtain liquidity studies when the subject security is sufficiently similar to the securities analyzed in these studies. Because the cost to obtain liquidity studies relate to selling a controlling ownership interest, analysts typically consider these data only when selecting a lack of liquidity for a controlling ownership interest. The primary relevance of these studies for noncontrolling ownership interests is the extent to which they support the significant cost (both measurable and nonmeasurable) associated with selling a privately owned company.

For the reasons discussed above, the theoretical studies have limited practical use. These theoretical studies are problematic because of (1) the limited number of factors considered, (2) their lack of acceptance in the courts and in the professional valuation community, and (3) the quantitative sensitivity of the model inputs.

DISCOUNT FOR LACK OF MARKETABILITY FOR BELK, INC.

Exhibit 16 A depicts the indicated discount for lack of marketability in respect to Belk. As shown in the Exhibit, the indicated valuation adjustment for the lack of marketability was 20 percent. This is based on empirical data from the restricted stock studies, the pre-IPO studies, the Johnson study, and the empirical regression of the Silber Model. The preceding paragraphs outlined the various methodologies and conclusions of each study, and the Johnson study and the Silber Model is discussed in further detail in the subsequent paragraphs.

Johnson Study

Background and Findings

Bruce A. Johnson published a study of some 72 restricted stock transactions that occurred between 1991 and 1995 in his article “Quantitative Support for Discounts for Lack of Marketability” in the December 1999 edition of Business Valuation Review (pages 152-155). The average discount of the study was 20.2 percent.

Application of Study Finding to Belk, Inc.

Johnson classified the data into range quartiles and published the average of each quartile. We classified the Subject Interest into the appropriate quartile and compared the resulting array of indicated discounts to arrive at the selected discount suggested by the data. There were four factors compiled for the observations:

1.	total sales;

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2.	total net income;
3.	transaction size; and
4.	net income margin.

We analyzed the aforementioned factors of the Subject Interest in relation to the Johnson study quartiles with indicated discounts. Our analysis resulted in the range of discounts from 8.3 percent to 27.7 percent, as summarized in Exhibit 16 D.

Silber Study

Background and Findings

In a 1991 article in the Financial Analysts Journal, William L. Silber presented the results of analysis of 69 private placements of common stock of publicly traded companies between 1981 and 1988. He concluded that the average discount was 33.75 percent, very consistent with earlier studies.

In 1977, the Internal Revenue Service published Revenue Ruling 77-287 to provide information and guidance to any person or party concerned with the valuation of securities that cannot be immediately resold because they are restricted. The importance of the Ruling was the Service’s recognition that a discount should be associated with shares that are restricted in some manner from immediate access to an active public market. The Ruling cited four factors to consider in determining the discount from a publicly traded price that should be applied in valuing restricted securities, including:

•	the earnings and sales patterns of the company and the risk associated with those earnings;
•	the dollar amount of sales of the company’s securities;
•	the trading market in which freely traded shares of the same class are traded; and
•	the existence of resale agreement provisions or other provisions affecting the holders’ rights.

We concentrated our analysis on restricted stock studies, and in particular a quantitative model developed by William L. Silber. We believe that this type of placement analysis is applicable whether the illiquidity arises from restrictions, blockage, or both factors.

In Silber’s article in the July-August Financial Analysts Journal the results of what he described as a “cross-sectional model” was used to determine an estimate of the discount attributable to a stock that could not be readily sold on the open market for an extended period of time, such as a large block of stock. The model is shown in Exhibit 16 E. Similar to other restricted stock studies, Silber compared the price of restricted stock, as evidenced by private placement sales to sophisticated investors, with the price of the otherwise identical common stock, as evidenced by trades in an open, liquid market.

The average price discount determined by Silber’s analyses of restricted stock prices compared to freely tradable market prices was 33.75 percent. However, while performing his analyses, Silber was able to recognize variations in discounts dependent upon certain company-specific and issue characteristics. Smaller than average discounts were observed for stocks whose issuing companies enjoyed a larger revenue base and positive earnings. The logic behind smaller discounts for such stocks stems from investors being less likely to attempt to liquidate their restricted stock investments during periods of illiquidity if they are able to benefit from the issuing company’s profitability.

Silber created an equation to assist in explaining discounts to restricted stock, the basic premise of which was an interaction of supply and demand for an issuance. The functions included in the equation are based, in part, on the Revenue Ruling 77-287 characteristics outlined above, and were thought by Silber

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to be indicative of the magnitude of a discount relative to the stock’s freely tradable market price. In general terms, the functions measured the credit-worthiness of the company, the marketability of the subject shares, special or favorable relationships (if any) between investors in the restricted stock and the company itself, and the cash flow of the company. Silber showed through his observations of restricted stock transactions that:

•	discounts on stock should become smaller as the credit-worthiness of the company improves;
•	discounts on stock should become smaller as the marketability of the stock improves;
•	discounts on stock should become smaller as the cash flow of the company grows larger; and
•	discounts on stock should become smaller in the presence of special concessions made to investors in the stock.

The formulary proxies for each of these functions, as suggested by Silber, included revenue volume and the nature of earnings (positive or negative) as a means to determine the credit-worthiness of a company. As an approximation, companies with higher revenues and earnings, relative to market averages, imply better credit-worthiness. Furthermore, companies with higher revenues and earnings typically generate higher levels of cash flow. Therefore, the normalized level of revenues and whether earnings were in the red or the black provided the proxies for credit-worthiness and cash flow.

The proxy for marketability was derived from evidence, which suggests that blocks of stock sold in secondary distributions cannot be sold at the same price as existing shares due to a lack of elasticity in the demand for shares. In addition, the price of the block declines more as the size of the block grows in relationship to the total number of shares outstanding, as described above. It is expected that the size of the block of stock, depending on how large it is relative to the total number of shares outstanding, will have a negative impact on the value of the stock. The marketability proxy therefore was determined to equal the number of shares of stock, or in this case the subject block, divided by the total number of shares outstanding.

The final proxy used in Silber’s model to measure the impact of special relationships on the price of restricted stock is a dummy variable, which equals one if a supplier relationship exists between the investor and the company issuing the stock, and zero if no such relationship exists.

Application of Study Finding to Belk, Inc.

We input the relevant Company-specific data for Silber’s regression model in Exhibit 16 E. These factors include: size of the block and the level of revenues and the profitability of the Company. The resulting indicated discount was approximately 18 percent.

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APPENDIX C – STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

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STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

The primary assumptions and limiting conditions pertaining to the conclusion of value stated in this report are summarized below. Other assumptions are cited elsewhere in this report.

1.	The value conclusion arrived at herein is valid only for the stated purpose as of the date of the valuation.

2.

We have accepted without any verification financial statements and other related information provided by the company or its representatives as fully and correctly reflecting the company’s business conditions and operating results for the respective periods, except as specifically noted herein. We have not audited, reviewed, or compiled the financial information provided to us. Accordingly, we express no audit opinion or any other form of assurance on this information.

3.

We obtained public information and industry and statistical information from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

4.

We do not provide assurance on the achievability of the results forecasted by the company because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

5.

We based the value conclusion arrived at herein on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners’ participation would not be materially or significantly changed.

6.

This report and the value conclusion arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They may not be used for any other purpose or by any other party for any purpose. Furthermore, the report and value conclusion are not intended by the authors, and should not be construed by the reader, to be investment advice in any manner whatsoever. The value conclusion represents our considered opinion, based on information furnished by the company and other sources.

7.

Neither all nor any part of the contents of this report (especially the value conclusion, the identity of any valuation analysts, or the firm with which such valuation analysts are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication, including but not limited to the Securities and Exchange Commission or other governmental agency or regulatory body, without our prior written consent and approval.

8.

We are not environmental consultants or auditors, and we take no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. We do not conduct or provide environmental assessments and have not performed one for the subject property.

9.

We have not independently determined whether the company is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA/Superfund liability) nor the scope of any such liabilities. Our valuation takes no such liabilities into account, except as they have been reported to us by the company or by an environmental consultant working for the company, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. Such matters, if any, are noted in the report. To the extent such

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information has been reported to us, we have relied on it without verification and offer no warranty or representation as to its accuracy or completeness.

10.

We have not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the American Disabilities Act of 1990, and this valuation does not consider the effect, if any, of noncompliance.

11.	No change of any item in this valuation report will be made by anyone other than us, and we have no responsibility for any such unauthorized change.

12.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the subject business due to future federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

13.

If prospective financial information approved by management has been used in our work, we have not examined or compiled the prospective financial information. Therefore, we do not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions. Events and circumstances frequently do not occur as expected, and there will usually be differences between prospective financial information and actual results, and those differences may be material.

14.

Except as noted, we have relied on the representations of the owners, management, and other third parties concerning the value and useful condition of all equipment, real estate, and investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

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APPENDIX D – APPRAISAL CERTIFICATION

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APPRAISAL CERTIFICATION

We hereby certify the following statements regarding this appraisal:

1.	We have personally inspected the assets, properties, or business interests encompassed by this appraisal.

2.	We have no present or prospective future interest in the assets, properties, or business interests that are the subject of this appraisal report.

3.	We have previously appraised these assets, properties, or business interests during the three years prior to this engagement.

4.	We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

5.	Our compensation for making the appraisal is in no way contingent upon the value reported or upon any predetermined value.

6.	To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are true and correct.

7.

Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as promulgated by the Appraisal Foundation and the American Society of Appraisers.

8.

No persons other than the individuals whose qualifications are included herein have provided significant professional assistance regarding the analyses, opinions, and conclusions set forth in this report.

9.	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and they represent our unbiased professional analyses, opinions, and conclusions.

10.

The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the code of professional ethics and the standards of professional appraisal practice of the professional organizations of which we are members.

11.	Disclosure of the contents of this report is subject to the requirements of the professional organizations of which we are members related to review by their duly authorized representatives.

12.

The signature of the appraiser responsible for conducting this engagement, Curtis R. Kimball, Managing Director of Willamette Management Associates, is incorporated herein by reference to its location on the transmittal letter of this report.

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APPENDIX E – PROFESSIONAL QUALIFICATIONS OF PRINCIPAL ANALYSTS

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CURTIS R. KIMBALL

Curtis Kimball is a managing director of Willamette Management Associates. Curtis is also the firm’s national director of wealth management valuations.

Curtis supervises engagements related to the valuation of business entities and business interests, the analysis of publicly traded and private securities, and the valuation of intangible assets, options and derivative interests, claims, fractional interests, and intellectual property.

He has performed the following types of valuation assignments: estate and gift planning valuations, estate tax (both date of death and alternate value date) valuations, gift tax valuations, generation-skipping tax valuations, fiduciary compensation and damages claims valuations, buy-sell agreement valuations, income tax (including charitable deduction, transfer pricing, intangible asset basis, and loss deduction) valuations, fair value valuations for financial reporting purposes, merger and acquisition valuations, fairness opinions, solvency analyses, ESOP feasibility and initial transaction valuations, ESOP employer stock valuations and transaction fairness valuations, insurance valuations, divorce and equitable division valuations, various forensic analyses, fair value in dissenting shareholder rights and shareholder oppression proceedings, economic damages and lost profits analyses, bankruptcy and restructuring analysis and valuations, employee compensation and stock option valuations, and financing collateral valuations.

Curtis has presented expert testimony in federal courts (U.S. Tax Court, U.S. District Court, and U.S. Bankruptcy Court) and various state courts and in alternate dispute resolution venues, including binding arbitration and mediation. Curtis is also the firm’s national director for wealth management matters (including estate, gift, charitable, fiduciary, marital planning, family and partner disputes, and tax issues). He has extensive experience with appearances in IRS appellate conferences.

Curtis has decades of experience in the valuation of various types of business entities and interests, including: private family-owned businesses, private multiple-investor businesses, employee-owned businesses, minority interests, fifty-percent interests, restricted stock of publicly-traded companies, large blocks of publicly-traded securities, preferred stock interests, multiple classes of preferred and common stock in complex capital structures, secured notes, subordinated debt interests, options and other derivative interests, warrants and rights offerings, general and limited partnership interests, limited liability company membership interests, professional practices, joint ventures, licensing agreements, franchises, and foreign-domiciled corporations.

In addition, his experience includes the valuation of various types of intangible assets, claims, damages, and intellectual properties. These include: patents, copyrights, trade secrets, master recordings, programming libraries, core deposits, customer contracts, franchises (including professional sports franchises), product licensing, management employment contracts, fiduciary damages and claims, non-compete and non-solicitation agreements, customer lists, cutting and hunting rights, undivided fractional interests in real estate, assembled workforces, trademarks/trade names/trade dress, contract rights, breach of contract damages, going-concern values, goodwill, and transfer price agreements.

PREVIOUS EXPERIENCE

Before joining Willamette Management Associates, Curtis was a vice president and manager of the Business Owners Services Group of the Citizens & Southern Trust Company, the trust subsidiary of the Citizens & Southern Corporation of Atlanta, Georgia (now Bank of America). Curtis provided valuation and appraisal services to the C&S Corporation trust and banking customer base throughout the southeast. In addition, his area acted as the trust department’s analyst and administrator in matters relating to the

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management, purchase, and sale of private business interests, intangible assets, and illiquid securities held in estates and trusts. Curtis has managed closely held businesses after the founder’s death, and he has served as a member of the board of directors of a number of family-owned businesses in his capacity as representative of the trustees or executors.

Curtis also acted as part of the C&S Trust ESOP fiduciary services group, with input regarding the retention of independent valuation firms to advise the bank as trustee on ESOP valuations and review of independent valuations. Curtis’s position at C&S included work as part of the team that acted as ESOP trustee for the leveraged buyout of AVIS Rent-a-Car, one of the then-largest employee-owned firms in the nation.

Prior to joining C&S, Curtis was an assistant vice president with the Trust Department of Wachovia Bank & Trust Company, N.A., a major regional bank located in North Carolina. As the assistant manager of the closely held business unit at Wachovia, Curtis managed the trust department’s holdings of private business interests and estate portfolios, and he conducted valuations of closely held businesses and business interests for bank clients in the region. He joined Wachovia as an internal auditor, and he subsequently worked as a loan administration officer with the bank’s corporate lending group.

EDUCATION

Master of Business Administration, Emory University

Bachelor of Arts, economics, Duke University

PROFESSIONAL AFFILIATIONS

Curtis is an accredited senior appraiser (ASA) of the American Society of Appraisers, accredited in business valuation. He has been a member of and served as treasurer of the ASA’s Business Valuation Committee. He is presently a member of the Business Valuation Standards Sub-Committee. He served as a member of the International Board of Examiners and International Ethics Committee of the ASA. He has served as president, secretary, and treasurer of the Atlanta Chapter of the ASA. He has served as chair of the Atlanta Chapter Business Valuation Committee. He has served as treasurer of the Portland Chapter of the ASA.

Curtis also holds the chartered financial analyst (CFA) designation of the CFA Institute. He was a member of the Board of Examiners and was a senior grader for the examinations leading to the CFA designation. He served for six years as a member of the Disciplinary Review Committee and as a member of the Disciplinary Hearing Panel judges’ pool. He was a member of the Portland Society of Financial Analysts for which he served as secretary and a member of the board of directors. He also served as a member of the board of trustees of the CFA Society of Atlanta (CFA-ATL) and is currently the CFA-ATL membership chair.

He is also a member of The ESOP Association, the American Bankruptcy Institute, the Institute of Management Accountants, the National Association of Corporate Directors, and the National Association of Business Economists, for which he served as past president of the Portland chapter and treasurer of the Atlanta chapter.

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CHIP BROWN, CPA

Chip Brown is a managing director of Willamette Management Associates. His practice includes valuation consulting, economic analysis, and financial advisory services.

Chip has performed the following types of valuation and economic analyses: merger and acquisition valuations, fairness opinions, ESOP formation and adequate consideration analyses, acquisition purchase price allocations, business and stock valuations, and lost profits/economic damages analyses.

He has prepared these valuation and economic analyses for the following purposes: transaction pricing and structuring (merger, acquisition, liquidation, and divestiture); taxation planning and compliance (federal income, gift, and estate tax; state and local property tax; transfer tax), ESOP transactions and ESOP related litigation, forensic analysis and dispute resolution, and strategic information and planning.

Chip has valued the following types of business entities and securities: close corporation business enterprise, close corporation fractional ownership interests, public corporation subsidiaries/divisions, complex capital structures (various classes of common/preferred stock; options, warrants, grants, rights), general and limited partnership interests, joint ventures, proprietorships, professional service corporations, professional practices, and LLPs and LLCs.

He has performed business valuations in the following industries: advertising, apparel, bottling, brokerage, cable television, chemical, commercial banking, communications, computer services, construction and contracting, consulting, distribution, energy and electric generation, health care, hotel and hospitality, insurance, manufacturing, marine, mining and mineral extraction, money management, natural resources, parking, petroleum, printing, publishing, real estate development, restaurant, retailing, telecommunications, television broadcasting, textiles, tire, transportation and trucking, and wholesaling.

Chip has performed valuation, economic damages, or transfer price/royalty rate analyses related to the following intangible assets: computer software, computer databases, contract rights, copyrights, customer and supplier contracts, customer lists, employment contracts, goodwill, licenses, noncompete covenants, patents, proprietary technology, trained and assembled workforces, trade names, and trademarks.

He has performed financial advisory and economic analyses for various transactional purposes: identification of M&A targets, valuation of target company synergistic/strategic benefits, negotiation of deal price and terms, fairness analysis of proposed transactions, and valuation of debt and equity instruments.

PREVIOUS EXPERIENCE

Prior to joining Willamette Management Associates, Chip was a senior associate at Adams Capital, Inc., a provider of business valuation, asset valuation, and financial advisory services. Prior to joining Adams Capital, he practiced assurance and advisory business services with Ernst & Young LLP.

EDUCATION

Master of Science, accounting, University of Virginia

Bachelor of Science, management, Georgia Institute of Technology (with highest honors)

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PROFESSIONAL AFFILIATIONS

Certified Public Accountant (CPA) – Georgia

Chartered Financial Analyst (CFA) – CFA Institute

Accredited in Business Valuation (ABV) – American Institute of Certified Public Accountants

Certified in Financial Forensics (CFF) – American Institute of Certified Public Accountants

Certified Valuation Analyst (CVA) – National Association of Certified Valuators and Analysts

Chip is a member of the American Institute of Certified Public Accountants (AICPA) and the Georgia Society of Certified Public Accountants (GSCPA). Chip is also a member of The ESOP Association, the CFA Institute, and the Atlanta Society of Financial Analysts.

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WESTON C. KIRK

Weston Kirk is an associate with Willamette Management Associates in the Atlanta office.

Weston has performed various types of valuation and economic analyses including merger and acquisition valuations, fairness opinions, ESOP formation and adequate consideration analyses, business and stock valuations, litigation disputes and damages, Internal Revenue Service audits, and gift and estate tax valuations.

He has prepared these valuation and economic analyses for the following purposes: transaction pricing and structuring (mergers and acquisitions); taxation planning and compliance (federal income, gift, and estate tax and transfer tax); ESOP transaction and financing; and strategic information and planning.

He has performed business valuations in the following industries: accounting, aerosols, asset management, biotechnology, commercial banking, construction, defense contracting, department stores, ecommerce, electrical contracting, food retail, grocery stores, hedge funds, IT consulting, language instruction, literary and publishing, mining and aggregates, pharmaceuticals, semiconductor and circuit boards, structural metals manufacturing, temporary staffing services, and trucking and transportation, among others.

PRIOR EXPERIENCE

Weston was an intern in the Atlanta office of Willamette Management Associates prior to joining the firm as associate.

EDUCATION

Bachelor of Business Administration in finance, Georgia State University, J. Mack Robinson College of Business

Certification in economics, Georgia State University, Andrew Young School of Policy Studies

PROFESSIONAL AFFILIATIONS

Weston is a Level I candidate for the Chartered Financial Analyst designation. Weston is also a Non-CPA Associate of the AICPA and a member of the AICPA section on Forensic and Valuation Services.